As filed with the Securities and Exchange Commission on December 8, 2000
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                            -------------------------
                                    FORM 20-F
                            -------------------------

           REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) AND 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             Commission File Number:

                           America Movil, S.A. de C.V.
             (exact name of registrant as specified in its charter)

                                 America Mobile
                 (translation of registrant's name into English)

                              United Mexican States
                         (jurisdiction of incorporation)

          Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico
                    (address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

American Depositary Shares, each representing       New York Stock Exchange
20 Series L Shares, without par value
("L Share ADSs")

Series L Shares, without par value ("L Shares")     New York Stock Exchange
                                                    (for listing purposes only)

Securities to be registered pursuant to Section 12(g) of the Act:

American Depositary Shares, each representing 20 Series A Shares, without par value ("A Share ADSs")

Series A Shares, without par value ("A Shares")

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None. The number of outstanding shares of each of the issuer's classes of capital or common stock as of the establishment of the Company on September 25, 2000 was:

            3,266.2 million        AA Shares
              345.6 million        A Shares
           10,872.7 million        L Shares

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

         Yes                          No  X
            ----                         ----

Indicate by check mark which financial statement item the registrant has elected to follow.

     Item 17                       Item 18 X
            ----                          ----

                                TABLE OF CONTENTS
                                                                            Page

              Presentation of Information.....................................ii
              Forward-Looking Statements.....................................iii
Item 1.       Identity of Directors, Senior Management and Advisers............1
Item 2.       Not applicable...................................................2
Item 3.       Key Information..................................................3
                 Selected Financial Data.......................................3
                 Dividends.....................................................6
                 Exchange Rate Information.....................................7
                 Capitalization................................................8
                 Risk Factors..................................................9
Item 4.       Information on the Company......................................19
                 The Company..................................................19
                 Business of Telcel...........................................21
                 Subsidiaries.................................................32
                 Joint Ventures and Investments...............................37
                 Capital Expenditures.........................................46
                 The Spin-off.................................................47
Item 5.       Operating and Financial Review and Prospects....................50
Item 6.       Directors, Senior Management and Employees......................61
Item 7.       Major Shareholders and Related Party Transactions...............66
                 Major Shareholders...........................................66
                 Related Party Transactions...................................67
Item 8.       Financial Information...........................................70
Item 9.       The Offer and Listing...........................................70
                 Description of Securities....................................70
                 Trading Markets..............................................70
                 Trading on the Mexican Stock Exchange........................71
Item 10.      Additional Information..........................................72
                 Share Capital................................................72
                 Bylaws.......................................................72
                 Certain Contracts............................................77
                 Legal Proceedings............................................77
                 Exchange Controls............................................78
                 Dividends and Paying Agents..................................78
                 Taxation.....................................................78
                 Documents on Display.........................................82
Item 11.      Quantitative and Qualitative Disclosures about Market Risk......83
                 Exchange Rate and Interest Rate Risks........................83
                 Sensitivity Analysis Disclosures.............................83
Item 12.      Description of Securities other than Equity Securities..........84
                 Description of American Depositary Shares....................84
Items 13-17.  Not applicable..................................................89
Item 18.      Financial Statements............................................90
Item 19.      Exhibits........................................................90

                           PRESENTATION OF INFORMATION

         In this registration statement, America Movil, S.A. de C.V., a sociedad anonima de capital variable organized under the laws of Mexico, is referred to as the "Registrant," and, unless the context otherwise requires, the Registrant and its consolidated subsidiaries are referred to collectively as "America Movil" or the "Company." America Movil was established on September 25, 2000 in a spin-off (the "Spin-off") of the wireless business and certain international businesses of Telefonos de Mexico, S.A. de C.V. ("Telmex"), the largest provider of local and long-distance telephone services in Mexico. The Spin-off was implemented using a procedure under Mexican corporate law called escision or "split-up." See "The Spin-off" under Item 4.

         America Movil conducts its wireless business in Mexico through its subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trademark "Telcel" and is referred to herein as "Telcel."

         This registration statement includes under Item 18 the Company's audited combined financial statements as of December 31, 1998 and 1999 and for the years ended December 31, 1997, 1998 and 1999 (the "Audited Financial Statements") and unaudited interim consolidated financial statements as of September 30, 2000 and for the nine months ended September 30, 2000 and unaudited interim combined financial statements for the nine months ended September 30, 1999 (the "Unaudited Interim Financial Statements"). The Audited Financial Statements and the unaudited interim financial statements for the nine months ended September 30, 1999 have been prepared on a combined basis from Telmex's historical accounting records and represent the combined historical operations of the entities that were transferred to America Movil by Telmex in the Spin-off.

         The Audited Financial Statements and the Unaudited Interim Financial Statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"), which differ in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Note 19 to the Audited Financial Statements and Note 13 to the Unaudited Interim Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to America Movil, and a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

         Mexican GAAP requires restatement of all financial statements in constant Mexican pesos as of the date of the most recent balance sheet presented. Accordingly, the financial statements and other financial information contained in this registration statement are stated in constant pesos with purchasing power as of September 30, 2000.

         References herein to "pesos" or "Ps." are to Mexican pesos and references to "U.S. dollars" or "U.S.$" are to United States dollars. On December 7, 2000, the noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York was Ps.9.4290 to U.S.$1.00.

                           FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports to the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual report to shareholders, in offering circulars and prospectuses, in press releases and other written materials, and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

          o    projections of operating revenues, net income (loss), net income
               (loss) per share, capital expenditures, dividends, capital structure or other financial items or ratios,

          o statements of our plans, objectives or goals, including those relating to competition, regulation and rates,

          o statements about our future economic performance or that of Mexico or other countries in which we operate, and

          o    statements of assumptions underlying such statements.

         Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

         Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 9, include our short history of operations as an independent company, economic and political conditions and government policies in Mexico or elsewhere, inflation rates, exchange rates, regulatory developments, technological improvements, customer demand and competition. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

         Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments.

                                     PART I

Item 1.       Identity of Directors, Senior Management and Advisers

Directors

         As of the date of this registration statement, the members of our Board of Directors are as follows:

Name                                             Position                  Business Address
----                                             --------                  ----------------

Elected by the holders of
AA Shares and A Shares:
Carlos Slim Helu................................ Chairman                  Paseo de las Palmas No. 736
                                                                           Colonia Lomas de Chapultepec
                                                                           11000 Mexico, D.F., Mexico

Daniel Hajj Aboumrad............................ Director                  Lago Alberto 366
                                                                           Colonia Anahuac
                                                                           11320 Mexico, D.F., Mexico

Jaime Chico Pardo............................... Director                  Parque Via 190, Piso 10
                                                                           Colonia Cuauhtemoc
                                                                           06599 Mexico, D.F., Mexico

Humberto Gutierrez-Olvera Zubizarreta........... Director                  Miguel de Cervantes Saavedra No. 255
                                                                           Colonia Ampliacion Granada
                                                                           11520 Mexico, D.F., Mexico

Alejandro Soberon Kuri.......................... Director                  Paseo de las Palmas No. 1005, P.H.
                                                                           Colonia Lomas de Chapultepec
                                                                           11000 Mexico, D.F., Mexico

Maria Asuncion Aramburuzabala L................. Director                  Campos Eliseos No. 400, Piso 4
                                                                           Colonia Lomas de Chapultepec
                                                                           11000 Mexico, D.F., Mexico

Rafael Robles Miaja............................. Director and Secretary    Paseo de las Palmas No. 405, Piso 3
                                                                           Colonia Lomas de Chapultepec
                                                                           11000 Mexico, D.F., Mexico

Drew Roy........................................ Director                  175 East Houston
                                                                           San Antonio, Texas 78205

Royce S. Caldwell............................... Director                  175 East Houston
                                                                           San Antonio, Texas 78205

Elected by the holders of L Shares:

Claudio X. Gonzalez Laporte..................... Director                  Jose Luis Lagrange No. 103, Piso 3
                                                                           Colonia Chapultepec Morales
                                                                           11590 Mexico, D.F., Mexico

David Ibarra Munoz.............................. Director                  Canada No. 184
                                                                           Colonia Los Alpes
                                                                           01710 Mexico, D.F., Mexico

Executive Committee

         Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within 60 days following a request from the Board of Directors. The current members of the Executive Committee are Carlos Slim Helu, Humberto Gutierrez-Olvera Zubizarreta, Daniel Hajj Aboumrad and Drew Roy.

Senior Management

         The chief executive officer of America Movil is Daniel Hajj Aboumrad. Mr. Hajj is also the chief executive officer of Telcel. We expect that the other members of senior management of America Movil will be named in the coming months. The offices of America Movil and Telcel are located at Lago Alberto 366, Colonia Anahuac, 11320 Mexico, D.F., Mexico.


Statutory Auditors

         As of the date of this registration statement, our statutory auditors, with offices at Corporativo Polanco, Jaime Balmes No. 8, Piso 5, Colonia Los Morales Polanco, 11510 Mexico, D.F., Mexico, are as follows:

Name                                              Responsibilities

Francisco Alvarez del Campo...................    Statutory Auditor
Agustin Aguilar Laurents......................    Alternate Statutory Auditor

Independent Auditors

         Our independent auditors are Mancera S.C., a member of Ernst & Young International, with offices at Corporativo Polanco, Jaime Balmes No. 8, Piso 5, Colonia Los Morales Polanco, 11510 Mexico, D.F., Mexico.

Item 3.       Key Information

                             SELECTED FINANCIAL DATA

         Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain important respects from U.S. GAAP. Note 19 to the Audited Financial Statements and Note 13 to the Unaudited Interim Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to America Movil, and a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

         Pursuant to Mexican GAAP, in the financial statements and the selected consolidated financial information set forth below (a) nonmonetary assets, including property, plant and equipment, and stockholders' equity are restated for inflation and, in the case of imported telephone plant, devaluation, (b) gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income and (c) all financial statements are restated in constant pesos as of September 30, 2000. Since January 1, 1997, we have elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the Mexican National Consumer Price Index ("NCPI"). The effect of inflation accounting under Mexican GAAP has not been reversed in the reconciliation to U.S. GAAP of net income and stockholders' equity, except with respect to the methodology for restatement of imported telephone plant. See Note 19 to the Audited Financial Statements and Note 13 to the Unaudited Interim Financial Statements.

Annual Financial Information

         The selected combined financial information set forth below has been derived in part from our Audited Financial Statements, which have been reported on by Mancera S.C., a member of Ernst & Young International, independent auditors. The selected financial information has been prepared on a combined basis from Telmex's historical accounting records and represents the combined historical operations of the entities that were transferred to America Movil by Telmex in the Spin-off. The selected financial information should be read in conjunction with, and is qualified in its entirety by reference to, the Audited Financial Statements. See "Presentation of Information."


                                                          As of and for the year ended December 31,
                                          --------------------------------------------------------------------------
                                            1995            1996            1997            1998            1999
                                          ------------ -------------- ---------------- ---------------- ------------
                                                  (millions of constant pesos as of September 30, 2000)(1)
Income Statement Data:
Mexican GAAP
Operating revenues....................    Ps.  4,899      Ps.  5,032      Ps.  5,834       Ps.  9,372     Ps. 15,355
Operating costs and expenses..........         5,404           7,242           5,574            7,402         13,121
Operating income (loss)...............          (505)         (2,210)            260            1,970          2,234
Net income (loss).....................        (1,545)            271           1,830            3,998          4,317
Net income (loss) per share(2)........       (0.107)           0.019           0.126            0.276          0.298

U.S. GAAP
Operating revenues....................         4,899           5,032           5,834            9,372         15,355
Operating income (loss)...............          (633)         (2,399)             58            1,592          1,617
Net income (loss).....................        (1,562)            126           1,966            2,969          2,668
Net income (loss) per share(2)........       (0.108)           0.009           0.136            0.205          0.184

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net....    Ps.  4,912      Ps.  4,239      Ps.  4,772       Ps.  6,404     Ps. 12,404
Total assets..........................        21,237          43,231          45,111           50,843         65,372
Long-term debt(3).....................         1,329             720             182               84          2,404
Total stockholders' equity............        18,689          41,004          43,552           49,084         56,179

U.S. GAAP
Total assets..........................        21,522          43,482          45,744           51,575         66,033
Long-term debt(3).....................         1,329             720             182               84          2,404
Minority interest.....................            --              --              --               --            659
Total stockholders' equity............        18,249          40,988          43,908           48,235         53,565

---------------
  (1)  Except per share data.
  (2) Based on 14,485 million shares outstanding at September 25, 2000. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
  (3) Long-term debt includes long-term debt owed to related parties. See Notes 11 and 14 to the Audited Financial Statements.

Interim Financial Information

         The selected interim financial information set forth below has been derived from our Unaudited Interim Financial Statements. See "Presentation of Information." In the opinion of management, the financial data set forth below include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company's financial condition and results of operations as of the dates and for the periods specified. Results for the first nine months are not, however, necessarily indicative of results to be expected for the full year.


                                                                    As of and for the nine months
                                                                          ended September 30,
                                                                    -----------------------------
                                                                       1999              2000
                                                                    --------------  -------------
                                                                    (millions of constant pesos as
                                                                      of September 30, 2000)(1)
                                                                    (combined)      (consolidated)
Income Statement Data:
Mexican GAAP
Operating revenues...............................................     Ps. 10,247       Ps.  19,150
Operating costs and expenses.....................................          8,633            16,459
Operating income.................................................          1,614             2,691
Net income.......................................................          2,959             1,580
Net income per share(2)..........................................          0.204             0.109

U.S. GAAP
Operating revenues...............................................         10,247             19,150
Operating income.................................................          1,173              2,148
Net income.......................................................          2,261              1,348
Net income per share(2)..........................................          0.156              0.093

Balance Sheet Data:
Mexican GAAP
Property, plant and equipment, net...............................                       Ps.  27,066
Total assets.....................................................                            83,414
Long-term debt(3)................................................                             5,194
Total stockholders' equity.......................................                            66,096

U.S. GAAP
Total assets.....................................................                            85,404
Long-term debt(3)................................................                             5,194
Minority interest................................................                             2,194
Total stockholders' equity.......................................                            64,277

------------
(1)  Except per share data.
(2) Based on 14,485 million shares outstanding at September 25, 2000. Each L Share ADS represents 20 L Shares and each A Share ADS represents 20 A Shares.
(3) Long-term debt includes long-term debt owed to related parties. See Notes 8 and 9 to the Unaudited Interim Financial Statements.

                                    DIVIDENDS

         America Movil has not paid dividends since its establishment in September 2000 and has not yet adopted a dividend policy.

         The declaration, amount and payment of dividends will be determined by majority vote of the holders of AA Shares and A Shares, generally on the recommendation of the Board of Directors, and will depend on the Company's results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by the holders of AA Shares and A Shares. Accordingly, we cannot assure you that we will pay dividends in the future on a continuous and regular basis. Our bylaws provide that holders of AA Shares, A Shares and L Shares participate on a per-share basis in dividend payments and other distributions, subject to certain preferential dividend rights of holders of L Shares. See "Additional Information--Memorandum and Articles of Association--Dividends" and "Additional Information--Memorandum and Articles of Association--Preferential Rights of L Shares" under Item 10.

                            EXCHANGE RATE INFORMATION

         Mexico has had a free market for foreign exchange since 1991. Prior to December 1994, the Mexican central bank, Banco de Mexico, kept the peso-U.S. dollar exchange rate within a range prescribed by the government through intervention in the foreign exchange market. In December 1994, the government suspended intervention by Banco de Mexico and allowed the peso to float freely against the U.S. dollar. The peso declined sharply in December 1994 and continued to fall under conditions of high volatility in 1995. In 1996 and most of 1997, the peso fell more slowly and was less volatile. In the last quarter of 1997 and for much of 1998, the foreign exchange markets were volatile as a result of financial crises in Asia and Russia and financial turmoil in countries including Brazil and Venezuela. The peso declined during this period, but has been relatively stable in 1999 and in 2000 to date. There can be no assurance that the government will maintain its current policies with regard to the peso or that the peso will not further depreciate or appreciate significantly in the future.

         The following table sets forth, for the periods indicated, the high, low, average and period-end noon buying rate in New York City for cable transfers in pesos published by the Federal Reserve Bank of New York, expressed in pesos per U.S. dollar. The rates have not been restated in constant currency units.


Period                                      High                 Low             Average(1)         Period End
------                                      ----                 ---             ----------         ----------
1995...............................         Ps.5.2700         Ps.8.0500          Ps.6.5263           Ps.7.7400
1996...............................            7.3250            8.0450             7.6347              7.8810
1997...............................            7.7172            8.4100             7.9674              8.0700
1998...............................            8.0400           10.6300             9.2425              9.9010
1999...............................            9.2430           10.6000             9.5630              9.4800

Nine months ended
September 30, 2000.................                                                 9.4520

2000:
   January.........................            9.4020            9.6400
   February........................            9.3540            9.5970
   March...........................            9.1830            9.3630
   April...........................            9.5010            9.2900
   May.............................            9.3340            9.6270
   June............................            9.4900           10.0870
   July............................            9.3290            9.5570
   August..........................            9.1830            9.3880
   September.......................            9.2080            9.4750
   October.........................            9.3990            9.6960
   November........................            9.3710            9.6480
   December (through December 7)...            9.3750            9.4290

------------
(1)  Average of month-end rates.


         On December 7, 2000, the noon buying rate was Ps.9.4290 to U.S.$1.00.

                                 CAPITALIZATION

         The following table sets forth our consolidated capitalization under Mexican GAAP as of October 31, 2000. See "Presentation of Information."


                                                                               As of October 31, 2000
                                                                          ------------------------------
                                                                          (millions of constant pesos as
                                                                               of October 31, 2000)
Debt(1)(2):
   Secured:
      Banks.........................................................              Ps.     508
      Supplier credits..............................................                      239
      Guatemalan government.........................................                    3,378
   Unsecured:
      Banks.........................................................                    2,361
      Supplier credits..............................................                      124
      Financial leases..............................................                       17
      Related parties(3) ...........................................                    1,278
                                                                                  -----------
        Total debt..................................................                    7,905
                                                                                  -----------
   Less short-term debt and current portion of
     long-term debt.................................................                    3,113
                                                                                  -----------
   Long-term debt...................................................                    4,792
                                                                                  -----------
Stockholders' equity(4):
   Capital stock....................................................                   27,031
   Retained earnings................................................                   39,174
   Deficit from restatement of stockholders'
     equity.........................................................                     (598)
   Cumulative effect of deferred income tax.........................                   (1,452)
   Minority interest................................................                    2,051
                                                                                  -----------
        Total stockholders' equity..................................                   66,206
                                                                                  -----------
Total capitalization (total debt and stockholders' equity)..........              Ps.  74,111
                                                                                  ===========

-------------

(1) As of October 31, 2000, the Company's debt was denominated in U.S. dollars and Guatemalan quetzales. See Note 8 to the Unaudited Interim Financial Statements.
(2) Prior to the Spin-off, Telmex provided limited commitments to creditors of certain of our subsidiaries. Telmex and America Movil are seeking consent of the creditors under the applicable agreements to assign these commitments to Telcel and release Telmex, but consent has not yet been obtained. See "The Spin-off--Approvals and Consents" under Item 4.
(3)  See Note 9 to the Unaudited Interim Financial Statements.
(4)  See Note 15 to the Audited Financial Statements.

                                  RISK FACTORS

Risks Relating Specifically to Our Mexican Wireless Business

     We face substantial and increasing competition

         We face substantial competition in the Mexican wireless industry, and we expect competition to intensify in the future as a result of the entry of new competitors, the development of new technologies, products and services and the auction of additional spectrum.

         Our subsidiary Telcel holds concessions in all nine regions in Mexico to operate both a cellular network using the 800 megahertz (Band B) radio spectrum and a personal communications services ("PCS") network using the 1800-1900 megahertz (Band D) radio spectrum. We face competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Our competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon and the Peralta Group, and several companies that Telefonica S.A. has recently agreed to acquire.

         The wireless industry is characterized by a high rate of customer disconnection of services, referred to as customer "churn," which is increased by additional competition. Churn reduces our revenues and profits, slows customer growth and increases marketing and customer acquisition costs. Customer churn is the result of several factors, including network coverage, network reliability, pricing and affordability and customer care concerns.

         We anticipate that market prices for two-way wireless services generally will decline in the future due to increased competition. We also expect that competition will lead to increases in advertising and promotional spending, along with increased demands on access to distribution channels. All of this may lead to greater choices for customers, possible consumer confusion and increasing movement of customers between competitors. Our ability to compete successfully also will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including new services, changes in consumer preferences, demographic trends, economic conditions and discount pricing strategies by competitors.

         If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, our revenues and profitability will decline. In addition, the cost of adding new customers may continue to increase, reducing profitability even if customer growth continues.

     We may not be able to build out and upgrade our network on a timely basis

         We are in the process of building out and upgrading our wireless network in Mexico. In order to build out our network, we must obtain cell and switch sites; obtain rights of way, government approvals and permits for network construction; complete radio frequency design for each developing area; design and install switching systems, radio systems, interconnection facilities and operating support systems; expand and maintain customer care, network management and management and administrative systems; and obtain additional radio spectrum frequencies. Over the next several years, we intend to upgrade our network to implement the next generation of digital technology.

         We cannot guarantee you that we will successfully execute these tasks--many of which are not under our control--on a timely basis or at all. Our ability to develop our network is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political and regulatory factors and currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our wireless network, or do so in a timely manner, we could lose current and potential customers to competitors, and our results and financial condition could suffer.

     We have substantial capital requirements

         We require substantial capital to operate and build out our wireless network. We also require significant amounts of capital to market and distribute our services and products, to develop new services and products, to develop and implement new wireless technologies and potentially to acquire and invest in other communications companies. We may not be able to raise capital in sufficient amounts on a timely basis, or at all.

         In addition, we may not be able to respond quickly, or at all, to new, unexpected capital requirements, which could impede our business and development. Some of the factors that could cause significant unanticipated capital needs are regulatory changes, engineering design changes, new technologies, currency fluctuations and significant departures from our business plan.

         Historically, Telcel relied on assistance from its former parent company, Telmex, to help satisfy its capital requirements. Following the Spin-off, Telmex will not provide us with resources or provide financial or other support to Telcel if we cannot meet our own capital needs.

         Failure to obtain adequate capital in a timely fashion could result in the delay or abandonment of our development or expansion plans or the failure to meet regulatory build-out requirements.

     Regulatory developments in Mexico could hurt our business

         Telcel's business is subject to extensive government regulation, and may be adversely affected by changes in law, regulation or regulatory policy. See "Business of Telcel--Regulation" under Item 4. Actions of Mexican regulatory authorities could have a material adverse impact on our businesses and their prospects, financial condition and result of operation.

         The Mexican General Communications Law and Telcel's concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. See "Business of Telcel--Regulation--Termination of the Concessions" under Item 4. Among other things, our concessions may be terminated if we fail to meet specified network build-out requirements and schedules or to maintain minimum quality, service and coverage standards. Because all of Telcel's concessions may be terminated in the event that any one of them is terminated, whether through revocation or otherwise, the loss of any one concession could have a material adverse impact on our business and results of operations.

         We are unable to predict the impact that the new presidential administration of Vicente Fox may have on the Mexican telecommunications regulatory environment.

Risks Relating to our International Subsidiaries and Joint Ventures

     We are dependent on relationships with our partners

         We cannot assure you that all of our relationships with our partners will be harmonious and successful, and disagreements with partners could impede the execution of our international strategy and work in favor of our competitors. Certain of our international businesses, including our operations in Guatemala, Ecuador and Argentina, are conducted through subsidiaries in which we own a majority, but less than 100%, ownership interest. As a result, we are required to obtain the consent and cooperation of our partners with respect to certain matters in order to implement and expand upon our business strategies. See "Subsidiaries" under Item 4.

         Certain of our other international businesses, including the investments we hold through our joint venture with Bell Canada International Inc. and SBC International, Inc., as well as our investment in Puerto Rico, are or will be conducted through joint ventures in which we do not own a majority ownership interest or a controlling voting interest. As a result, we have limited control over the business strategies of these companies. For instance, approval of operating and capital expenditure budgets and distributions to and capital contributions from shareholders typically require the consent of our partners. Moreover, the refusal of any of these partners to approve funding or to fund their pro rata share of capital contributions could force us to contribute on a disproportionate basis in situations where we are unable to receive a corresponding increase in our ownership percentage. Disagreements with our partners could adversely affect the business prospects of these companies or result in the termination of the joint venture arrangements under which we hold our ownership interests. See "Joint Ventures and Investments" under Item 4.

     Our international businesses may not be able to build out and upgrade their networks on a timely basis

         Our international wireless businesses need to complete the build-out of their wireless networks and, in the next several years, to implement upgrades to their networks to access the next generation of digital technology. Our fixed-line business in Guatemala, Telecomunicaciones de Guatemala, S.A., is also in the process of building out its network. We cannot guarantee you that we successfully execute these tasks on a timely basis or at all. Our ability to develop networks is affected by, among other factors, the availability of capital, relations with suppliers and vendors, political or regulatory factors and foreign currency fluctuations. If we cannot satisfactorily complete the build-out and upgrade of our networks, or do so in a timely manner, we could lose current and potential customers to competitors, and our revenues could suffer.

     Our international businesses have substantial capital requirements

         Our international businesses require a substantial amount of resources to continue growth and development, and if we decline to assist them with our resources at some time in the future, particularly during an economic crisis in Latin America, any problems our subsidiaries and joint ventures encounter in addressing capital shortfalls will be aggravated. Historically, we relied on assistance from Telmex to help satisfy our capital requirements. Following the Spin-off, Telmex will not provide us with resources or to provide financial or other support to our subsidiaries and joint ventures if they cannot meet their own capital needs.

         If we or our partners decide not to contribute capital to our international businesses, they may be obliged to raise capital through external borrowings or other external financing activities. These companies may not be able to arrange any needed additional financing to fund their capital requirements on acceptable terms, or at all.

         Increased indebtedness may have a number of negative effects on the operations of our international businesses, including increased difficulty in obtaining future financing, allocation of increasing amounts of income to debt repayments and restrictions imposed by lenders on these businesses' capital resources or operations.

     Our international businesses face substantial and increasing competition

         Our international wireless businesses face substantial competition, typically from at least one other wireless provider, and increasingly from multiple providers. We expect that competition will intensify in the future, both from new entrants and existing competitors, and that market prices for wireless services will continue to decline and customer churn will increase due to increased competition. Among other things, our competitors could: provide increased handset subsidies; provide free services, such as Internet access, to acquire market share; expand their networks faster; and develop and deploy improved wireless technologies faster.

         If we are unable to respond to competition and compensate for declining prices by adding new customers, increasing usage and offering new services, the revenues and profitability of our international businesses will decline. In addition, the cost of adding new customers may continue to increase, reducing profitability even if customer growth continues.

     We may not be able to obtain or maintain favorable roaming arrangements

         In countries where our businesses do not have nationwide coverage, roaming is an important feature to some of their customers. To the extent competitors have, or are perceived to have, better roaming features than our businesses, those businesses may lose customers to their competitors. Our customers can access another provider's wireless system only if our customers' handsets are compatible with the other provider's system and the other provider allows them to roam on its network. We rely on agreements to provide roaming capability to customers in Latin America, the United States and elsewhere in areas that our networks do not serve. Some competitors may have more extensive coverage through their own networks and be less dependent on roaming arrangements. Also, competitors may be able to obtain roaming rates that are lower than rates obtained by our Latin American companies, giving these competitors a pricing advantage. In addition, the quality of service that another wireless provider delivers during a roaming call may be inferior to the quality of service our companies provide.

         Our companies are also dependent upon roaming agreements with other providers as a source of revenues when the other providers' customers roam in the companies' territories. If these roaming agreements were to terminate, or if the other providers deploy incompatible technologies, revenues would decrease.

     Government regulation could hurt our international businesses

         Our international businesses are subject to extensive government regulation, and can be adversely affected by changes in law, regulation or regulatory policy. The licensing, construction, operation, sale, resale and interconnection arrangements of wireless telecommunications systems in Latin America and elsewhere are regulated to varying degrees by government authorities. Any of these authorities having jurisdiction over our businesses could adopt regulations or take other actions that could adversely affect us. In particular, the regulation of prices operators may charge for their services could have a material adverse effect on us by reducing our profit margins. Many of the laws, regulations and instruments that regulate our business were only recently adopted or became effective, and there is only a limited history that would allow us to predict the impact of these legal requirements on our future operations.

         The terms of the licenses or concessions under which our international wireless businesses operate typically require the operator to meet specified network build-out requirements and schedules, as well as to maintain minimum quality, service and coverage standards. Failure to comply with these criteria could result in the revocation of licenses, the imposition of fines or other government actions. We cannot assure you that our international business will be able to comply fully with the terms of their licenses.

         Many Latin American countries are executing programs to deregulate and privatize the provision of communications services, including wireless services. However, these programs are still developing, and we cannot guarantee you that changes in political administrations will not lead to the adoption of policies concerning competition, privatization and taxation of communications services that may be detrimental to our Latin American operations. Such restrictions, which may take the form of a preference for local over foreign ownership of communications licenses and assets, or government over private ownership, may make it impossible for us to continue to develop our businesses. These restrictions could cause losses of revenues and capital investments. Some restrictions currently exist, generally in the form of percentage limits on our equity ownership in joint ventures in foreign markets.

     We have invested in businesses and countries in which we have no previous experience

         We have invested in a growing number of businesses outside our core activity of providing wireless telecommunications services in Mexico, and we plan to continue doing so, especially in the rest of Latin America and in businesses related to the Internet, information technology and wireless industry. These investments involve risks to which we have not previously been exposed and countries in which we have no previous experience. Some of the investments are in countries that, like Guatemala, Ecuador, Brazil, Argentina and Venezuela, may present different or greater country risk than Mexico. Some are in sectors in which we have limited prior experience. Many of them are start-up or development-stage companies that will require substantial investments. There can be no assurance that these investments will ultimately be successful.

     The Guatemalan government is seeking the reversal of the privatization of our subsidiary Telgua

         The Guatemalan government has commenced certain proceedings against our subsidiary Telecomunicaciones de Guatemala, S.A. ("Telgua"). In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), a Guatemalan state agency that conducted the privatization of Telgua. The declarations state that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the privatization. Telgua was formally notified of these proceedings on October 6, 2000. We are contesting the proceedings and expect that we will have an opportunity to be heard. Although we do not currently expect that the judicial proceeding will ultimately have consequences that are materially adverse to the Company's interests, we are unable to predict the outcome of the proceedings. If the government ultimately prevails and pursues the most aggressive remedies, we may be required to transfer our interest in Telgua to Guatel or another agency of the Guatemalan government.

     Our joint venture with BCI and SBCI presents a variety of new risks

         We have entered into a joint venture agreement with Bell Canada International, Inc. ("BCI") and SBC International, Inc. ("SBCI") under which each party has contributed assets and funding commitments to a new joint venture company called Telecom Americas Ltd.

         We have contributed our investments in ATL-Algar Telecom Leste S.A. and Techtel-LMDS Comunicaciones Interactivas, S.A. and U.S.$165 million to the joint venture. We are required to contribute an additional U.S.$1,007 million over a period of up to three years. We may also decide to contribute other investment we have made, such as our investments in Telgua or Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL, and we may refer future investment opportunities to the joint venture. Through the joint venture, we have invested in wireless, broadband and cable businesses in Brazil, Colombia and Venezuela, which BCI has contributed to the joint venture. Each of the companies in which the joint venture has interests is independently managed. Each of these companies presents a variety of risks, including operational, commercial, financial and management risks, that could adversely affect the value of our investment in the joint venture.

         We have a 44.277% interest in the joint venture, and the joint venture is subject to complex provisions governing the rights of each venturer with respect to management. In general, these provisions effectively require a consensus among the three shareholders in order to make significant decisions about the joint venture. As a result, our success in achieving our objectives through the joint venture will depend on our ability to reach agreement with BCI and SBCI.

Risks Relating to the Wireless Industry Generally

     Our future prospects remain uncertain due to significant change in the wireless industry

         The wireless communications industry is experiencing significant change. This includes the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products, and changes in end-user needs and preferences. There is uncertainty as to the pace and extent of growth in customer demand, and as to the extent to which prices for airtime and line rental may continue to decline. As a result, our future prospects and those of the industry remain uncertain.

     Our technology may not be compatible with the next generation of wireless technology

         There are three existing digital technologies for wireless communications, none of which is compatible with the others. Telcel and certain of our international businesses currently use time division multiple access ("TDMA") technology for their digital networks. However, a number of other wireless service providers, including certain of our other international businesses, use code division multiple access ("CDMA") as their digital wireless technology, and still other wireless providers use global system for mobile communications ("GSM") technology. We cannot guarantee that the next generation technology will be compatible with TDMA or CDMA. Telcel is currently considering enhanced data rates from global evolution ("EDGE"), which represents a convergence of TDMA and GSM, for possible use as its next or third generation wireless technology, but has not yet decided on its third generation strategy and may choose an alternative technology. Other wireless providers may choose a third generation wireless technology that combines CDMA and GSM. If the next generation technology that gains widespread acceptance is not compatible with TDMA and CDMA, it could materially adversely affect our business, financial condition and prospects.

     We may have difficulty collecting amounts due from other communications carriers

         In most of the markets in which we operate, including Mexico, the calling party pays for the airtime on a call to a wireless number. For instance, if a subscriber of another cellular service provider places a call to one of our Telcel customers in Mexico, Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is in use in connection with the call. Telcel and our other businesses may encounter difficulties collecting such amounts from some communications companies. Some of these companies may also be our competitors. If our businesses cannot collect amounts due from other communications providers on a timely basis, or at all, they could incur material losses. Difficulties in collecting amounts due could also increase administrative costs, interest expenses and risks from foreign exchange fluctuations.

     We are dependent upon a small number of suppliers and vendors

         Our wireless businesses depend on a small number of suppliers and vendors for the build-out and upgrade of network infrastructure and the supply of handsets and other customer equipment. Each of our wireless businesses relies primarily on a particular vendor for its switch and cell site equipment and on a particular supplier or small group of suppliers for its handsets and other customer equipment. If any of these suppliers or vendors fails to provide us with services or equipment in a timely and cost-effective basis, our business and results of operations could be adversely affected.

     We may incur significant costs from wireless fraud

         Our wireless businesses incur costs associated with the unauthorized use of their wireless networks, particularly their analog cellular networks. These costs include administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also impacts interconnection costs, capacity costs, administrative costs and payments to other carriers for unbillable fraudulent roaming. Although we try to combat this problem through the deployment of anti-fraud technologies and other measures, we cannot guarantee that these efforts will be effective or that fraud will not result in material costs for us in the future.

         Cloning, which is one form of wireless fraud, involves the use of scanners and other electronic devices to illegally obtain telephone numbers and electronic serial numbers during cellular transmission. These stolen telephone and serial number combinations can be programmed into a cellular phone and used to obtain improper access to cellular networks. Roaming fraud occurs when a phone programmed with a number stolen from one of our customers is used to place fraudulent calls from another carrier's market, resulting in a roaming fee charged to us that cannot be collected from the customer.

     Use of wireless handsets may pose health risks

         Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various electronic medical devices, including hearing aids and pacemakers. Although we do not know of any definitive studies showing that radio frequency emissions raise health concerns, concerns over radio frequency emissions may discourage the use of wireless handsets or expose us to potential litigation, which could have a material adverse effect on our results of operations. Additionally, research and studies are ongoing, and there can be no assurance that further research and studies will not demonstrate a link between radio frequency emissions and health concerns.

Risks Relating to the Spin-off

     The Spin-off is subject to legal challenge

         America Movil was established on September 25, 2000 in a spin-off (the "Spin-off") from Telefonos de Mexico, S.A. de C.V. ("Telmex"). Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders' resolution approving the Spin-off, which occurred on October 13, 2000, any shareholder or group of shareholders representing at least 20% of the entire capital stock of Telmex, or any creditor of Telmex, may commence judicial proceedings in Mexican courts to challenge the Spin-off. The legal grounds on which an escision may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. We are unable to anticipate whether any party will challenge the Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose. See "The Spin-off--Judicial Proceedings to Challenge the Spin-off" under Item 4.

     Our historical performance may not be representative of our performance as a separate company

         Our combined financial statements have been carved out from the consolidated financial statements of Telmex using the historical results of operations and historical bases of the assets and liabilities of the former Telmex businesses that we comprise. Our historical performance might have been different if we had been a separate, consolidated entity during the periods presented.

         The historical financial information included in this registration statement is not necessarily indicative of what our results of operations, financial position and cash flows will be in the future. There may be changes that will occur in our cost structure, funding and operations as a result of our separation from Telmex, including increased costs associated with reduced economies of scale, and increased costs associated with being a publicly traded, stand-alone company.

     We are a new company and have never operated independently of Telmex

         America Movil is a new company and has never operated independently of Telmex. Our ability to function as a new company will suffer if we do not develop our own administrative infrastructure quickly and cost-effectively. Telmex is providing us with certain legal, financial, accounting, investor relations and other administrative services on an interim basis while we develop the personnel and systems necessary to provide these services ourselves. We expect to be dependent on Telmex for these services for at least six months and possibly longer. See "Related Party Transactions--Transactions between America Movil and Telmex" under Item 7.

         After the expiration of these various arrangements, we may not be able to replace the transitional services in a timely manner or on terms and conditions as favorable as those we received from Telmex.

         In addition, in order to establish ourselves successfully as an independent company, we need to attract and retain a significant number of highly skilled employees. If we fail to do so, our business could suffer.

     We may become an investment company, and if so we will be subject to severe restrictions on our access to financing

         We are currently relying on a temporary exemption under the Investment Company Act of 1940 that will expire in September 2001. The Investment Company Act applies to any "investment company," and we fall within one of the statutory definitions of an investment company, primarily because of the large amount of financial assets we received in the Spin-off to provide us with resources to meet our capital expenditure requirements. We are not, however, engaged in the business of investing in investment securities (as defined in the Act), and accordingly we may rely on the temporary exemption provided by Rule 3a-1 under the Act. The temporary exemption is available for no longer than one year, so in order to remain exempt from the provisions of the Act, by September 2001 we must either cease to be within the statutory definition or fall within the exemption provided by Rule 3a-2 under the Act. We expect that we will be able to do so, primarily because we expect to reduce our financial assets through capital expenditures.

         If we are an investment company after September 2001, we will be subject to the provisions of the Investment Company Act that prohibit an unregistered foreign investment company from offering or selling securities in the United States. This prohibition would be likely to very severely restrict our access to capital, which would impair our ability to invest to meet competitive challenges and to expand our business.

Risks Relating to Our Controlling Shareholders and Capital Structure

     We are controlled by one shareholder

         A majority of the voting shares of America Movil is controlled by Carso Global Telecom, S.A. de C. V. ("Carso Global Telecom"), which is controlled by a trust for the benefit of Carlos Slim Helu and members of his immediate family. Carso Global Telecom has the effective power to designate a majority of the members of our Board of Directors and to determine the outcome of other actions requiring a vote of the shareholders, except in very limited cases that require a vote of the holders of L Shares. Under Mexican law, the protections afforded to minority shareholders are, in some respects, different from and less comprehensive than those in the United States.

     We have significant transactions with affiliates, particularly Telmex, that create potential conflicts of interest

         We engage in transactions with Telmex, which is also controlled by Carso Global Telecom, and with certain other subsidiaries of Grupo Carso, S.A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V., which are under common control with Carso Global Telecom. Our transactions with Telmex include certain agreements implementing the Spin-off and providing for transitional services, as well ongoing commercial relationships. See "Related Party Transactions" under
Item 7. Transactions with affiliates may create the potential for conflicts of interest.

     The arrangements among our controlling shareholders may change

         A trust for the benefit of certain of our shareholders owns a majority of the voting stock of America Movil. These controlling shareholders include Carso Global Telecom, and SBC International, Inc., a subsidiary of SBC Communications, Inc. The trust and the controlling shareholders are described under "Major Shareholders and Related Party Transactions--Major Shareholders" under Item 7. Any of the parties to the trust may terminate it beginning December 20, 2000.

         In addition, beginning January 2, 2001 and concluding January 31, 2001, holders of L Shares, which cannot vote except in limited circumstances, may exchange them for full voting AA Shares subject to certain limitations. As a result, it is possible that the arrangements for control of America Movil could change.

     Holders of L Shares and L Share ADSs have limited voting rights

         Our bylaws provide that holders of L Shares are not permitted to vote except on such limited matters as the transformation or merger of America Movil or the cancellation of registration of the L Shares with the Mexican National Banking and Securities Commission or any stock exchange on which they are listed.

     Our bylaws restrict transfers of shares in some circumstances

         Our bylaws provide that any transfer of more than 10% of the capital stock of the Company by any person or group of persons acting together requires the approval of our Board of Directors.

Risks Relating to Developments in Mexico and Other Emerging Market Countries

     Mexican economic and political conditions have a direct impact on our business

         Our principal business operations are located in Mexico. As a result, our business may be significantly affected by the general condition of the Mexican economy, by devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

         Economic situation

         Mexico experienced a severe economic crisis following the devaluation of the peso in December 1994. In recent years, economic crises in Asia, Russia, Brazil and other emerging markets have adversely affected the Mexican economy and could do so again. In 1999, Mexico's gross domestic product, or GDP, increased 3.7% and inflation was 12.3%. For 2000, according to Mexican government estimates, GDP growth is expected to be 4.5%, while inflation is expected to decline to no more than 10%. These estimates may not prove to be accurate.

         If the Mexican economy falls into a recession or if inflation and interest rates increase significantly, our business, financial condition and results of operations could suffer material adverse consequences because, among other things, demand for wireless communications services may decrease and consumers may find it difficult to pay for the services we offer.

         Currency fluctuations

         We are affected by fluctuations in the value of the peso because a significant portion of our financial assets (25% at September 30, 2000) and all of our indebtedness (100% at September 30, 2000) is denominated in foreign currencies, principally U.S. dollars. In the past, we have had more foreign currency-denominated assets than liabilities, so we have had exchange gains when the peso depreciated and exchange losses when the peso appreciated.

         As of September 30, 2000, we have more foreign currency-denominated liabilities than assets, and we expect that this will continue to be the case. Accordingly, we expect to recognize exchange losses when the peso depreciates against foreign currencies.

         Severe devaluation or depreciation of the peso may also result in disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies for the purpose of making timely payments of interest and principal on our indebtedness. While the Mexican government does not currently restrict, and for many years has not restricted, the right or ability of Mexican or foreign persons or entities to convert pesos into U.S. dollars or to transfer other currencies out of Mexico, the government could institute restrictive exchange rate policies in the future. Currency fluctuations are likely to continue to have an effect on our financial condition, results of operations and cash flows in future periods.

         Inflation and interest rates

         Mexico has experienced high levels of inflation in recent years. The annual rate of inflation, as measured by changes in the National Consumer Price Index, was 18.61% for 1998 and 12.32% for 1999. Inflation for the first nine months of 2000 was 6.15%. Interest rates on 28-day Mexican treasury bills, or Cetes, averaged 24.5% in 1998 and 21.4% in 1999. On September 30, 2000, the 28-day Cetes rate was 15.10%. High interest rates in Mexico may have a material adverse effect on our costs and thus on our financial condition and results of operations.

         Political events

         Mexican political events may also affect significantly our operations and the performance of Mexican securities, including our securities. In the Mexican national elections held on July 2, 2000, Vicente Fox of the opposition National Action Party (Partido Accion Nacional or the "PAN") won the presidency. His victory ended more than 70 years of presidential rule by the Institutional Revolutionary Party (the Partido Revolucionario Institucional or the "PRI"). Neither the PRI nor the PAN succeeded in securing a majority in the Congress or Senate.

         President Fox assumed office on December 1, 2000 and although he has announced his intention to ensure a smooth transition from the previous administration, there is a possibility that this change within the Mexican government may result in changes in Mexico's economic policies that may adversely affect our business. Although members of the PAN have governed several states and municipalities, the PAN has not previously governed on a national level. In the recent past, the transfer of power after presidential elections has been accompanied by a significant deterioration of the economy. A transfer of power could also trigger, among other events, currency instability. A change in economic policy, as well as currency instability, could have a material adverse effect on our business, financial condition, prospects and results of operation. In addition, we are unable to predict the impact that the new presidential administration of Vicente Fox may have on the Mexican telecommunications regulatory environment.

     Developments in other emerging market countries may adversely affect our business or the market price of our securities

         Many of our investments and joint ventures and a substantial portion of our total assets are located in other emerging market countries, including Guatemala, Ecuador, Argentina and Brazil. As a result, economic and political developments in these countries, including future economic crises and political instability, could have a material adverse effect on our business and results of operations.

         In addition, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Mexico, investors' reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In late October 1997, prices of both Mexican debt securities and Mexican equity securities dropped substantially, precipitated by a sharp drop in value of Asian markets. Similarly, in the second half of 1998, prices of Mexican securities were adversely affected by the economic crises in Russia and in Brazil. There can be no assurance that the market value of our securities would not be adversely affected by events elsewhere, especially in emerging market countries.

Item 4.       Information on the Company

                                   THE COMPANY

         America Movil is the leading provider of wireless communications services in Mexico. Through our subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trademark "Telcel," we provide Mexico's only single nationwide cellular telecommunications service, with a network covering approximately 16.2% of the geographical area of Mexico, including all major cities, and approximately 85.5% of Mexico's population. As of September 30, 2000, Telcel had 8.9 million cellular subscribers and a 73.4% share of the Mexican wireless market.

         We have subsidiaries and joint ventures in the telecommunications sector in Guatemala, Ecuador, Argentina, Brazil, Colombia, Venezuela, the United States, Puerto Rico, Mexico and Spain. In addition, we have formed a new joint venture company with Bell Canada International Inc. and SBC International, Inc. that will serve as our principal vehicle for expansion in Latin America. See "Subsidiaries" and "Joint Ventures and Investments."

         We expect to have opportunities to further expand our presence outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through the BCI-SBCI joint venture or through direct investments or other strategic alliances. We can make no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

         America Movil, S.A. de C.V. is a sociedad anonima de capital variable organized under the laws of Mexico with its principal executive offices at Lago Alberto 366, Colonia Anahuac, 11320, Mexico D.F., Mexico. The telephone number of America Movil at this location is (525) 703-3990.

History

         America Movil was established in September 2000 in a spin-off (the "Spin-off") from Telefonos de Mexico, S.A. de C.V. ("Telmex"), the largest provider of local and long-distance telephone services in Mexico. The Spin-off was implemented using a procedure under Mexican corporate law called escision or "split-up." See "The Spin-off."

         Our wireless business in Mexico is conducted through our subsidiary Telcel, which traces its history to the establishment in 1956 of Publicidad Turistica, S.A., an affiliate of Telmex that published telephone directories. In 1981, the Mexican Ministry of Communications and Transportation granted Publicidad Turistica a concession for the installation and operation of a wireless telephone system in Mexico City. In 1984, Publicidad Turistica changed its name to Radiomovil Dipsa, S.A. de C.V., and in 1989, the company began operating under the trademark "Telcel."

         Between 1988 and 1990, Telcel expanded its cellular network on the 800 megahertz (Band B) radio spectrum to cover Tijuana, Cuernavaca, Toluca, Guadalajara, Monterrey and the metropolitan area of the Federal District, and in 1990 Telcel began offering cellular services nationwide.

         In 1998, Telcel was awarded the 1800-1900 megahertz (Band D) radio spectrum for personal communications services ("PCS") in all nine regions in Mexico. In September 1999, Telcel launched PCS service in Mexico City with two operating cellular base stations, and by the end of November 2000, it plans to offer PCS services in all nine regions.

         Our international subsidiaries and joint ventures were acquired during 1999 and 2000. See "Subsidiaries" and "Joint Ventures and Investments."

Significant Subsidiaries and Affiliates

         The following table sets forth our significant subsidiaries and affiliates as of the date of this registration statement. For a complete list of our subsidiaries and affiliates, see Exhibit 8.1 under Item 19.


                                                                                    Jurisdiction of     Percentage
Name of Company                                                                      Establishment       Owned (1)
---------------                                                                      -------------       ---------

Sercotel, S.A. de C.V. ......................................................       Mexico                 100.0%
     Radiomovil Dipsa, S.A. de C.V...........................................       Mexico                 100.0
         Cellular Communications of Puerto Rico, Inc.(2).....................       Puerto Rico             50.0
         SubDipsa Treasury LLC...............................................       Delaware               100.0
         Inmobiliaria Los Cantaros, S.A. de C.V. ............................       Mexico                 100.0
     TracFone Wireless, Inc. ................................................       Florida                 97.4
         Comm South Companies, Inc. .........................................       Texas                   97.4
     Global Central America, S.A. de C.V. ...................................       Mexico                  90.8
     Telecomunicaciones de Guatemala, S.A....................................       Guatemala               81.3
     Techtel--LMDS Comunicaciones Interactivas, S.A.(3)......................       Argentina               60.0
     Telstar S.A. ...........................................................       Uruguay                 60.0
     Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL...............       Ecuador                 60.0
     Empresas Cablevision, S.A. de C.V. .....................................       Mexico                  49.0
     CompUSA, Inc. ..........................................................       Delaware                49.0
     Telecom Americas Ltd. ..................................................       Bermuda                 44.3
         ATL--Algar Telecom Leste S.A.(4)....................................       Brazil                  15.4
         Americel S.A.(5)....................................................       Brazil                   7.2
         Telet S.A.(5).......................................................       Brazil                   7.2
         Canbras Communications Corp. .......................................       Canada                  29.5
         Comunicacion Celular S.A. ..........................................       Colombia                26.2
         Occidente y Caribe Celular S.A. ....................................       Colombia                19.4
         Genesis Telecom, C.A. ..............................................       Venezuela               22.6

-------------
(1) Percentage of equity capital owned by America Movil directly or indirectly through subsidiaries or affiliates.
(2) We hold our interest in Cellular Communications of Puerto Rico, Inc. through SBC International Puerto Rico, Inc., a joint venture with SBC International, Inc.
(3) We have agreed to contribute our interests in Techtel--LMDS Comunicaciones Interactivas ("Techtel") and Telstar S.A. ("Telstar") to Telecom Americas Ltd. ("Telecom Americas") within 90 days after November 16, 2000, the date of the closing of our joint venture with Bell Canada International Inc. and SBC International, Inc. If we are unable to obtain certain regulatory consents or otherwise fail to contribute Techtel and Telstar to the joint venture during this 90-day period, we have agreed to negotiate in good faith with the other parties to agree on a way to contribute Techtel and Telstar. If no agreement is reached, we will be required to contribute cash in order to maintain our 44.277% ownership interest in Telecom Americas Ltd. See "Joint Ventures and Investments--Telecom Americas."
(4) We hold our interest in ATL--Algar Telecom Leste S.A. ("ATL") through Telecom Americas, a joint venture with Bell Canada International Inc. and SBC International, Inc. See "Joint Ventures and Investments--Telecom Americas." We hold 44.277% of the voting power of Telecom Americas Ltd. and indirectly hold 11.3% of the voting power of ATL.
(5) We hold our interests in Americel S.A. ("Americel") and Telet S.A. ("Telet") through Telecom Americas. See "Joint Ventures and Investments--Telecom Americas." We hold 44.277% of the voting power of Telecom Americas and indirectly hold 4.1% of the voting power of each of Americel and Telet.

                               BUSINESS OF TELCEL

         Telcel provides Mexico's only nationwide cellular service. As of September 30, 2000, Telcel's cellular network covered 16.2% of the geographical area of Mexico, including all major cities, and 85.5% of Mexico's population. Telcel holds concessions to operate a wireless network in all nine regions in Mexico using both the 800 megahertz (Band B) and 1800-1900 megahertz (Band D) radio spectrums. As of September 30, 2000, Telcel had 8.9 million cellular subscribers and a 73.4% share of the Mexican wireless market. Approximately 29.3% of Telcel's cellular subscribers are located in Mexico City.

         Where roaming agreements are in place, Telcel is able to offer service to customers of other wireless providers when they travel through its service area, and Telcel subscribers can roam through other wireless providers' service areas. Telcel continues to expand its cellular communications network to cover as broad a geographical area as is economically feasible in order to meet consumer demand.

         The following table sets forth information on Telcel's subscriber base, coverage and related matters at the dates and for the periods indicated:


                                                                     December 31,
                                                   --------------------------------------------------------------
                                                                                                        Sept. 30,
                                                     1995     1996       1997       1998       1999        2000
                                                   -------- --------- ---------- ---------- ------------ --------
 Cellular lines in service (thousands)
   Prepaid subscribers........................         --        261        661      1,465      4,450       7,976
   Postpaid subscribers.......................        399        396        452        648        822         924
                                                 ---------   --------   --------   --------   --------   ---------
       Total..................................        399        657      1,113      2,113      5,272       8,900
 Subscriber growth during preceding 12 months.      30.4%      64.7%      69.3%      89.8%     149.4%      114.6%
 Cellular penetration(1)......................       0.4%       0.7%       1.2%       2.2%       5.4%        9.2%
 Percentage of population covered(2)..........      79.3%      79.8%      80.2%      80.6%      82.3%       85.5%
 Average monthly minutes of use per
    subscriber during preceding 12 months.....        156        115        100         96         90          88
 Average monthly revenues per subscriber
    during preceding 12 months(3).............   Ps.1,090   Ps.  794   Ps.  550   Ps.  504   Ps.  339   Ps.   240
 Cellular call minutes for the preceding 12
    months (millions)(4)......................        660        750      1,026      1,784      3,513       6,785

 ---------------
(1) Number of Telcel cellular lines in service divided by the population of Mexico.
(2) Percentage of population that can access Telcel's cellular telephone signal.
(3) In constant pesos as of September 30, 2000. The figure for September 30, 2000 is the average monthly revenue per subscriber during the preceding nine months.
(4) The figure for September 30, 2000 is the cellular call minutes for the preceding nine months.

         The business of Telcel is subject to comprehensive regulation and oversight by the Mexican Ministry of Communications and Transportation (Secretaria de Comunicaciones y Transportes or the "Communications Ministry") and the Federal Telecommunications Commission (Comision Federal de Telecomunicaciones or "Cofetel"). The Communications Ministry is part of the executive branch of the Mexican federal government, and Cofetel is an agency of the Communications Ministry. Regulation and oversight are governed by the Law of General Means of Communication (the "General Communications Law"), the Telecommunications Regulations adopted under such law (the "Telecommunications Regulations"), the Federal Law of Telecommunications (the "Telecommunications Law") and the concessions and license agreements granted by the Communications Ministry. See "--Regulation."

Services and Products

     Voice Services

         Telcel offers voice services under a variety of rate plans to meet the needs of different user segments. The rate plans are either "postpaid"--where the customer is billed monthly for the previous month--or "prepaid"--where the customer pays in advance for a specified volume of use over a specified period.

         Telcel's postpaid plans include the following charges: (i) monthly charges, which usually include a number of free minutes of use, (ii) usage charges, for usage in excess of the specified number of minutes included in the monthly charge, (iii) additional charges, including charges for call forwarding, call waiting and call blocking and (iv) in some instances, activation charges. Certain plans include the cost of roaming and long distance in the price per minute so that all calls within Mexico cost the same amount per minute. Some postpaid plans are designed for high and moderate usage subscribers, who are typically willing to pay higher monthly fees in exchange for larger blocks of free minutes, value-added services and lower per minute airtime charges under a single contract. To satisfy the more limited needs of low-usage postpaid subscribers, Telcel also offers plans which provide a moderately priced, fixed monthly charge coupled with a high per minute airtime charge and relatively few free minutes. Postpaid customers, which include many corporate accounts and professionals, often subscribe for additional value-added digital services such as voicemail, call forwarding, call waiting, caller ID and three-way calling, which are all included in the monthly fee. In the first nine months of 2000, approximately 46% of Telcel's operating revenues were derived from postpaid customers of Telcel.

         Telcel adjusts its rates based on inflation rates and international standards. In July 1998, Telcel increased its nominal rates for monthly charges by 7% and usage charges by 5%, and in April 1999, it increased its nominal rates for monthly charges by 12%. Rates for postpaid plans have not increased in 2000, and are expected to remain stable as long as the Mexican economic environment remains stable. Telcel offers discounts that reduce the effective rates paid by its customers based on the time of use, so that calls made during off-peak hours (10 p.m. to 8 a.m. during the week, and anytime on weekends) are less expensive than calls made during the remaining, or peak, hours.

         Telcel also offers several prepaid plans, none of which includes activation or monthly charges. Prepaid customers purchase a prepaid card for a specific amount of airtime and also receive value-added services such as voicemail and caller ID, although less comprehensive than those available under postpaid plans. Prepaid customers typically generate low levels of cellular usage and are often unwilling to make a fixed financial commitment or do not have the credit profile to purchase postpaid plan cellular services. Prepaid plans serve the needs of distinct consumer segments such as the youth market, families, customers with variable income who otherwise would not be able to obtain service due to their credit profile, and customers who prefer to pay in cash. Prepaid customers also include parents who wish to control costs for their children. In the first six months of 2000, approximately 54% of Telcel's operating revenues were generated by prepaid customers of Telcel.

         The number of Telcel's prepaid customers grew by 136% in the 12-month period ended September 30, 2000, compared with a growth rate of 19% in postpaid subscribers. Telcel believes the prepaid market represents a large and growing under-penetrated market and an opportunity to improve margins because compared to the average postpaid plan, prepaid plans involve higher average per minute airtime charges, lower cost to acquire subscribers and no billing costs, credit or payment risk. However, prepaid customers on average have substantially lower minutes of use than postpaid customers and do not pay monthly fees and, as a result, generate substantially lower average monthly revenues per customer.

         In May 1999, pursuant to a decision of Cofetel, Mexico changed to the "calling party pays" system for cellular service, under which subscribers only pay for outgoing calls. This replaced "mobile party pays," under which subscribers also paid for incoming calls. Subscribers have the option of retaining the "mobile party pays" system but must change their cellular telephone number to do so.

     Data Services

         Message services

         Telcel began to offer data services in the form of short message services ("SMS") to its postpaid customers in April 1998. SMS offers a one-way paging service as well as a variety of information services pre-selected by customers, including weather reports, financial quotes and entertainment news.

         Internet

         Wireless application protocol ("WAP") is a global standard designed to make Internet services available to mobile telephone users. At present, services available through WAP include e-mail, data and information services and electronic commerce transactions. The standard allows a micro "browser" in a mobile phone to link into a gateway service in Telcel's network enabling users to scroll through different pages of information on the Internet.

         Telcel launched its WAP gateway for the major cities in all nine regions in Mexico in September 2000, enabling mobile telephone users in those regions to access e-mail, banking, a variety of reservation and other types of electronic commerce services.

         Data transmission

         In September 2000, Telcel rolled out a data service network based on the cellular digital packet data ("CDPD") platform in the major cities in all nine regions. The CDPD network is a packet-switched network that takes advantage of the fact that, in many data applications, information is sent in bursts of activity, with intermittent quiet periods. Unlike data services carried over circuit-switched analog or digital wireless networks, the CDPD platform provides a significantly more cost-effective means of sending data for the majority of applications, as it allows many users to share the network channel. Instead of dialing in, subscribers to the CDPD system always remain connected to a network service that provides access to packet data networks.

         Telcel continues to test and enhance its CDPD platform. Once fully functional, Telcel expects its CDPD services to be able to accommodate such industry-specific applications as:

          o Telemetry--Wireless networks will allow companies such as gas and electric suppliers to track customer usage via wireless connection between the field meter and a central control. Telemetry can also be applied in medicine to monitor patients within and away from the hospital.

          o Wireless credit card validation--Terminal equipment allows merchants to verify credit/debit cards. With CDPD, the validation terminals can remain online wirelessly, substantially reducing the time required to process a validation and eliminating the need for a separate telephone line at the verification terminal. This can open up a variety of new applications in remote service industries, such as fast food and delivery.

          o Dispatch applications--Courier companies, delivery companies, and companies with large field installation and repair groups use the CDPD technology to support their employees. Workers can be dispatched with detailed work orders, can access customer databases from the field and can close out work orders online.

          o Public safety applications--States and municipalities can use CDPD as the primary means of data communication with public safety vehicles.

          o Automated vehicle location--Utilizing a small device containing a CDPD modem and a global positioning system, or GPS, device, users can track vehicle fleets on the Internet, allowing rapid, cost-effective access to the information necessary to route and dispatch vehicles and packages.

         In the medium term, Telcel will also provide data services through a circuit switch data ("CSD") transmission system, which is an alternative system based on circuit-switch platforms that transmit data by using the existing voice infrastructure. Because transmission connection is based on the dial-up system, CSD can be implemented with minimal upgrades to the existing network. Telcel has developed and expects to launch a pilot CSD system for data transmission services by the end of 2000.

     Products

         Telcel offers a variety of products as complements to its wireless service, including handsets and accessories such as chargers, headsets, belt clips and batteries. As part of its basic prepaid service offering, Telcel provides new customers with an Amigo Kit, which includes a handset, a charger and other accessories at a subsidized price. New postpaid customers also receive a handset at a subsidized price.

         In the past, Telcel has offered a variety of handset types, including analog, digital and dual-mode dual-band devices. Most of the handsets that Telcel currently offers are dual-mode dual-band.

Interconnection

         Telcel earns interconnection revenues from any call to one of its subscribers, or to a roaming subscriber of another cellular service provider located within the region covered by Telcel, that originates with another service provider (cellular or fixed). Telcel charges the service provider from whose network the call originates an interconnection charge for every minute Telcel's network is used in connection with the call. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute.

         The current interconnection charge for calls made from a cellular line to a fixed line, which Telcel pays to Telmex, is Ps.0.31 per minute.

         Telcel has entered into interconnection agreements with Telmex, as well as other service providers. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection. See "--Regulation--Interconnection."

Roaming

         Telcel offers national as well as international roaming services to participating subscribers. Subscribers who pay the national roaming rates gain access to the nationwide Telcel network, while subscribers paying the international roaming fees are able to roam outside of Mexico, using the networks of cellular service providers with which Telcel has entered into roaming agreements. Telcel has entered into 75 such agreements, 54 of them with U.S. cellular service providers, 9 with Canadian providers, 10 with Central and South American providers and 2 with operators of worldwide satellites. Under the roaming agreements, when a call is made from within one of Telcel's concession regions by a subscriber of another cellular service provider, that service provider pays Telcel for the call at the applicable rate. Conversely, when a Telcel subscriber makes a cellular call outside a covered region, Telcel must pay the applicable charges to the cellular service provider in whose region the call originates. These payments are channeled through GTE Telecommunication Services International, which functions as a central international clearing house that collects and redistributes roaming fees from and to the participating providers.

Marketing

         Telcel develops customer awareness through its marketing and promotion efforts and high-quality customer care. It builds upon the strength of its well-recognized brand name to increase consumer awareness and customer loyalty, employing continuous advertising efforts through print, radio, television, sponsorship of sports events and other outdoor advertising campaigns. In addition, Telcel employs concentrated advertising efforts to promote specific products and services such as the Amigo Kit and its Internet services.

         Telcel targets groups of customers who share common characteristics or have common needs. Telcel then assembles a packet of services that meets the particular needs of that targeted group through one of its various pricing plans. As part of its promotional efforts, Telcel offers its new prepaid and postpaid subscribers a free or subsidized handset when they subscribe, which the postpaid customers may keep after 12 months' service.

         Telcel has designed promotional packages, including free handsets and low monthly fees, to encourage new customers and current prepaid customers to subscribe for postpaid plans that include value-added services such as voicemail, call waiting and caller ID.

Sales and Distribution

         Telcel markets its wireless services primarily through exclusive distributors located throughout Mexico. In the nine months ended September 30, 2000, approximately 85% of Telcel's sales of handsets were generated by the cellular distributors, with approximately 13% from sales in company-owned stores, and approximately 2% from direct sales to corporate accounts.

         Telcel has relationships with a broad network of approximately 750 exclusive distributors, who sell Telcel's services and products. A distributor receives a first commission each time a new customer is signed up, another commission if the customer stays for a specific period, and an additional amount based on the total number of cellular customers Telcel has at a particular time. Telcel operates permanent training and evaluation programs for distributors to help maintain the level of service quality.

         Telcel's company-owned retail stores offer one-stop-shopping for a variety of cellular services and products. Walk-in customers can subscribe for postpaid plans, purchase prepaid cards and purchase handsets and accessories. Company-owned stores also serve as points of customer service and payment centers. Telcel owns and operates 93 customer sales and service centers throughout the nine regions and will continue to open new service centers in order to offer its products directly to subscribers in more effective ways.

         In addition, Telmex distributes Telcel's prepaid cards and handsets, the latter as part of "Amigo kits" consisting of handsets and either 100 or 300 minutes of free airtime, through its network of retail outlets. Telmex purchases the Telcel prepaid cards and handsets on the commercial terms given to other cellular distributors.

         To service the needs of its large corporate and other high-usage customers, Telcel has a dedicated corporate sales group.

         Telcel is currently developing a project to sell and distribute its products and services over the Internet. This initiative is expected to be operational during 2001.

Billing and Collection

         Telcel bills its postpaid customers through monthly invoices, which detail itemized charges such as usage, value-added services and long-distance and roaming charges. Customers may pay their bills with a credit card, through a bank, or in person at Telcel retail stores. Telcel expects to provide its customers with the option of paying bills through its Internet website during 2001.

         If a postpaid customer's payment is more than 17 days past due, service may be suspended until full payment for all outstanding charges is received. If the subscriber's payment is more than 60 days past due, service may be discontinued. Accounts that are more than 90 days past-due are considered doubtful accounts. Prepaid customers may continue to receive calls for up to 180 days after they exhaust the prepaid credits, but must purchase additional credits within 60 days of the previous prepayment to make outgoing calls.

Customer Service

         Telcel places a high priority on providing its customers with quality customer care and support. Approximately 56% of Telcel's employees are dedicated to customer service. Customers may call a toll-free telephone number or go to one of the 93 company-owned retail stores located throughout the nine regions for inquiries regarding their service or plan options. In addition, using Telcel's website, subscribers may access information about their account balance, learn about the various offered rate plans, products and promotions, as well as subscribe for additional services.

Wireless Network

     Analog and digital technologies

         Telcel offers both analog and digital cellular service. Digital service is provided using the time division multiple access ("TDMA") service standard. Telcel's network operates using both 800 megahertz and 1800-1900 megahertz frequency spectrums. Telcel believes that digital technology offers many advantages over analog technology, including substantially increased network capacity, greater call privacy, enhanced services and features, lower operating costs, reduced susceptibility to fraud and the opportunity to provide improved data transmissions. Digital service also enables Telcel to provide added benefits and services to its customers, including SMS, extended battery life and caller ID.

         As Telcel grows, it will need to increase its capacity in order to support higher network traffic. Digital voice paths require less radio frequency spectrum capacity than do analog voice paths. In addition to enhancing capacity, digital technology also gives Telcel a cost advantage by allowing Telcel to produce network minutes with less capital and operating expense than analog technology. Not only is the cost of digital network equipment lower per voice path than analog network equipment, but also fixed costs, such as towers, shelters and other common equipment, are reduced by spreading them over a larger number of minutes.

         Telcel is in the process of upgrading the network's radio base stations to the TDMA digital standard, and at September 30, 2000, 33% of Telcel's total network traffic used the TDMA digital cellular service. Telcel uses digital switches and transmission equipment, and is in the process of digitalizing its traffic channels. Converting from analog to digital service requires the subscriber to purchase a dual mode handset that costs approximately U.S.$150 to U.S.$250. Telcel is using subsidies to induce subscribers to convert from analog to digital service.

     TDMA technology

         Telcel has chosen TDMA technology for its digital network because it believes TDMA provides significant operating benefits compared to other digital technologies, although it may choose another technology, such as GSM, in the future. TDMA permits the use of advanced dual-mode dual-band handsets that allow for roaming across analog and digital systems and across 800 megahertz and 1800-1900 megahertz spectrums. TDMA digital technology also allows for enhanced services and features, such as short alphanumeric message service, extended battery life, added call security and improved voice quality. TDMA served an estimated 47.1 million subscribers worldwide, 24.6 million subscribers in North America and 20.1 million subscribers in Latin America as of June 30, 2000, according to the Universal Wireless Communications Consortium, an association of TDMA service providers and manufacturers. TDMA equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Nortel Networks Corporation. A number of other wireless service providers have chosen CDMA or GSM as their digital wireless technology.

     CDPD network

         CDPD is an industry standard which allows most applications written for the Internet as well as many corporate applications to run efficiently over the network without modification. Using CDPD, data files and transactions are divided into small packets and sent on a dedicated wireless channel. In many data applications, data is sent in bursts with intermittent quiet periods. Packet transmission technologies take advantage of this fact and allow user data to be efficiently carried on the same network channel. As a result, relative to data services carried over circuit-switched analog or digital wireless networks, the packet-switched CDPD service is a significantly more cost-effective means of sending data for the majority of applications because it allows many users to share the same channel. The use of packet switching capabilities on existing digital networks through CDPD is considered to be the first level of the transitional stage in the wireless industry between second and third generation technologies, referred to as 2.5G. Telcel rolled out its CDPD network in all nine regions in September 2000.

     CSD network

         CSD is an alternative system based on circuit switch platforms that provides data services by integrating the existing voice infrastructure. Like CDPD, CSD is considered to be the first level of 2.5G technology. Because transmission connection is based on the dial-up system, CSD can be implemented with minimal upgrades to the existing network. CSD accommodates both analog and digital handsets, while CDPD can only be accessed by digital handsets. At September 30, 2000, approximately 66% of Telcel's customers used analog handsets. In addition, most of the WAP handsets currently under development are for circuit switch platforms. Telcel expects to launch a pilot CSD system for data transmission services in the fourth quarter of 2000.

     Third generation development strategy

         Third generation technologies will allow high-speed wireless packet data services and ultimately voice services using Internet Protocol. Any successful third generation strategy must allow the wireless provider to achieve a pervasive footprint quickly and cost effectively and on a global scale through international roaming capacities. While third generation networks are currently under development and evaluation, transitional technologies including CDPD and CSD have begun to bridge the gap between second and third generation technologies by offering enhanced high-speed data services.

         Telcel is considering choosing enhanced data rates for global evolution ("EDGE") as the intergeneration wireless architecture that will facilitate its ultimate deployment of third generation technology using the 800 megahertz radio spectrum. EDGE represents a convergence of Telcel's existing TDMA technology with GSM technology that is expected to yield global economies of scale in developing network equipment and handsets, as well as seamless global roaming capabilities. EDGE can be deployed in existing spectrum and coexist with Telcel's current TDMA voice services. As customers upgrade their equipment to EDGE, Telcel expects that all the applications developed and deployed today will be able to operate at higher speeds and in more places. EDGE is currently being developed by Ericsson, Nokia, Lucent and Motorola, and Telcel expects to be able to offer initial services of EDGE during the third quarter of 2001.

         The evolution from 2.5G to third generation technology is expected to make wireless networks broadband Internet and multimedia capable. The wireless industry has recently agreed to converge towards a common standard called wideband CDMA ("W-CDMA") for the development of third generation technology. W-CDMA offers configurations that allow multifaceted processing and enable the transmission of large volumes of data, such as video data, at high speeds.

         As part of its strategic evaluation concerning the deployment of EDGE technology, Telcel is engaged in discussions with suppliers and plans to test the technology with heavy-use or corporate users. Telcel expects to launch EDGE with the existing cellular or PCS technologies, and migrate to the W-CDMA third generation technology once a new set of broadband frequencies is made available by regulators. To this end, Telcel is encouraging regulators to establish the new set of frequencies necessary for the deployment of W-CDMA.

     Spectrum

         Telcel currently holds concessions in each of the nine regions of Mexico in both the 800 megahertz and 1800-1900 megahertz radio spectrums and, although two other companies also hold concessions for nationwide service using the 1800-1900 megahertz spectrum, Telcel is the only provider with a functioning nationwide network. While Cofetel has not indicated which frequency spectrum it will auction to deploy the third generation technology system or when such auction will occur, Telcel expects to actively participate in such auction if and when it occurs to ensure that its network meets the consumer demand and that the Company retains its leading competitive position.

     Fixed Wireless

         Fixed wireless technology provides wireline quality voice telephony available over cellular networks. Voice channels are delivered over the existing telephone wiring within the residence or small business premises, allowing customers to utilize their existing telephones.

         Telcel provides fixed wireless voice services to Telmex's Ladafon shared telephone network, under which a line is available for public use by the residents of multi-unit dwellings. Telephone service is provided at a discount through existing wire lines within the residential premises, which are then connected to Telcel's cellular network. Telcel also provides fixed wireless service to Telmex's Ladatel public telephone network.

Property

         Telcel's wireless network includes transport and computer equipment, as well as exchange and transmission equipment consisting of switches, cellular base stations, microcells, local microwave links and repeaters. At September 30, 2000, Telcel owned and operated 94 customer sales and service centers, a total of 1,828 radio base stations, 129 repeaters and 42 switching centers. Telcel owns certain properties for commercial and administrative offices and the installation of some of its equipment, while it leases other locations. Telcel operates certain equipment on Telmex property under a co-location agreement. See "Related Party Transactions" under Item 7.

         Telcel depends principally on one supplier for its network infrastructure and on two suppliers for its handsets and other customer equipment. If any of these suppliers fails to provide Telcel with services or equipment on a timely and cost-effective basis, our business and results of operations could be adversely affected.

Competition

         Telcel faces competition from other cellular providers using the 800 megahertz (Band A) spectrum in each of the regions in which we operate, and the Mexican government has granted PCS licenses to other carriers that are in the process of developing wireless service on the 1900 megahertz (Bands A, D and F) spectrum. Telcel's competitors in Mexico include Grupo Iusacell, S.A. de C.V., which is controlled by Verizon and the Peralta Group, and several companies that Telefonica S.A. has recently agreed to acquire. Telcel estimates that its share of the Mexican cellular market was 73.4% at September 30, 2000.

         Concessions in the same nine regions have also been granted to permit the provision of PCS services using the A, B, D and E bands. Telcel uses Band D to provide PCS services and competes with other PCS services providers using the A, B and E bands in each of the nine regions.

         The effects of competition on Telcel depend, in part, on the business strategies of its competitors and the general economic and business climate in Mexico, including demand growth, interest rates, inflation and exchange rates. The effects could include loss of market share and pressure to reduce rates. Telcel believes that its strategies to meet competition will continue to help limit its loss of market share and that any loss of market share will be partly offset by increasing demand.

Regulation

         Set forth below is a summary of certain provisions of the General Communications Law, the Telecommunications Law, the Telecommunications Regulations and the various concessions held by Telcel.

     General

         The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide the general legal framework for the regulation of telecommunications services in Mexico. The Telecommunications Law replaced certain provisions of the General Communications Law, but those provisions of the General Communications Law not specifically addressed in the Telecommunications Law remain in effect. Other regulations implementing particular provisions of the Telecommunications Law have been adopted or are pending. The objectives of the Telecommunications Law are to promote the efficient development of the telecommunications industry, to encourage fair competition in the provision of quality, low-priced services and to assure satisfactory breadth of coverage of the Mexican population.

         Under the Telecommunications Law and the Telecommunications Regulations, a provider of public telecommunications services, such as Telcel, must operate under a concession granted by the Communications Ministry. Such a concession may only be granted to a Mexican citizen or corporation and may not be transferred or assigned without the approval of the Communications Ministry. A concession to provide services which utilize electro-magnetic frequencies, such as cellular telecommunications services, may have a term of up to twenty years and may be extended for additional terms of equal duration.

         The Telecommunications Law requires public telecommunications concessionaires to establish open network architecture which permits interconnection and interoperability. Operators of private networks that do not use electro-magnetic frequencies are not required to obtain a concession to provide private telecommunications services but are required to obtain approval from the Communications Ministry.

     Regulatory Oversight

         The Communications Ministry is the government agency principally responsible for regulating telecommunications services. The Ministry's approval is required for any change in Telcel's bylaws. It also has broad powers to monitor Telcel's compliance with the concessions, and it can require Telcel to supply it with such technical, administrative and financial information as it may request. Telcel is required to publish its annual network expansion program, and Telcel must advise the Ministry of the progress of its expansion and modernization program on a quarterly basis.

         The Telecommunications Law provided for the establishment of an administrative agency, Cofetel, to regulate the telecommunications industry. Cofetel commenced operations in August 1996. It is an independent agency within the Communications Ministry, with four commissioners appointed by the Communications Ministry on behalf of the President of Mexico, one of whom is appointed as chairman. Many of the powers and obligations of the Communications Ministry under the Telecommunications Law and the Telecommunications Regulations have been delegated to Cofetel.

         The General Communications Law gives certain rights to the Government in its relations with concessionaires, including the right to take over the management of America Movil in cases of imminent danger to national security or the national economy. The General Communications Law also provides that Telcel may not sell or transfer any of its assets unless it gives the Government a right of first refusal. If the Government declines to exercise its right, Telcel's unions also have a right of first refusal.

         The Telecommunications Law provides that if a company is determined to be dominant in a relevant market, the Communications Ministry has the power to adopt specific regulations on rates, quality of service and information provided by a dominant provider.

     Rates

         The General Communications Law, the Telecommunications Law and the Telecommunications Regulations provide that the basis for setting rates of a telecommunications concessionaire is set forth in its concession. Cellular rates are not subject to a price cap or any other form of price regulation. However, Telcel and other cellular carriers operating in Mexico are required to disclose their rates for cellular service to the Communications Ministry and are prohibited from setting rates below cost. The Communications Ministry is authorized to impose specific rate requirements on any operator that is determined by the Federal Competition Commission to have substantial market power. No such determination has been made with respect to the market for cellular telecommunications services.

     Concessions

         Telcel operates under several different concessions covering particular frequencies and regions. It holds nine separate regional concessions, which together cover all of Mexico, to provide cellular telecommunications services using the 800 megahertz (Band B) radio spectrum. It also holds nationwide concessions to use the 1800-1900 megahertz (Band D) radio spectrum and a related concession to provide cellular telecommunications services on that frequency. The Band B concessions require Telcel to pay fees determined as a percentage of gross revenues derived from the concessioned services. The percentage is 5% for the Mexico City area and up to 10% elsewhere. The 1800-1900 megahertz concessions were purchased for a fixed amount in 1998 and do not require Telcel to pay continuing fees.

         The eight Band B concessions covering regions other than the Mexico City area were granted for initial terms of twenty years that will expire in 2010 and 2011. The Band B concession covering the Mexico City area (Region 9) was renewed effective October 2000 for a term of fifteen years that will expire in October 2015. The 1800-1900 megahertz concessions were granted in 1998 for an initial term of 20 years that will expire in 2018.

     Expansion and Modernization Requirements

         America Movil's concessions impose a number of requirements for expansion and modernization of its network. For both cellular service provided within the 800 megahertz frequency and PCS services provided within the 1800-1900 megahertz frequency, the concessions establish certain minimum network capacities that Telcel must achieve, to extend service coverage to a targeted percentage of population.

     Service Quality Requirements

         The concessions also set forth extensive requirements for the quality and continuity of Telcel's service, including maximum rates of incomplete and dropped calls and connection time. Due to the fast growth in cellular services, Telcel, like all Mexican cellular carriers, has faced some service problems. Cofetel adopted a resolution giving cellular users certain bonus time during April and May of 2000.

     Competition

         The Telecommunications Regulations and the concessions contain various provisions designed to introduce competition in the provision of communications services. In general, the Communications Ministry is authorized to grant concessions to other parties for the provision of any of the services provided by Telcel under the concessions.

     Interconnection

         Terms of interconnection (including fees) are negotiated between Telcel and other service providers. In the event they are unable to agree, the Communications Ministry may impose terms on Telcel and the other providers. The current interconnection charge in Mexico for calls made from a fixed line to a cellular line or from a cellular line to another cellular line is Ps.1.90 per minute.

     Termination of the Concessions

         The General Communications Law and the concessions include various provisions under which the concessions may be terminated before their scheduled expiration dates. Under the General Communications Law, the Communications Ministry may cause early termination of any of the concessions in certain cases, including (i) failure to expand telephone services at the rate specified in the concession; (ii) interruption of all or a material part of the services provided by Telcel; (iii) transfer or assignment without Ministry approval of the concession or any asset used to provide service; (iv) violation of the prohibition against ownership of shares of Telcel by foreign states; (v) any material modification of the nature of Telcel's services without prior Ministry approval; and (vi) breach of certain other obligations under the General Communications Law. In addition, the concessions provide for early termination by the Communications Ministry following administrative proceedings in the event of (i) a material and continuing violation of any of the conditions set forth in the concessions; (ii) material failure to meet any of the service expansion requirements under the concessions; (iii) material failure to meet any of the requirements under the concession for improvement in the quality of service;
(iv) engagement in any telecommunications business not authorized under the concession and requiring prior approval of the Communications Ministry; (v) following notice and a cure period, failure without just cause to allow other concessionaires to interconnect their networks to Telcel's network; or (vi) bankruptcy of Telcel.

         The General Communications Law provides that in the event of early termination of one of Telcel's cellular concessions, all assets that are the subject of such concession would revert to the Government without compensation to Telcel. In the event of early termination of one of Telcel's PCS concessions, the Government would have the option to purchase the equipment, installations and other assets used directly for the exploitation of the frequencies which are the subject of such concession. There is substantial doubt as to whether the provisions of the concessions and the Telecommunications Regulations regarding the consequences of expiration of the concessions would apply to mitigate the provisions of the General Communications Law in the event of early termination.

                                  SUBSIDIARIES

         We have subsidiaries in the telecommunications sector in Guatemala, Ecuador, the United States and Argentina. Our principal subsidiaries are described below.

Telgua

         Telecomunicaciones de Guatemala, S.A. ("Telgua") is a fixed-line telecommunications operator in Guatemala that was privatized in November 1998. Through certain affiliates, Telgua also provides wireless, Internet, cable television, paging, trunking, data transmission and value-added services in Guatemala. We indirectly own 81.3% of the stock of Telgua and 90.8% of the stock of the affiliates. A portion of our interest in the affiliates was acquired in May 1999 through our subsidiary Global Central America, S.A. de C.V. ("GCA"). Our interest in Telgua and the balance of our interest in the affiliates was acquired in March 2000. We use the term "Telgua" below to refer to Telgua and the affiliates together.

         In 1999, Telgua had combined revenues of Ps.2,957 million and combined net income of Ps.238 million. In the first nine months of 2000, Telgua had combined revenues of Ps.2,707 million and combined net income of Ps.420 million. At September 30, 2000, Telgua had total assets of Ps.10,443 million.

         Business and strategy. At September 30, 2000, Telgua had approximately 630,000 fixed-line subscribers, representing approximately 5.7 lines per 100 inhabitants and a market share of 97.0%.

         Telgua's wireless business is operated by its affiliate Servicios de Comunicaciones Personales Inalambricas, S.A. ("Sercom"). Sercom's cellular network uses CDMA digital technology and covers approximately 25% of the geographical area of Guatemala and approximately 85% of its population. At September 30, 2000, Sercom had approximately 209,000 wireless subscribers, representing a market share of approximately 35%. Sercom has invested U.S.$51.3 million to expand its wireless network in the first nine months of 2000 and plans to invest an additional U.S.$40.7 million by the end of 2001.

         Telgua offers a variety of services through its fixed-line and wireless networks, including Internet access, trunking, data transmission, cable television and other value-added services, and also sells handsets and related products. Telgua markets and distributes its services and products directly to customers and also employs a network of independent distributors for services and products other than basic telephony, such as prepaid calling cards and handsets. Telgua's marketing strategy emphasizes the quality and reliability of services and products.

         Competition. Telgua continues to be the principal provider of fixed-line services in Guatemala. Telgua's principal competitors in the wireless sector are Millicom (Comcel) and Telefonica. Bell South recently commenced wireless operations in Guatemala, but has not yet gained a significant market share.

         Regulatory environment. Telgua's business is subject to comprehensive regulation and oversight by the Guatemalan Telecommunications Agency (Superintendencia de Telecomunicaciones de Guatemala) under the General Telecommunications Law (Ley General de Telecomunicaciones). Telgua holds a license from the Guatemalan government to operate its nationwide fixed-line network and numerous licenses to operate its cellular network on different frequencies and in different regions. See "Legal Proceedings" under Item 10 for a discussion of certain proceedings that the Guatemalan government has commenced against Telgua.

Conecel

         Consorcio Ecuatoriano de Telecomunicaciones, S.A. CONECEL ("Conecel") is a wireless telecommunications operator in Ecuador. We own a 60% interest in Conecel through a company in which 37% of the remaining interest is owned by an Ecuadorian investor. Our interest in Conecel was acquired in March 2000. In 1999, Conecel had revenues of Ps.660 million and a net loss of Ps.420 million. In the first nine months of 2000, Conecel had revenues of Ps.322 million and a net loss of Ps.238 million. At September 30, 2000, Conecel had total assets of Ps.1,527 million.

         Business and strategy. Conecel's cellular network uses TDMA digital technology and covers approximately 65% of the geographical area of Ecuador and approximately 80% of the population. At September 30, 2000, Conecel had 230,000 subscribers and a 51% share of the Ecuadorian wireless market.

         Conecel offers both prepaid and postpaid wireless services. In addition to wireless telephone service, Conecel provides Internet, paging and data transmission services. Conecel's marketing strategy is to target its service plans to selected segments of the market. Conecel is currently engaged in a promotional effort to gain new subscribers through the sale of prepaid plans. In addition, Conecel aims to expand the number of its postpaid subscribers by promoting its postpaid plans in both the individual and the corporate segments. Conecel conducts general advertising campaigns to promote its products and services and to establish its brand.

         Conecel aims to expand its coverage to 85% of the geographical area of Ecuador by the second half of 2001 by building outs its network first in areas already covered by its competitors and then in areas not currently covered by any provider. Conecel has budgeted capital expenditures of approximately U.S.$50 million in 2001 to finance the installation of 100 new cell sites and two new switching centers.

         Competition. Conecel's principal competitor is BellSouth Ecuador, which offers wireless local, national and international long-distance and public telephone services in Ecuador. BellSouth Ecuador's cellular network currently exceeds that of Conecel. Conecel does not expect that additional competitors will be permitted to enter the wireless market before 2007 but there can be no assurances that the government of Ecuador will not grant additional wireless concessions before such time.

         Andinatel S.A. and Pacifitel S.A. hold exclusive concessions for the provision of fixed-line telephone services in Ecuador. The Ecuadorian government is expected to privatize these companies by the end of 2001.

         Regulatory environment. Beginning in 1995, the government of Ecuador undertook a comprehensive reform of Ecuador's telecommunications sector adopting new laws that provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Emetel, the former state telecommunications monopoly. The new laws established:

          o the National Telecommunications Counsel (Consejo Nacional de Telecomunicaciones, or "Conatel"), which is responsible for policy-making in the telecommunications area;

          o the National Telecommunications Secretariat (Secretaria Nacional de Telecomunicaciones), which is responsible for executing Conatel's resolutions; and

          o    the Telecommunications Agency (Superintendencia de
               Telecomunicaciones), which monitors the use of authorized frequencies and compliance with concession provisions.

The reforms also introduced specified interconnection rates as well as a system of concessions for the operation of private networks, the use of frequencies and the resale of telecommunications services and value-added services.

         Concessions. Conecel holds nationwide concessions to operate its wireless network on the 800 megahertz (Band A) radio spectrum. These include a concession for cellular telephone service that expires in 2012, and concessions for data transmission and Internet services that expire in 2009.

TracFone

         TracFone Wireless, Inc. ("TracFone"), formerly Topp Telecom, Inc., is a company engaged in the resale of cellular service in the United States through prepaid telephone cards. We own 97.45% of the capital stock of TracFone. Our interest was acquired in January 1999. In 1999, TracFone had revenues of Ps.823 million and a net loss of Ps.334 million. In the first nine months of 2000, TracFone had revenues of Ps.1,054 million and a net loss of Ps.816 million. At September 30, 2000, TracFone had total assets of Ps.2,350 million.

         Business and Strategy. TracFone currently offers its prepaid telephone cards and wireless handsets throughout the United States using an extensive distribution network. TracFone's wireless local service area is the largest of any U.S. wireless carrier today, covering approximately 271 million "points of presence." At October 31, 2000 TracFone had 731,783 subscribers, representing an 8% share of the U.S. prepaid cellular market. TracFone's subscriber base has increased more than 200% since January 1, 2000.

         TracFone does not own any wireless telecommunications facilities or hold any licenses. The company purchases cellular air time for resale in the form of prepaid cards under the terms of more than 40 agreements with the principal U.S. national cellular service providers, including Verizon Wireless, Cingular Wireless and ALLTEL. Through these agreements, TracFone is able to offer nationwide wireless coverage.

         TracFone's prepaid cards may be used only in conjunction with handsets installed with TracFone's patented, proprietary software. TracFone has its own handset brand and has entered into agreements with manufacturers, including Nokia and Motorola, for the installation of this software into manufactured handsets. TracFone expects to enter into agreements with additional handset manufacturers for the installation of its prepaid software.

         TracFone sells handsets through a variety of major U.S. retail stores and sells its prepaid cards through approximately 34,000 large and medium-sized independent retailers throughout the United States.

         TracFone expects that the U.S. prepaid wireless market will grow significantly in the future, and it aims to grow its subscriber base and increase its market share by taking advantage of its nationwide coverage and broad distribution network. TracFone's strategy is to keep its handsets and air time affordable, offering competitive value to its target markets, which include low-income and teenage customers.

         Competition. TracFone's principal competitors are major U.S. wireless operators, including Verizon Wireless, AT&T Wireless, Sprint PCS, VoiceStream Wireless and Cingular Wireless. TracFone expects that many of these carriers will increase their focus on prepaid wireless services in the future.

         Regulatory Environment. As a U.S. reseller of cellular service, TracFone is subject to the jurisdiction of the U.S. Federal Communications Commission and to U.S. telecommunications laws and regulations. TracFone does not require licenses to carry out its business.

Comm South

         Comm South Companies, Inc. ("Comm South"), a subsidiary of TracFone, offers prepaid and prebilled local and long distance telephone services to residential customers in 42 U.S. states. We own a 97.45% interest in Comm South. Our interest was acquired in November 1999. In 1999, Comm South had revenues of Ps.1,089 million and net income of Ps.50 million. In the first nine months of 2000, Comm South had revenues of Ps.713 million and a net loss of Ps.135 million. At September 30, 2000, Comm South had total assets of Ps.324 million.

         Business and strategy. Comm South purchases dial-tone time from BellSouth, SBC and other carriers, and resells it to approximately 200,000 customers around the United States. Comm South's customers, who tend to be low-income consumers without credit cards, bank accounts or telephone service at home, purchase the company's prepaid cards in one of the approximately 1,800 Comm South agent stores around the nation.

         Comm South currently earns most of its revenues in 20 states and plans to focus on expanding its activity in the other 22 states in which it is authorized to operate.

         Competition. Comm South's principal competitors are Smoke Signals and BPI.

         Regulatory Environment. Comm South is subject to the jurisdiction of the U.S. Federal Communications Commission and to U.S. telecommunications laws and regulations.

Techtel

         Techtel-LMDS Comunicaciones Interactivas, S.A. ("Techtel") operates a local multipoint distribution services ("LMDS") network in Argentina, providing data and video transfer services and other value-added services. Techtel began providing local and long-distance fixed-line voice services in November 2000. We currently own a 60% interest in Techtel through a company in which the remaining interest is owned by an affiliate of Techint Compania Tecnica Internacional S.A.C.I., one of Argentina's largest industrial groups. Our interest in Techtel was acquired in July 2000. Subject to obtaining the requisite regulatory consents, we expect to contribute our interest in Techtel to Telecom Americas. See "Joint Ventures and Investments--Telecom Americas." In 1999, Techtel had revenues of Ps.6.1 million and a net loss of Ps.45.5 million. In the first nine months of 2000, Techtel had revenues of Ps.16.0 million and a net loss of Ps.33.0 million. At September 30, 2000, Techtel had total assets of Ps.829.8 million.

         Business and strategy. Techtel's LMDS and fiber optic network cover Argentina's eight major metropolitan areas and approximately 50% of the nation's population.

         Techtel's strategic objective is to establish itself in Argentina's long distance voice services market. The company will launch long-distance voice services in December 2000 and expects to make capital expenditures of approximately U.S.$150 million by the end of 2002 to complete the build-out of its network (which will include 1780 kilometers of fiber optics and LMDS connection). America Movil expects to make capital contributions to Techtel of U.S.$39 million over the next two years, which, together with funds contributed by a subsidiary of Techint, will fund Techtel's capital expenditure plan. Upon completion of its build-out plan, Techtel believes that it will have a significant competitive advantage over its current competitors because of the speed and quality of its fiber optic network.

         Competition. Techtel's principal competitors are Telefonica de Argentina S.A. and Telecom S.A., both of which provide data, video and value-added services, as well as local and long-distance fixed-line voice services. A number of new competitors are entering or are expected in the near future to enter the Argentine market for local and long-distance voice services. Among these are Movicom and CTI, the first cellular companies to obtain general licenses for voice services. Other competitors in data services, such as Impsat, Comsat and Metrored, have announced plans to expand into voice services and have already obtained the requisite licenses.

         Regulatory environment. In 1990, the government of Argentina granted Telefonica de Argentina S.A. and Telecom S.A. the exclusive right to provide local and long-distance fixed-line services, following the privatization of Entel, the former state-owned telecommunications company in Argentina. In 1998, the government announced a timetable for the entry of additional telecommunications services providers, giving the Communications Secretariat (Secretaria de Comunicaciones) the power to grant and regulate telecommunications licenses. In November 1999, Movicom and CTI were granted entry into the market, and in November 2000 the Argentine telecommunications market was opened to any interested participant, subject to the licensing terms and conditions set out by the Communications Secretariat. The National Communications Commission (Comision Nacional de Comunicaciones), a government agency created in 1990, is responsible for general regulatory oversight of the communications sector. Both the Communications Secretariat and the National Communications Commission may issue technical and administrative regulations and grant licenses to service providers.

         Concessions and licenses. Techtel holds licenses to offer data transmission, video-conferencing, value-added, local and long-distance fixed-line telecommunications services as well as to provide radio signal transmission service throughout Argentina. Techtel is authorized to operate on the 10.5 Ghz (Band G) radio spectrum in the Buenos Aires region, on the 38 Ghz (Band A) radio spectrum in certain other metropolitan areas of Argentina and on the 28 ghz (Bands A and B) radio spectrum throughout Argentina. These licenses and authorizations were granted by the Secretary of Communications and do not have termination dates.

Telstar

         Telstar S.A. ("Telstar") is building an LMDS network to provide data transmission services in Montevideo, Uruguay. We own a 60% interest in Telstar through the same company that holds Techtel. Our interest in Telstar was acquired on November 28, 2000. Subject to obtaining the requisite regulatory consents, we expect to contribute our interest in Telstar to Telecom Americas. See "Joint Ventures and Investments--Telecom Americas."

         Telstar holds a non-exclusive license to install and operate a wireless broadband network in Montevideo to provide data transmission services. Telstar is authorized to operate on the 100 megahertz radio spectrum. Telstar is seeking to expand the scope of its license to the entire territory of Uruguay.

                         JOINT VENTURES AND INVESTMENTS

         We have joint ventures and investments in the telecommunications sector in Brazil, Colombia, Venezuela, the United States, Puerto Rico, Mexico and Spain. Together with Bell Canada International Inc. and SBC International, Inc., we have recently formed Telecom Americas, a joint venture company that holds a number of our investments and that will serve as our principal vehicle for expansion in Latin America. Our principal joint ventures and investments are described below.

         With respect to certain of these companies, we expect to make additional investments in the future to develop operations and infrastructure, to repay indebtedness, to increase our ownership or for other purposes. In addition, we expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through Telecom Americas or through direct investments or other strategic alliances. We can give no assurance as to the extent, timing or cost of future international investments, and such investments may involve risks to which we have not previously been exposed.

Telecom Americas

         We have entered into an agreement with Bell Canada International Inc. ("BCI") and SBC International, Inc. ("SBCI") providing for the establishment of Telecom Americas Ltd. ("Telecom Americas"), a new joint venture company that will serve as the three parties' principal vehicle for expansion in Latin America. The joint venture agreement was signed by Telmex on September 25, 2000 and assigned to America Movil by Telmex on November 15, 2000. The transaction closed on November 16, 2000. Under the agreement:

          o America Movil contributed to Telecom Americas at closing approximately U.S.$1.17 billion in promissory notes. In addition, we contributed our interest in ATL-Algar Telecom Leste S.A. ("ATL") and have agreed to contribute our interest in Techtel-LMDS Comunicaciones Interactivas S.A. ("Techtel") and Telstar S.A. ("Telstar") to Telecom Americas by February 14, 2001. If we are unable to obtain certain regulatory consents or otherwise fail to contribute Techtel and Telstar to the joint venture prior to such date, we have agreed to negotiate in good faith with the other parties to agree on a way to contribute Techtel and Telstar. If no agreement is reached, we will be required to contribute additional cash in order to maintain our 44.277% ownership interest in Telecom Americas.

          o BCI contributed to Telecom Americas at closing approximately U.S.$1.00 billion in promissory notes. In addition, BCI contributed its interests in Americel S.A. ("Americel") and Telet S.A. ("Telet"), Brazilian wireless operators; Canbras Communications Corp. ("Canbras"), a Brazilian cable television and Internet access service provider; Comunicacion Celular S.A. ("Comcel") and Occidente y Caribe Celular S.A. ("Occel"), Colombian wireless operators; Genesis Telecom, C.A. ("Genesis"), a broadband wireless operator in Venezuela.

          o SBCI contributed to Telecom Americas at closing a portion of its interest in ATL and has agreed to contribute the balance of its interest upon the expiration or removal of certain regulatory restrictions in Brazil.

America Movil and BCI each has a 44.277% equity interest in Telecom Americas and SBCI has an 11.446% equity interest. Telecom Americas is subject to complex provisions governing the rights of each shareholder with respect to management. In general, these provisions effectively require a consensus among the three shareholders in order to make significant decisions about Telecom Americas.

ATL

         ATL-Algar Telecom Leste S.A. ("ATL") is the Band B cellular concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil. We hold a 15.4% interest in ATL through Telecom Americas. We indirectly hold 11.3% of the voting power of ATL. Our interest in ATL was acquired in January 2000. In 1999, ATL had revenues of Ps.2,460 million and a net loss of Ps.2,499 million. In the first nine months of 2000, ATL had revenues of Ps.1,646 million and a net loss of Ps.976 million. At September 30, 2000, ATL had total assets of Ps.12,231 million.

         Business and strategy. ATL began operations in 1999. ATL's cellular network uses TDMA digital technology and covers approximately 60% of the geographical area of Rio de Janeiro and 29% of the geographical area of Espirito Santo. ATL's network covers approximately 92% of the combined population of these states. At September 30, 2000, ATL had 1.2 million subscribers and a 37% share of the wireless market in the states in which it operates.

         ATL offers wireless voice services through a variety of rate plans. ATL also offers value-added services such as voicemail, call waiting, caller ID, conferencing services and short message services. ATL expects to roll out data transmission services by the end of 2000. ATL distributes its services and handsets through four large independent retailers (accounting for approximately 70% of handset sales), 410 independent dealers, 15 company stores and telemarketing. ATL also uses agents who work on commission to support its corporate customers.

         ATL's business strategy is to compete with other cellular providers based on both price and quality of service. ATL has used low prices as its principal competitive advantage for building and broadening its customer base.

         Competition. ATL's principal competitor is Telefonica do Brasil S.A., the A-band concessionaire that operates in several regions in Brazil and is owned by Telefonica de Espana. Nextel, a joint venture between Motorola and Nextel Communications, Inc., competes with ATL for trunk service to the corporate segment in the Rio de Janeiro metropolitan area.

         Before the end of 2000, the Brazilian authorities are expected to auction three PCS licenses for the 1800 megahertz radio spectrum, allowing new competitors to enter the market in mid-2001, early 2002 and mid-2002, respectively. The new concessionaires will use GSM technology.

         Regulatory environment. In conjunction with the breakup and privatization of the Telecomunicacoes Brasileiras S.A.--Telebras ("Telebras") telecommunications monopoly, Brazil officially opened its cellular mobile telephone service industry to private enterprises. Starting in 1997, 10 cellular licenses covering all of Brazil were auctioned to wireless operators to compete against the eight incumbent providers that emerged from the Telebras breakup and were subsequently auctioned to private enterprises. In July 1997, Brazil revised its telecommunications code to affirm Brazil's commitment to privatize Telebras and its operating subsidiaries promote competition among service providers and establish an independent regulatory agency, Agencia Nacional de Telecomunicacoes--ANATEL ("Anatel"), to regulate its telecommunications industry. Anatel issues licenses for both wireless and wireline operators. It also mandates specific targets for delivering telephone services to the Brazilian population, including current mandates intended to increase penetration to 20% by 2005. Anatel has the authority to grant concessions and licenses for public telecommunications services. As of December 31, 1999, the entire Brazilian telecommunications sector has been opened to competition.

         Concessions. ATL holds a 15-year wireless service concession, with an option to extend it for an additional 15 years, covering the states of Rio de Janeiro (91 cities) and Espirito Santo (77 cities). This concession was granted by Anatel and is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Americel

         Americel S.A. ("Americel") is a Band B cellular concessionaire operating in seven states in central-western Brazil. We hold a 7.2% ownership interest in Americel through Telecom Americas. We indirectly hold 4.1% of the voting power of Telet. Our interest in Americel was acquired in November 2000 in connection with the BCI-SBCI joint venture. In 1999, Americel had revenues of Ps.1,013 million and a net loss of Ps.1,275 million. In the first nine months of 2000, Americel had revenues of Ps.671 million and a net loss of Ps.577 million. At September 30, 2000, Americel had total assets of Ps.3,516 million.

         Business and strategy. Americel's cellular network uses TDMA digital technology and covers approximately 60% of the population of the states in which it operates. At September 30, 2000, Americel had 330,242 subscribers and a 22% share of the wireless market in the states in which it operates.

         Americel offers a variety of rate plans to its postpaid customers and offers prepaid services in all of its markets. Americel's prepaid card, marketed under the brand name "Legal," is used by more than 70% of its customer base. Americel offers bundled prepaid products, which include handsets as well as air time, and, for customers who already have their own handsets, a prepaid unbundled product marketed under the brand name "Virou Legal." Americel's strategy is to continue to expand its customer base through the build-out of its network.

         Competition. Americel competes with Tele Centro Oeste, which provides wireless service in certain of the states in central-western Brazil, and Companhia de Telecomunicacoes do Brasil Central--CTBC Telecom, which offers wireless service in some cities located in the state of Goias. Tele Centro Oeste was formed in the 1998 reorganization of subsidiaries of Telebras, the formerly state-owned wireless and fixed-line telecommunications operator.

         Regulatory environment. See "Joint Ventures and
Investments--ATL--Regulatory environment."

         Concessions. Americel holds a 15-year wireless service concession, with an option to extend it for an additional 15 years, covering seven states in central-western Brazil. Granted by Anatel in 1997, this concession is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Telet

         Telet S.A. ("Telet") is the Band B cellular concessionaire operating in the state of Rio Grande do Sul in Brazil. We hold a 7.2% ownership interest in Telet through Telecom Americas. We indirectly hold 4.1% of the voting power of Telet. Our interest in Telet was acquired in November 2000 in connection with the BCI-SBCI joint venture. In 1999, Telet had revenues of Ps.374 million and a net loss of Ps.1,001 million. In the first nine months of 2000, Telet had revenues of Ps.646 million and a net loss of Ps.860 million. At September 30, 2000, Telet had total assets of Ps.4,869 million.

         Business and strategy. Telet began operations in February 1999. Telet's cellular network uses TDMA digital technology and covers approximately 17% of the geographical area of Rio Grande do Sul and approximately 79% of its population. At September 30, 2000, Telet had 422,142 subscribers and a 24% share of the wireless market in the state of Rio Grande do Sul.

         Telet offers postpaid wireless services under the "Claro Digital" brand name, prepaid services under the "Claro Expresso" brand name, Internet service under the "Claro Net" brand name and international roaming service under the "Claro Mundi" brand name. Telet also offers value-added services such as voicemail, call waiting, three-way calling, call forwarding and call blocking. Telet's principal business strategy is to continue to expand its customer base through the build-out of its network.

         Competition. Telet's only significant competitor is CRT Celular, which is owned by Telefonica do Brasil S.A., the fixed-line telecommunications operator in Rio Grande do Sul.

         Regulatory environment. See "Joint Ventures and
Investments--ATL--Regulatory environment."

         Concessions. Telet holds a 15-year wireless service concession, with an option to extend it for additional periods of 15 years, covering the state of Rio Grande do Sul. Granted by Anatel in 1998, this concession is regulated under the General Telecommunications Law (Lei Geral de Telecomunicacoes).

Canbras

         Canbras Communications Corp. ("Canbras") is a provider of cable television and Internet access services in Brazil. We hold a 28.6% interest in Canbras through Telecom Americas. Our interest in Canbras was acquired in November 2000 in connection with the BCI-SBCI joint venture. In 1999, Canbras had revenues of Ps.465 million and a net loss of Ps.178 million. In the first nine months of 2000, Canbras had revenues of Ps.342 million and net income of Ps.221 million. At September 30, 2000, Canbras had total assets of Ps.1,394 million.

         Business and strategy. Canbras has developed and managed cable television and telecommunications investments in Brazil since 1995. Canbras provides cable television and Internet access service in metropolitan Sao Paulo, several nearby cities in the coastal area of Sao Paulo state, and four cities in the southern state of Parana. At September 30, 2000, Canbras had 173,904 subscribers. Canbras' cable network has been upgraded to offer two-way, high-speed local Internet access service and at September 30, 2000 it covered 37% of homes passed. Canbras expects to have more than 900 kilometers of its two-way Internet plant activated by the end of 2000, and to increase its number of Internet subscribers to more than 2,000.

         Canbras also operates in the private fixed-line telephone resale sector. Canbras buys telecommunications services from regional Brazilian public telephone service providers and then sells secondary switching services, offering access to the public telephone system and computerized management among the residents of private condominiums, commercial complexes and adjacent neighborhoods. Canbras' technology connects subscribers in residential condominiums to a switch installed on the premises of their building, which expands the service capability of the existing public phone network by creating up to 10 private phone lines for every public phone line in use. At December 31, 1999, Canbras serviced 56,242 subscribers in some 900 condominium buildings located primarily in the states of Sao Paulo, Rio de Janeiro, Espirito Santo and Minas Gerais.

         In addition, through its wholly-owned subsidiary CanbrasNet, Canbras launched Internet service provider or "ISP" services in July 2000. At September 30, 2000, CanbrasNet had 879 residential subscribers and 29 commercial subscribers, the latter representing over 600 traffic points.

         Competition. Canbras is currently the fourth largest cable operator in Brazil in terms of total number of subscribers, holding exclusive licenses in all regions in which it operates except for Santos in Sao Paolo.

         In the Internet market, Canbras' principal competitors are AOL Brazil, a joint-venture between America Online Inc. and the Cisneros Group of Argentina; Universo Online S.A. (UOL), which is controlled by two Brazilian publishing groups; Abril S.A. and Folha de Sao Paulo S.A.; and ZAZ, which is indirectly controlled by Telefonica Internacional--TISA.

         Regulatory environment. The telecommunications industry in Brazil is regulated by Anatel. See "Joint Ventures and Investments--ATL--Regulatory environment." In late 1999, Anatel adopted regulations permitting cable television operators to provide high-speed local Internet access using cable modems and bi-directional cable television networks. Cable television operators are limited to providing connection to Internet service providers and are not permitted to directly provide content on or final connection to the Internet. Cable television operators are required to grant equal access to all Internet service providers who request use of the operators' networks.

         Concessions. Canbras owns 10 licenses for the operation of cable television services in the state of Sao Paulo. Each of these licenses was acquired in 1996, has a 15-year term and is renewable for an additional 15 years, subject to certain conditions. Through a subsidiary, Canbras also holds 15-year cable television licenses for the cities of Sao Caetano do Sul, Guarulhos, Sao Jose dos Campos, Diadema and Maua, with expiration years ranging from 2009 to 2015.

         No registration or license is necessary for the installation, operation and maintenance of private telephone resale systems in Brazil.

Comcel and Occel

         Comunicacion Celular S.A. ("Comcel") and its subsidiary Occidente y Caribe Celular S.A. ("Occel") provide wireless telecommunications services in Colombia, Comcel in the eastern region of the country and Occel in the western region. Occel operates under the "Comcel" brand, and we use the term "Comcel" below to refer to Comcel and Occel together. We hold a 26.2% interest in Comcel through Telecom Americas. Our interests in Comcel was acquired in November 2000 in connection with the BCI-SBCI joint venture. In 1999, Comcel had revenues of Ps.2,475 million and net loss of Ps.1,915 million. In the first nine months of 2000, Comcel had revenues of Ps.2,748 million and a net loss of Ps.1,267 million. At September 30, 2000, Comcel had total assets of Ps.8,457 million.

         Business and strategy. Comcel's network uses analog and TDMA digital technology and covers approximately 72% of Colombia's population. At September 30, 2000, Comcel had 870,784 subscribers and a 56% share of the Colombian wireless market.

         Comcel offers basic cellular service through a variety of rate plans and also offers prepaid service. Purchasers of Comcel's "Amigo" kit for prepaid service receive a cellular phone together with a prepaid calling card, enabling the customer to activate wireless service without contracts, monthly fees or credit checks. Comcel markets its services through independent local distributors and a direct sales force. In addition, Comcel has recently begun to market some of its products and services through non-traditional distribution channels, such as Blockbuster Video stores. Comcel's strategy is to continue to expand its customer base through the build-out of its network.

         Competition. Comcel is one of only two cellular service providers in each of the eastern and western regions of Colombia. Comcel competes with Celular Movil de Colombia S.A. in the eastern region and Compania Celular de Colombia S.A. in the western region, both of which companies are owned by BellSouth. Comcel also competes with traditional fixed-line telephone service operators, including Empresa de Telecomunicaciones de Santafe de Bogota and Empresa Nacional de Telecommunicaciones in the eastern region, and Empresas Publicas de Medellin and Empresas Municipales de Cali in the western region. In addition, Comcel faces competition from alternative wireless services, including mobile radio and paging services, rural wireless operators and trunking service. These competing wireless services are widely used in Colombia as a substitute for fixed-line services.

         Regulatory environment. The Ministry of Communications of Colombia and the Telecommunications Regulation Commission are responsible for regulating and overseeing the telecommunications sector, including cellular operations. The Ministry of Communications, which granted the cellular concessions in 1994, supervises and audits the performances of the concessionaires' legal and contractual obligations.

         Concessions. Comcel holds 10-year concessions, acquired in 1994, to provide wireless telecommunications services in the eastern and western regions of Colombia. Under the terms of the concessions, Comcel is required to make quarterly royalty payments to the Ministry of Communications based on its revenues. Under the terms of an agreement entered into in January 1997, the Ministry of Communications has agreed to renew the Comcel concessions through 2014.

Genesis

         Genesis Telecom, C.A. ("Genesis") is a new broadband wireless operator in Venezuela. We hold a 22.6% interest in Genesis through Telecom Americas. Our interest in Genesis was acquired in November 2000, in connection with the BCI-SBCI joint venture. In the first nine months of 2000, Genesis had revenues of Ps.1.2 million and a net loss of Ps.59 million. At September 30, 2000, Genesis had total assets of Ps.244 million.

         Business and strategy. Genesis began operations in Caracas in March 2000, providing high-speed, broadband wireless services, which will include data, voice, video and Internet services. Genesis' network uses LMDS digital technology supplied by Nortel. At September 30, 2000, Genesis had 214 business subscribers.

         Competition. Compania Anonima Nacional Telefonos de Venezuela is the incumbent provider of local, domestic, and international fixed-line telephone services within Venezuela. In addition, Genesis competes with other wireless providers in Venezuela and expects competition to increase as additional wireless and LMDS licenses are auctioned.

         Regulatory environment. The Venezuelan telecommunications industry is regulated by the Ministry of Transportation and Communications through the National Commission of Telecommunications ("Conatel"). Maximum and minimum tariffs for the provision of certain telecommunications services are determined by the Venezuelan government.

         Concessions. In July 1997, Genesis was granted a concession to install, maintain and commercially exploit a private network. The term of the concession is 10 years, renewable at the option of Genesis for an additional 10-year period. Under the terms of the concession, Genesis is required to pay the Venezuelan government 0.5% of gross invoicing for services rendered annually and a tax of 5% of gross invoicing for services rendered.

         In March 1998, Conatel granted to Genesis a concession to provide value-added services. The term of the license is also for 10 years, renewable at the option of Genesis for an additional 10-year period. Under the terms of the concession, Genesis is required to pay the Venezuelan Government 0.5% of gross invoicing for services rendered annually and a tax of 5% of gross invoicing for services rendered.

CompUSA

         CompUSA, Inc. ("CompUSA") is a retailer of personal computing equipment based in Dallas, Texas. We own a 49% interest in CompUSA. Our interest in CompUSA was acquired in March 2000, following the completion of a tender offer in which Telmex and Grupo Sanborns, S.A. de C.V. ("Sanborns") acquired 100% of the capital stock of CompUSA. Sanborns is a subsidiary of Grupo Carso, S.A. de C.V., which is an affiliate of America Movil. The remaining interest in CompUSA is owned by Sanborns. In 1999, CompUSA had revenues of Ps.59,134 million and a net loss of Ps.880.0 million. In the first nine months of 2000, CompUSA had revenues of Ps.34,949 million and a net loss of Ps.1,697 million. At September 30, 2000, CompUSA had total assets of Ps.18,758 million.

         Business and strategy. CompUSA operates 217 CompUSA Computer Superstores in 82 metropolitan areas throughout the United States, spanning a total of 42 states. In addition, CompUSA operates seven "small market" concept stores.

         CompUSA is one of the leading U.S. retailers and resellers of personal computers and related products and services, operating principally through its Computer Superstores. Its other activities include direct sales and providing comprehensive training and technical services to corporate, government, and education customers.

         CompUSA offers personal computer hardware and software and related products and accessories. In addition to its in-store selection, CompUSA also offers customers the ability to special order approximately 30,000 additional products. Prices and services are typically determined centrally, but managers have the authority to adjust in-store prices in response to local competitive conditions within guidelines established and controlled centrally. CompUSA's strategy includes development and growth of its Internet retail business.

         Competition. CompUSA competes with a variety of resellers of personal computers and related products and services. As to product sales, CompUSA competes with large format consumer electronics and office supply retailers, manufacturers and distributors that sell directly to the public, other large format computer retailers, Internet-based retailers, mail order houses, mass merchants, discounters, specialty electronics retailers, software specialty retailers, other personal computer retailers, outbound dealers, and value-added resellers. In addition, CompUSA has numerous competitors in its training and technical service businesses.

         The personal computer industry is undergoing significant change. Rapid technological advances, in combination with an increasingly computer-literate population, have increased the use and popularity of personal computers, resulting in the emergence and growth of a variety of distribution channels. CompUSA believes that customers have become increasingly price sensitive and this results in widespread and intense competition among personal computer product retailers and resellers.

CCPR

         Cellular Communications of Puerto Rico, Inc. ("CCPR") offers wireless, paging and long distance services under the "Cellular One" brand in Puerto Rico and the U.S. Virgin Islands. We own a 50% interest in CCPR, and the remaining 50% interest is held by SBCI. Our interest in CCPR was acquired in August 1999. In 1999, CCPR had revenues of Ps.2,043 million and a net loss of Ps.105 million. In the first nine months of 2000, CCPR had revenues of Ps.1,594 million and a net loss of Ps.134 million. At September 30, 2000, CCPR had total assets of Ps.10,060 million.

         Business and strategy. CCPR's network uses TDMA digital technology and covers approximately 87% of the geographical area of Puerto Rico and the Virgin Islands, and approximately 90% of their population. As of September 30, 2000, CCPR had 495,108 subscribers and a 40% share of the combined Puerto Rican and Virgin Islands wireless market.

         CCPR offers cellular, paging and long distance services, and is expanding the resale of its backbone digital microwave network. CCPR also offers Competitive Access Provider, or "CAP," services, which allow subscribers to bypass local exchange carrier services and thus reduce costs. In 1997, CCPR introduced prepaid services, designed primarily for low-usage individual customers. Direct sales, including sales to corporate accounts, represented approximately 65% of CCPR's total revenues for the first nine months of 2000. In addition, CCPR uses a network of independent dealers and large retailers who work on commission to distribute the company's products and services.

         CCPR aims to differentiate itself from its competitors by offering premium services at attractive prices. The company directs significant efforts toward maintaining a high level of customer service and technical excellence, as well as offering advanced calling features.

         CCPR's sales and marketing strategy is to attract subscribers through direct and indirect distribution channels and aggressive advertising. The company targets the individual and corporate segments by developing tailored pricing plans designed to appeal to those segments. CCPR is currently considering new advertising campaigns to promote a modern and professional image. In an effort to increase its postpaid customer base, CCPR is planning an aggressive advertising campaign focusing on how favorably Cellular One rates and quality of products and services compare to those of its competitors. With respect to prepaid cards, CCPR plans to leverage its extensive distribution network by creating additional distribution venues, including existing ATM machines.

         CCPR's growth strategy is to continue to build out its digital network. At present, approximately 85% of CCPR's network traffic is digital. CCPR is also planning to install more than 20 new cell sites during 2001, in order to reach the mountainous inner part of Puerto Rico which, due to topographical conditions, requires additional cell sites for coverage.

         Competition. CCPR holds one of two authorized cellular service licenses for each of Puerto Rico and the Virgin Islands. The Puerto Rico Telephone Company, which is the sole fixed-line provider for Puerto Rico, holds the second cellular license for Puerto Rico. VitelCellular, Inc., an affiliate of the fixed-line Virgin Islands Telephone Company, holds the second cellular license for the Virgin Islands.

         A number of companies hold PCS licenses for the Puerto Rican and U.S. Virgin Islands markets. Centennial has offered PCS under its license since December 1996. Telecorp, an affiliate of AT&T, launched PCS in July of 1999, under the commercial name "Suncom." Clear Comm, Inc., which recently announced a partnership with an affiliate of Telefonica S.A., launched PCS in October 1999, under the commercial name "MovieStar." In addition, the Puerto Rico Telephone Company, VitelCom, Inc. (an affiliate of VitelCellular, Inc.), Sprint PCS, and Omnipoint Corp. hold PCS licenses but are not currently operating under them. Sprint PCS has announced its plans to launch service at the beginning of 2001.

         Regulatory environment. The telecommunications sector in Puerto Rico and the Virgin islands falls under the jurisdiction of the U.S. Federal Communications Commission (the "FCC"), and U.S. telecommunications laws and regulations apply. The Communications Act of 1934, as amended, requires cellular, paging and microwave station operators such as CCPR to obtain authorization from the FCC prior to conducting or operating their systems. Although the FCC has the ability to require wireless service providers to file tariffs for their services, it has never required CCPR to file such tariffs.

         The Puerto Rico Telecommunications Act of 1996 created a local board with primary regulatory jurisdiction in Puerto Rico over all telecommunications services, service providers, and persons with a direct or indirect interest in such services or providers. This Act requires all telecommunications service providers, except commercial mobile radio service providers, to obtain certification to do business in Puerto Rico, and it directs the board to adopt regulations specifying the form, content and procedures for such certification.

         Licenses. CCPR holds various licenses issued by the FCC for cellular, paging and international long distance resale services in Puerto Rico and the U.S. Virgin Islands, operating on the 800 megahertz (Band A) radio spectrum. Some of these licenses were acquired from the original licensees, and others were obtained directly by CCPR. In addition, certain subsidiaries of CCPR hold point-to-point common carrier microwave licenses to transport CCPR's network traffic.

         CCPR has renewed a number of these licenses, and is in the process of renewing others through the FCC's "Expected Renewal" process. Under "Expected Renewal," license holders may renew their licenses as long as they have been operating in good standing under FCC rules, with no significant complaints or failures in providing service.

Network Access

         Network Access Solutions Corporation ("Network Access") is a provider of broadband network access services to business customers. We own common shares and convertible preferred shares representing a 5.9% equity interest in Network Access. We acquired our interest in the common shares in June 1999 and our interest in the preferred shares in March 2000. In 1999, Network Access had revenues of Ps.164 million and a net loss of Ps.380 million. In the first six months of 2000, Network Access had revenues of Ps.69.8 million and net income of Ps.276.3 million. At September 30, 2000, Network Access had total assets of Ps.2,103.6 million. At June 30, 2000, Network Access had approximately 8,000 subscribers.

Cablevision

         Empresas Cablevision, S.A. de C.V. ("Cablevision") is the cable subsidiary of Grupo Televisa, S.A. de C.V. ("Televisa"), which is the largest supplier of television programming in Mexico. Cablevision offers cable television services in the Mexico City metropolitan area, and at September 30, 2000, had approximately 400,000 subscribers. We indirectly own a 49% interest in Cablevision and the remaining interest is owned by Televisa. Cablevision is in the process of exploring a variety of possible transactions through which America Movil could significantly reduce its equity interest in Cablevision. In 1999, Cablevision had revenues of Ps.733 million and net income of Ps.170 million. In the first nine months of 2000, Cablevision had revenues of Ps.649 million and net income of Ps.89 million. At September 30, 2000, Cablevision had total assets of Ps.1,718 million.

FirstMark

         FirstMark Comunicaciones Espana, S.A. ("FirstMark") is a new broadband wireless company in Spain. We own a 17.5% interest in FirstMark. Our interest in FirstMark was acquired in November 1999. In the first nine months of 2000, FirstMark had revenues of Ps.0.3 million and a net loss of Ps.29 million. At September 30, 2000, FirstMark had total assets of Ps.427 million.

         FirstMark plans to launch commercial operations in the first half of 2001, offering Internet access, voice, value-added and Internet services such as web hosting, web housing, internet protocol virtual private network and frame relay.

                              CAPITAL EXPENDITURES

         The following table sets forth our capital expenditures, before retirements, for each year in the three-year period ended December 31, 1999 and for the nine-month period ended September 30, 2000.


                                                                                             Nine months
                                                                                                ended
                                                    Year ended December 31,                 September 30,
                                          -------------------------------------------    ----------------
                                           1997              1998             1999              2000
                                           ---------- ------------------ --------------- -----------------
                                             (millions of constant pesos as of September 30, 2000)

Transmission and switching equipment      Ps.   1,318      Ps.   1,830      Ps.   6,195        Ps.   9,160
Computer equipment..................              166              107              273                416
Licenses............................               43            1,661               __                 __
Investment in subsidiaries and
  affiliates........................             (271)              --            4,428             11,093
Other...............................               24               34              104                603
                                          -----------      -----------      -----------        -----------

    Total capital expenditures......      Ps.   1,280      Ps.   3,632      Ps.  11,000        Ps.  21,272
                                          ===========      ===========      ===========        ===========


         Telcel has budgeted capital expenditures of approximately U.S.$2.1 billion for the five quarters through December 31, 2001, principally for the build-out of its cellular network. We currently expect the level of capital expenditures at Telcel to decline after 2001, but capital expenditures will continue to be substantial. Competitive, technical or market developments could require increased capital expenditure.

         In addition, we expect America Movil to provide funding for capital expenditures of its subsidiaries and joint ventures. We have budgeted approximately U.S.$194 million for this purpose through December 31, 2001. We have contractual commitments to make contributions of approximately U.S.$509 million to our international subsidiaries through the end of 2001. In addition, we are required to provide U.S.$1.17 billion to Telecom Americas as the requirements of the joint venture arise and in any case no later than November 16, 2003. See "Joint Ventures and Investments--Telecom Americas" under Item 4.

                                  THE SPIN-OFF

Overview

         America Movil was established in a spin-off (the "Spin-off") of the wireless business and certain international businesses of Telmex, the largest provider of local and long-distance telephone services in Mexico.

         The Spin-off was approved by Telmex shareholders at an extraordinary shareholders' meeting on September 25, 2000 (the "Approval Date"), at which time each holder of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class. The shares of America Movil will not be delivered to Telmex shareholders until a distribution date to be announced (the "Share Distribution Date"). Prior to the Share Distribution Date, Telmex shares and America Movil shares may only be owned and transferred together.

         On the Share Distribution Date, our shares will be delivered to Telmex shareholders as of a specified record date (the "Share Record Date"). On a date (the "ADS Distribution Date") as soon as practicable following the Share Distribution Date, America Movil American Depositary Shares ("ADSs") will be delivered to holders of Telmex ADSs as of a specified record date (the "ADS Record Date").

         Telmex and America Movil currently have the same shareholders and will continue to be controlled by the same group of shareholders until the Share Distribution Date. See "Major Shareholders" under Item 7. Neither Telmex nor America Movil owns any capital stock of the other.

Description of the Spin-off

         The Spin-off was implemented using a procedure under Mexican corporate law called escision, or "split-up." In an escision, an existing company is divided, creating a new company or new companies to which specified assets and liabilities are allocated. This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. The escision was approved on the Approval Date by a single action of the shareholders of Telmex at the extraordinary meeting creating America Movil and allocating certain assets and liabilities of Telmex to America Movil.

         Prior to the Spin-off, Telmex conducted an internal reorganization. Following the reorganization, a subsidiary of Telmex called Sercotel, S.A. de C.V. ("Sercotel") directly or indirectly owned the shares of Telcel and the subsidiaries that conduct our international businesses and hold our international investments. Also as a result of the reorganization, subsidiaries of Telcel held Ps.17.1 billion of Telmex commercial paper and Ps.10.9 billion of other liquid assets in order to help America Movil meet its capital requirements following the Spin-off.

         Effective on the Approval Date:

          o America Movil was established as a separate company and our initial Board of Directors was elected at the same extraordinary meeting that approved the Spin-off.

          o    The shares of Sercotel were transferred to America Movil.

          o Each holder of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class.

         The shareholders' resolution from the extraordinary meeting was notarized on October 5, 2000, and it was registered in the Mexican Public Registry of Commerce and published in the Diario Oficial (Official Gazette) on October 13, 2000. Mexican law provides for a period of 45 days following the registration and publication of the resolution during which the Spin-off may be challenged by certain parties, as described below under "--Judicial Proceedings to Challenge the Spin-off." Our shares will not be delivered or held separately from Telmex shares before the end of this statutory period. Prior to the Share Distribution Date, there will be no separate certificates for our shares, and the right to receive our shares will be transferred together with Telmex shares. Investors will not be able to buy or otherwise acquire, or sell or otherwise transfer or deliver, Telmex shares or America Movil shares separately.

The Share Distribution

         Our shares will be separated from the Telmex shares and distributed to shareholders following the expiration of the period during which the Spin-off may be challenged under Mexican corporate law. See "--Judicial Proceedings to Challenge the Spin-off." We can give no assurance as to when the Share Distribution Date will occur.

         Distribution of shares will generally be made by book entry annotation in the shareholder list maintained by S.D. Indeval, S.A. de C.V., Institucion para Deposito de Valores (Indeval), which is the clearing system for securities traded on the Mexican Stock Exchange. Beginning on or about the Share Distribution Date, we expect that:

          o America Movil A Shares and L Shares will commence trading on the Mexican Stock Exchange.

          o Telmex A Shares and L Shares will trade on the Mexican Stock Exchange without the America Movil shares.

          o Shareholders will be able to hold Telmex shares and America Movil Shares separately.

See "Trading Markets" under Item 9.

The ADS Distribution

         As of the Approval Date, each Telmex L Share ADS represented, in addition to 20 Telmex L Shares, the right to receive 20 America Movil L Shares, and each Telmex A Share ADS represented, in addition to one Telmex A Share, the right to receive one America Movil A Share. As of the date of this registration statement, Telmex has established a "sponsored" ADS program in respect of its A Shares under which each Telmex A Share ADS represents 20 Telmex A Shares and 20 America Movil A Shares.

         We will arrange with Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), to issue L Share ADSs, each representing 20 America Movil L Shares, and A Share ADSs, each representing 20 America Movil A Shares. On the ADS Distribution Date, the Depositary will issue and distribute America Movil ADSs to each record holder of Telmex ADSs. Beginning on or about the ADS Distribution Date, we expect that the America Movil L Share ADSs will commence trading on the New York Stock Exchange and the America Movil A Share ADSs will be quoted on the NASDAQ National Market System. See "Trading Markets" under Item 9. We expect that the Depositary will announce the ADS Record Date and the ADS Distribution Date on or about the same date on which we announce the Share Record Date and the Share Distribution Date.

         Persons holding Telmex ADSs through the facilities of The Depository Trust Company ("DTC") will receive the distribution of America Movil ADSs by book entry only, through the facilities of DTC. Persons holding Telmex ADSs directly will receive the distribution of America Movil ADSs in the form of certificated American Depositary Receipts ("ADRs") representing America Movil ADSs. These ADRs will be mailed to direct holders of Telmex ADSs on or as soon as practicable after the ADS Distribution Date. Persons holding Telmex ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the America Movil ADSs.

Certain Relationships between America Movil and Telmex

         Following the Spin-off, there will be a variety of contractual relationships between America Movil and Telmex, both to accomplish the separation of the Spin-off and to provide for ongoing commercial relationships. Telmex also remains obligated to certain creditors of certain of our subsidiaries and joint ventures until those creditors agree to release Telmex. See "Related Party Transactions" under Item 7.

Approvals and Consents

         Where obligations of Telmex have been transferred to America Movil, consent of the relevant creditors will be required in order for America Movil to succeed to the rights and obligations of Telmex. In these cases, failure to obtain consent from creditors may require that Telmex remain liable for certain obligations of America Movil, including indebtedness and credit support provided to certain of our subsidiaries and affiliates. See "Related Party Transactions" under Item 7.

         In addition, Telmex is required to obtain clearance from the Mexican competition authorities. We do not expect the competition authorities to object to the Spin-off, but there can be no assurance that they will not impose any requirements on America Movil that will have a material effect on us.

Judicial Proceedings to Challenge the Spin-off

         Under Mexican corporate law, for a period of 45 days following the registration and publication of the shareholders' resolution approving the Spin-off, which occurred by October 13, 2000, any shareholder or group of shareholders representing at least 20% of the entire capital stock of Telmex, or any creditor of Telmex, may commence judicial proceedings in Mexican courts to challenge the Spin-off. In connection with such a challenge, a court may temporarily suspend the Spin-off, if the party bringing the proceedings posts bond as security for damages and losses which might be suffered by Telmex or America Movil as a result of the challenge. The suspension may continue until there is a final, non-appealable judicial declaration that the challenge is unfounded or an agreement between the challenging party and Telmex. Once the statutory period has expired, the Spin-off may no longer be challenged by creditors or shareholders.

         The legal grounds on which an escision may be challenged, and the remedies a court may impose if it sustains the challenge, are not specified in Mexican corporate law and have not been the subject of extensive practical experience or commentary. We are unable to anticipate whether any party will challenge the Spin-off or, if so, what standards the Mexican courts will apply to rule on the challenge, what procedures they will follow in conducting proceedings or what remedies they will impose.

Item 5.       Operating and Financial Review and Prospects

         The following discussion should be read in conjunction with the Audited Financial Statements and the Unaudited Interim Financial Statements and the notes thereto included in this registration statement under Item 18. The Audited Financial Statements and the unaudited interim financial statements for the nine months ended September 30, 1999 have been prepared on a combined basis from Telmex's historical accounting records and represent the combined historical operations of the entities that were transferred to America Movil by Telmex in the Spin-off. The unaudited interim financial statements as of September 30, 2000 and for the nine months ended September 30, 2000 have been prepared on a consolidated basis.

         The financial statements have been prepared in accordance with Mexican GAAP, which differ in certain important respects from U.S. GAAP. Note 19 to the Audited Financial Statements and Note 13 to the Unaudited Interim Financial Statements provide a description of the principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, a reconciliation to U.S. GAAP of operating income, net income and total stockholders' equity and a condensed statement of cash flows under U.S. GAAP.

         Mexican GAAP requires that the financial statements recognize certain effects of inflation. In particular, (a) nonmonetary assets, including property, plant and equipment, and stockholders' equity are restated for inflation and, in the case of imported telephone plant, devaluation, (b) gains and losses in purchasing power from holding monetary liabilities or assets are recognized in income and (c) all financial statements are restated in constant pesos as of September 30, 2000. Since January 1, 1997, the Company has elected to restate imported telephone plant based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date; other fixed assets are restated based on the NCPI.

Results of Operations

     Overview

         Our operating revenues consist of (i) usage charges, which include airtime charges for outgoing calls and interconnection charges billed to other service providers for calls completed on the Company's network under the "calling party pays" system beginning May 1, 1999, (ii) monthly subscription charges, (iii) long-distance charges, (iv) revenues from sales of cellular handsets and accessories and (v) other revenues, which include roaming charges and charges for call forwarding, call waiting and call blocking. Revenues from sales of prepaid services are recognized at the time of sale and are included under usage charges, long-distance charges and other revenues.

         The principal factors affecting our operating revenues are rates and the volumes of usage of wireless services. The effect of rates on revenues is analyzed in terms of constant pesos of September 30, 2000 and therefore, unless nominal rates increase by at least the rate of inflation, real rates will decline over time.

         Our results of operations for 1997, 1998, 1999 and the first nine months of 2000 have been affected by continued rapid growth in the number of our cellular subscribers, particularly prepaid subscribers of Telcel. The increase in subscribers in 1999 and 2000 was attributable in part to the introduction of the "calling party pays" system in Mexico in May 1999, which also led to an increase in average minutes of incoming calls to new and existing subscribers. The growth in our subscriber base has been offset in part by a decline in average monthly revenues per subscriber, due to declining real rates and growth in the number of prepaid customers. Our 1999 and 2000 results of operations reflect the consolidation of TracFone beginning in February 1999 and GCA beginning in May 1999. Our 2000 results of operations also reflect the consolidation of Telgua and Conecel beginning in April 2000 and Techtel beginning in July 2000. See "Subsidiaries" under Item 4.

         The effects of competition have been extensive, and have included lower market share and competitive pressure on prices for cellular service. We believe that we are well-positioned to continue meeting competition successfully in Mexico and in the other countries in which we operate, but we can make no assurances as to the effects of competition on our results of operations and financial condition.

         Our results of operations will also continue to be affected by economic conditions in Mexico and in the other countries in which we operate. In periods of slow economic growth, demand for telecommunications services tends to be adversely affected. Poor economic conditions, particularly unemployment and high domestic interest rates, can also result in an increase in allowance for doubtful accounts. Devaluation of the peso, such as occurred most recently in 1998, also results in exchange losses on our foreign-currency denominated indebtedness. In 1999 and 2000, Telcel has continued to grow in terms of lines in service and minutes of usage, partly because of the strong performance of the Mexican economy. However, we can make no assurances that economic conditions in Mexico and in the other countries in which we operate will not have adverse effects on our financial condition and results of operations.

     Summary of Operating Income

         The following tables sets forth, for each of the years in the three-year period ended December 31, 1999, and for the nine-month periods ended September 30, 1999 and 2000, our operating revenues, operating costs and expenses and operating income.


                                                  Year ended December 31,                      % Change
                                         --------------------------------------------  -------------------------
                                             1997           1998           1999        1997-1998       1998-1999
                                         ------------- ------------- -------------- --------------- ------------
                                             (millions of constant pesos as of
                                                    September 30, 2000)
Operating revenues:
   Usage charges....................     Ps.    2,559   Ps.    3,680   Ps.    7,239        43.8%           96.7%
   Monthly subscription charges.....            1,827          2,884          3,692        57.9            28.0
   Long-distance charges............              625            800          1,334        28.0            66.7
   Sales of handsets and
     accessories....................              548          1,310          2,406       139.1            83.7
   Other(1).........................              275            698            684       153.8            (2.0)
                                         ------------   ------------   ------------
     Total operating revenues.......            5,834          9,372         15,355        60.6            63.8
                                         ------------   ------------   ------------

Operating costs and expenses:
   Cost of sales and services.......            2,350          3,608          7,156        53.5            98.3
   Commercial, administrative and
     general........................            2,689          3,026          4,490        12.5            48.4
   Depreciation and amortization....              535            768          1,475        43.5            92.1
                                         -------------  -------------  ------------
     Total operating costs and expenses         5,574          7,402         13,121        32.8            77.3
                                         -------------  -------------  ------------
Operating income....................     Ps.      260    Ps.   1,970   Ps.    2,234       657.7            13.4
                                         =============   ============  ============

-------------

(1) Other revenues include roaming charges and charges for call forwarding, call waiting and call blocking.


                                Nine months ended
                                  September 30,
                           ---------------------------
                               1999           2000        % Change
                           ---------------------------   ----------
                           (millions of constant pesos
                            as of September 30, 2000)
Operating revenues:
   Usage charges.....................    Ps.     4,654   Ps.   10,622    128.2%
   Monthly subscription charges......            2,731          3,284     20.2
   Long-distance charges.............              939          1,803     92.0
   Sales of handsets and
     accessories.....................            1,541          2,219     44.0
   Other(1)..........................              382          1,222    219.9
                                          ------------   ------------
     Total operating revenues........           10,247         19,150     86.9

Operating costs and expenses:
   Cost of sales and services........            4,782          9,583    100.4
   Commercial, administrative and
     general.........................            3,006          4,809     60.0
   Depreciation and
     amortization....................              845          2,067    144.6
                                         -------------   ------------
     Total operating costs and expenses          8,633         16,459     90.6
                                         -------------   ------------
   Operating income..................    Ps.     1,614   Ps.    2,691     66.7
                                         =============   ============


-------------
(1) Other revenues include roaming charges and charges for call forwarding, call waiting and call blocking.

     Summary of Net Income

         The following tables set forth, for each of the years in the three-year period ended December 31, 1999, and for the nine-month periods ended September 30, 1999 and 2000, our operating income, comprehensive financing (income) cost, provisions and equity in results of equity-method affiliates.


                                                  Year ended December 31,                      % Change
                                         --------------------------------------------  -------------------------
                                             1997           1998           1999        1997-1998       1998-1999
                                         ------------- ------------- -------------- --------------- ------------
                                             (millions of constant pesos as of
                                                    September 30, 2000)
Operating income....................     Ps.     260    Ps.   1,970    Ps.   2,234         657.7%          13.4%
Comprehensive financing (income) cost:
     Interest income................          (7,329)        (9,581)        (8,901)         30.7           (7.1)
     Interest expense...............              51             26            157         (49.0)         503.8
     Exchange loss (gain), net......            (488)          (133)         1,094         (72.7)        (922.6)
     Monetary effect................           5,460          6,590          4,664          20.7          (29.2)
                                         ------------   -----------    -----------
                                              (2,306)        (3,098)        (2,986)         34.3           (3.6)
                                         ------------   ------------   ------------
Income before income tax and employee
   profit sharing...................           2,566          5,068          5,220          97.5            3.0
                                         -----------    -----------    -----------
Provisions for:
     Income tax.....................             778          1,072          1,102          37.8            2.8
     Employee profit sharing........              64             75            112          17.2           49.3
                                         -----------    -----------    -----------
                                                 842          1,147          1,214          36.2            5.8
                                         -----------    -----------    -----------
Income before equity in results of
   affiliates and minority interest.           1,724          3,921          4,006         127.4            2.2
Equity in results of affiliates.....             106             77             15         (27.4)         (80.5)
Minority interest in loss of
   subsidiaries.....................              --             --            296            --             --
                                         -----------    -----------    -----------
Net income..........................     Ps.   1,830    Ps.   3,998    Ps.   4,317         118.5            8.0
                                         ===========    ===========    ===========


                                Nine months ended
                                  September 30,
                           ---------------------------
                               1999           2000        % Change
                           ---------------------------   ----------
                           (millions of constant pesos
                            as of September 30, 2000)
Operating income.....................    Ps.  1,614     Ps.  2,691        66.7%
Comprehensive financing (income) cost:
     Interest income.................        (7,259)         (3,629)     (50.0)
     Interest expense................           167             649      288.6
     Exchange loss (gain), net.......         1,387              52      (96.3)
     Monetary effect.................         3,666           1,823      (50.3)
                                         ----------     -----------
                                             (2,039)         (1,105)     (45.8)
                                         ----------     -----------
Income before income tax and employee
   profit sharing....................         3,653           3,796        3.9
Provisions for:
     Income tax......................           727           1,798      147.3
     Employee profit sharing.........           130             112      (13.8)
                                         ----------     -----------
                                                857           1,910      122.9
                                         ----------     -----------
Income before equity in results of
   affiliates and minority interest..         2,796           1,886      (32.5)
Equity in results of affiliates......            49            (465)        --
Minority interest in loss of
   subsidiaries......................           114             159       39.5
                                         ----------     -----------
Net income...........................    Ps.  2,959     Ps.   1,580      (46.6)
                                         ==========     ===========

     Operating Revenues

         Operating revenues increased by 60.6% in 1998, 63.8% in 1999 and 86.9% in the first nine months of 2000 compared to the same period in 1999. These increases in revenues were driven principally by growth in Telcel's subscriber base, offset in part by a decline in monthly revenues per subscriber. The average number of Telcel subscribers increased by 89.8% in 1998, 149.4% in 1999 and 114.6% in the first nine months of 2000 compared to first nine months of 1999, largely due to the growth in prepaid subscribers. The average number of prepaid subscribers increased by 121.6% in 1998, 203.8% in 1999 and 79.2% in the first nine months of 2000. As of September 30, 2000, Telcel had a total of 8.9 million subscribers, 7.9 million of which were prepaid subscribers.

         Average monthly revenues per Telcel subscriber decreased from Ps.504 in 1998 to Ps.339 in 1999 to Ps.240 in the nine months ended September 30, 2000. The decrease in average monthly revenues was due to the decline in real rates and to the growth in prepaid customers.

         Usage charges

         Usage charges increased by 43.8% in 1998, 96.7% in 1999 and 128.2% in the first nine months of 2000 compared to the same period in 1999. The increases in each period were due principally to growth in the number of Telcel's subscribers, offset in part by a decline in real rates. The increases in 1999 and in the first nine months of 2000 were partly attributable to the introduction of the "calling party pays" system in Mexico in May 1999, which led to an increase in subscribers. To a lesser extent, the increases were also due to the consolidation of the revenues of TracFone and GCA beginning in the first half of 1999 and of Conecel and Telgua beginning in April 2000.

         Monthly subscription charges

         Monthly subscription charges increased by 57.9% in 1998, 28.0% in 1999 and 20.2% in the first nine months of 2000 compared to the same period in 1999. The increase in each period was due to growth in the number of Telcel's postpaid subscribers. Monthly subscription charges did not increase as rapidly as the number of subscribers because an increasing number of new subscribers were prepaid customers, who do not pay monthly subscription charges.

         Long-distance charges

         Long-distance charges increased by 28.0% in 1998, 66.7% in 1999 and 92.0% in the first nine months of 2000 compared to the same period in 1999. These increases were primarily due to subscriber growth, offset in part by a decline in real rates.

         Sales of handsets and accessories

         Sales of handsets and accessories increased by 139.1% in 1998, 83.7% in 1999 and 44.0% in the first nine months of 2000 compared to the same period in 1999. These increases were attributable to growth in the number of subscribers, which was partly offset by declines in prices and increased subsidies. The comparatively lower rates of growth in 1999 and 2000 were due to increased handset subsidies in those years.

         Other

         Other revenues increased by 153.8% in 1998, decreased by 2.0% in 1999 and increased by 219.9% in the first nine months of 2000 compared to the same period in 1999. The increases in 1998 and 2000 were principally due to growth in the number of subscribers. The increase in 2000 was also attributable to the consolidation of other revenues of Telgua. The decrease in 1999 was primarily due to the elimination in that year of required handset deposits for new Telcel subscribers. Handset deposits result in revenues if they are not claimed by subscribers within a prescribed period of time.

     Operating Costs and Expenses

         Costs of sales and services

         Costs of sales and services increased by 53.5% in 1998, 98.3% in 1999 and 100.4% in the first nine months of 2000 compared to the same period in 1999. The increases during these periods were primarily due to growth in sales of cellular handsets and higher cost of interconnection with other cellular operators following the introduction of "calling party pays" in May 1999. The increased costs in 1999 and the first nine months of 2000 were attributable in part to the consolidation of TracFone, Conecel, GCA and Telgua.

         Commercial, administrative and general

         Commercial, administrative and general expenses increased by 12.5% in 1998, 48.4% in 1999 and 60.0% in the first nine months of 2000 compared to the same period in 1999. These increases were due primarily to commissions paid to cellular distributors, to advertising and other promotional expenses as a result of greater competition, and, to a lesser extent, to increases in wages and salaries.

         Depreciation and amortization

         Depreciation and amortization increased by 43.5% in 1998 and 92.1% in 1999 and by 144.6% in the first nine months of 2000 compared to the same period in 1999. Under Mexican GAAP, we have elected to restate imported fixed assets based in part on the exchange rate between the peso and the currency of the country of origin, and as a result changes in exchange rates affect the amount of depreciation. Depreciation increased in 1998 as a result of investment in telephone equipment and in part because the rate of devaluation exceeded the rate of inflation. Depreciation increased in 1999 primarily due to the inclusion of the assets of newly-acquired subsidiaries in the calculation of consolidated depreciation and to the amortization of goodwill ensuing from the purchases of TracFone and GCA. The increase in 1999 was also attributable to the amortization of Telcel's PCS licenses which were acquired in October 1998. The increase in depreciation in 1999 was offset in part because the rate of Mexican inflation exceeded the rate of devaluation of the peso. The increase in depreciation in the first nine months of 2000 was due primarily to increased investments in telephone equipment and to the amortization of goodwill associated with newly-acquired subsidiaries.

     Operating Margin

         Operating margin (operating income as a percentage of operating revenues) was 4.5% in 1997, 21.0% in 1998, 14.5% in 1999 and 14.0% in the first nine months of 2000. The lower operating margins in 1999 and 2000 were due to increases in sales commissions and sales of handsets at below cost and to the consolidation of TracFone, Conecel, GCA and Telgua.

     Comprehensive financing (income) cost

         Under Mexican GAAP, comprehensive financing (income) cost reflects interest income, interest expense, foreign exchange gain or loss and the gain or loss attributable to the effects of inflation on monetary assets and liabilities. We have substantial liquid assets in the form of cash and short-term investments (Ps.28.7 billion at September 30, 2000), so we have significant interest income, and because our monetary assets exceed our monetary liabilities, we generally report a net loss from monetary position. A significant portion of our financial assets (25% at September 30, 2000) is denominated in foreign currencies, principally U.S. dollars, so depreciation of the peso results in foreign exchange gain and higher interest income with respect to these assets. Substantially all of our indebtedness (100% at September 30, 2000) is denominated in foreign currencies, so depreciation of the peso results in foreign exchange loss and higher interest expense with respect to indebtedness.

         Comprehensive financing (income) cost was a net credit of Ps.3,098 million in 1998, a net credit of Ps.2,986 million in 1999 and a net credit of Ps.1,105 million in the first nine months of 2000, compared to a net credit of Ps.2,039 million for the same period in 1999. The credits were attributable principally to interest income on our financial assets, offset in part by the monetary effect on our net monetary asset position. The changes in each component were as follows:

          o Interest income increased by 30.7% in 1998 due to a higher level of interest-bearing assets offset in part by lower interest rates, and decreased by 7.1% in 1999 due to a lower average level of interest-bearing assets. Interest income decreased by 50.0% for the first nine months of 2000, compared to the same period in 1999, due to a lower average level of interest bearing assets.

          o Interest expense decreased by 49.0% in 1998 and increased by 503.8% in 1999 and 288.6% in the first nine months of 2000, compared to the same period in 1999. The increases in 1999 and 2000 were principally due to a higher average level of indebtedness, attributable in part to the acquisition of new subsidiaries.

          o In 1998, the 16.6% depreciation of the peso resulted in a net foreign exchange gain of Ps.133 million. In 1999, the impact of the appreciation of the peso in the second half of the year on the Company's U.S. dollar-denominated monetary assets resulted in a net exchange loss of Ps.1,094 million. The 1.3% appreciation of the peso in the first nine months of 2000 resulted in a net exchange loss of Ps.52 million, compared to a net exchange loss of Ps.1,387 million for the comparable period in 1999.

          o In 1998, 1999 and the first nine months of 2000, average monetary assets exceeded average monetary liabilities, resulting in a substantial net loss from monetary position. The increase in 1998 reflected a higher average level of net monetary assets and higher inflation. The decrease in 1999 reflected a lower rate of inflation and lower average net monetary assets.

     Income tax and employee profit-sharing

         The statutory rate of the Mexican corporate income tax was 34% in 1997 and 1998 and 35% in 1999 and 2000. The Company's effective rates of provisions for corporate income tax as a percentage of pretax income were 30.3%, 21.1%, 21.1% and 47.4% for 1997, 1998, 1999 and the first nine months of 2000, respectively. The increase in effective rates in 2000 was principally due to the change in Mexican accounting principles applicable to deferred income tax described below.

         Telcel, like other Mexican companies, is required by law to pay to its employees, in addition to their agreed compensation and benefits, profit sharing in an aggregate amount equal to 10% of its taxable income (calculated without reference to inflation adjustments). The amount payable increased by 15.7% in 1999 and by 53.5% in the first nine months of 2000 compared to the same period in 1999.

         Mexican Accounting Principles Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing," went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the computation of deferred income tax. It generally requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred income tax was recognized only on temporary differences that were considered to be nonrecurring and that would reverse within a definite period. The new bulletin does not significantly affect the accounting for employee profit sharing. The cumulative effect of the adoption of this bulletin at the beginning of 2000 was applied to stockholders' equity without restating the financial statements for prior years. The effect on stockholders' equity was a reduction of 1.9%. Under Bulletin D-4, the Company's deferred tax accounting under Mexican GAAP will be much closer to U.S. GAAP than in the past, resulting in a smaller U.S. GAAP difference. See Note 19 to the Audited Financial Statements and Note 9 to the Unaudited Interim Financial Statements.

     Equity in results of affiliates

         Equity in results of affiliates represented net profits of Ps.77 million and Ps.15 million in 1998 and 1999, respectively, attributable primarily to earnings at Cablevision, offset in part in 1999 by losses at CCPR. Equity in results of affiliates represented a net loss of Ps.465 million in the first nine months of 2000, attributable primarily to results at ATL, CCPR and CompUSA. The Company expects to have a growing level of net loss attributable to equity in results of affiliates in 2000 and 2001, primarily as a result of its investments in Telecom Americas, CCPR and CompUSA. See "Joint Ventures and Investments" under Item 4.

     Minority interests

         Minority interest represented a net credit of Ps.296 million in 1999 reflecting minority interest in losses at TracFone, Conecel and GCA. Minority interest represented a net credit of Ps.159 million in the first nine months of 2000 due to losses at TracFone and Conecel, offset in part by gains at Telgua and GCA.

     Net income

         In 1998, net income increased by 118.5% due to a more than six-fold increase in operating income, reflecting higher operating revenues and improved margins, as well as increased interest income. In 1999, net income increased by 8.0% due to a 13.4% increase in operating income, reflecting higher operating revenues and stable margins. Net income decreased by 46.6% in the first nine months of 2000 compared to the same period in 1999 due to (a) a decrease in comprehensive financing income mainly as a result of lower interest income, (b) an increase in income tax provisions due to a change in Mexican accounting principles and (c) a net loss of Ps.465 million attributable to equity in results of affiliates due principally to losses at ATL, CCPR and CompUSA. Our net income in the first nine months of 2000 was adversely affected by the results of certain subsidiaries and affiliates that were acquired during 2000. Giving pro forma effect to these acquisitions as if they had occurred on January 1, 2000, our net income for the first nine months of 2000 would have been significantly lower. See Note 6(b) to the Unaudited Interim Financial Statements.

Liquidity and Capital Resources

         We will need substantial amounts of capital to finance investments at Telcel and each of our international businesses. In addition, we may need capital to take advantage of new investment opportunities. These requirements will be met in part using the liquid assets we received in the Spin-off, which are sufficient to meet our budgeted capital needs over the period through the end of 2001. We also expect to rely on operating cash flows, particularly at Telcel, and on borrowings, particularly supplier credits.

         In the past, the capital requirements of Telcel were met to a substantial extent by funding supplied by its former parent company Telmex, but following the Spin-off, with the exception of certain transitional arrangements discussed below, Telmex will not provide further funding to Telcel. This should be kept in mind in using our historical financial performance to evaluate how we will meet our capital expenditure requirements.

     Capital requirements

         We have budgeted approximately U.S.$2.1 billion for the five quarters through December 31, 2001 to build out the network at Telcel. In addition, we have budgeted approximately U.S.$155 million for the same period to build out the cellular networks at Telgua, Conecel and some of our other subsidiaries and affiliates. In addition to the budgeted amounts, under the BCI-SBCI joint venture agreement we are required to provide U.S.$1.7 billion to Telecom Americas as the requirements of the joint venture arise and in any event no later than three years after closing. See "Joint Ventures and Investments--Telecom Americas" under Item 4. In addition to this amount, we have contractual commitments to make contributions of approximately U.S.$509 million to our international subsidiaries through the end of 2001. See "Capital Expenditures" under Item 4.

         We expect to have opportunities to invest in other telecommunications companies outside Mexico, especially in the United States and in Latin America, because we believe that the telecommunications sector will continue to be characterized by growth, technological change and consolidation. We may take advantage of these opportunities through Telecom Americas or through direct investments or other strategic alliances. Future international investments may involve substantial capital requirements. We can give no assurance as to the extent, timing or cost of such investments, and they may involve risks to which we have not previously been exposed.

         We may also use funds to pay dividends or to repurchase our shares. We have not, however, established a dividend policy, and we do not currently expect to engage in extensive share repurchases.

     Capital resources

         The assets we received in the Spin-off include approximately Ps.28.7 billion in liquid assets held by two finance subsidiaries of Telcel. Of this amount, Ps.17.1 billion is peso-denominated commercial paper of Telmex issued with a tenor of 28 days. We expect Telmex to repay this commercial paper before the end of 2001, but we will continue to roll it over until it is repaid. The balance consists of investments in a variety of money market instruments, of which 18.8% is denominated in pesos and the balance is denominated in U.S. dollars.

         The capital requirements of Telcel will be met in part from Telcel's operating cash flow. America Movil's resources provided by operating activities (which are primarily attributable to Telcel) were Ps.6,861 million in 1999 and Ps.2,844 million in the first nine months of 2000. Of our other operating subsidiaries, Telgua generates operating cash flows that will meet a material portion of its capital requirements. Conecel, Techtel, TracFone and Comm South do not generate enough operating cash flows to meet their capital requirements and will rely primarily or entirely on borrowings or on funding provided by America Movil.

         We expect to have access to supplier credits to finance part of the capital expenditure requirements at Telcel and at each of our international businesses. As described below, some of our international businesses have used guarantees of Telmex or Telcel to support their borrowings in the past, and we expect that guarantees of America Movil or Telcel may be necessary in the future. Following the Spin-off, with the exception of certain transitional arrangements described below, we do not expect that Telmex will continue to provide guarantees to support borrowings by us or our subsidiaries or joint ventures.

         If we seek to raise funds by issuing stock, our bylaws require that we issue stock of each class in the same proportion. This would limit our ability to issue more L Shares, which are the most liquid class of our stock, unless we issue more AA shares, which are an unlisted class of voting shares currently held only by Carso Global Telecom and SBC International, Inc. However, we have approximately 1.6 billion L Shares in treasury and could offer these shares to investors through the capital markets.

     Existing Indebtedness and Contingent Liabilities

         Telcel has relied on a syndicated credit facility entered into by Telmex to finance the purchase of equipment from Ericsson for the build-out of Telcel's cellular network. Under arrangements between Telcel and Telmex, each time Telmex makes a drawing under the facility to finance the purchase of equipment by Telcel, a matching obligation arises from Telcel to Telmex in the same amount and for the same tenor. A substantial portion of the outstanding amount Telcel owed to Telmex in connection with this arrangement was contributed by Telmex to a subsidiary of America Movil prior to the Spin-off, and has been eliminated in our consolidated balance sheet at September 30, 2000, reducing the amount of our indebtedness to Telmex to Ps.905 million at September 30, 2000.

         We have begun to negotiate a new credit agreement directly with the lenders to replace these arrangements, but until we can do so Telmex has agreed to maintain the arrangements in place. During this transition period, we are effectively borrowing from Telmex and paying interest to Telmex at a spread over the rates Telmex pays to its lenders. We have borrowed approximately U.S.$138 million under these arrangements.

         Our subsidiary Telgua has two principal outstanding credit facilities, both contracted in June 1999. One is a U.S.$60 million facility secured by a pledge of Telgua's receivables arising under interconnection agreements with foreign carriers. The other is a U.S.$80 million facility secured by a pledge of Telgua's 49% interest in the shares of the subsidiaries that provide value-added services. The remaining 51% is owned indirectly by America Movil. Under agreements intended to provide additional security to creditors under this facility, if the creditors were to exercise their remedies against the shares, they would have an option to sell the shares to Telmex. We expect to agree with Telmex that if the option is exercised, we will purchase the shares from Telmex. We will seek the consent of the creditors to transfer the obligations of Telmex under these agreements to America Movil or Telcel, but unanimous consent is required and there can be no assurance that it will be forthcoming.

         Our subsidiary that owns 95% of the shares of Telgua, America Central Tel, S.A. ("ACT," formerly Luca S.A.), is obligated to pay U.S.$350 million in October 2001 to a trustee on behalf of the Guatemalan government. This amount is the balance of the purchase price ACT agreed to pay for the shares of Telgua when Telgua was privatized in November 1998. The debt bears interest at LIBOR plus 3%, payable at maturity. The shares of Telgua are pledged to the trustee to secure the obligations of ACT. ACT also has U.S.$70 million outstanding under a floating rate promissory note maturing in April 2001. The promissory note is guaranteed by Telcel and Telmex. We will seek consent from the creditors under this promissory note to transfer the obligations of Telmex to America Movil or Telcel.

         Our subsidiary Sercom has U.S.$44 million outstanding under a U.S.$90 million floating rate credit facility maturing in September 2001. Sercom's obligations under the facility are guaranteed by Telcel.

         Our subsidiary Conecel currently has U.S.$7.74 million outstanding under a fixed-rate credit facility maturing in 2002, and it has supplier credits totaling U.S.$2.38 million. In addition, Conecel has outstanding U.S.$1.99 million principal amount of its 14% Notes due 2002. The balance of the Notes was purchased by a company controlled by Telmex in connection with the acquisition of Conecel and contributed to Conecel. Conecel has instructed the trustee under the Notes to cancel the Notes that Conecel currently holds.

         At September 30, 2000, all of America Movil's indebtedness was denominated in foreign currencies.

         At September 30, 2000, 72.8% of America Movil's debt obligations bore interest at floating rates. America Movil's weighted average cost of all borrowed funds in 1999 (including interest and reimbursement of certain lenders for Mexican taxes withheld) was approximately 10.7%.

         Telmex and SBCI have severally undertaken, for the benefit of creditors under a U.S.$521 million secured loan facility of ATL, to guarantee the obligations of certain shareholders of ATL under a capital contribution agreement and certain other agreements related to the loan facility. Telmex and other shareholders of ATL have also undertaken to provide a guarantee of a loan facility to be granted to ATL by the Brazilian development bank Banco de Desenvolvimento Economico e Social--BNDES. The obligations of Telmex in this respect will be limited to U.S.$100 million. We will seek consent from the creditors under these facilities to transfer the obligations of Telmex to America Movil or Telcel.

         We are a holding company, so we depend entirely on dividends and advances from our subsidiaries to pay dividends and to meet our obligations.

U.S. GAAP Reconciliation

         Net income under U.S. GAAP was Ps.1,966 million in 1997, Ps.2,969 million in 1998, Ps.2,668 million in 1999 and Ps.1,348 million for the first nine months of 2000, compared to Ps.2,261 million for the first nine months of 1999. Compared to Mexican GAAP, net income under U.S. GAAP was 25.7% lower in 1998, 38.2% lower in 1999 and 14.7% lower in the first nine months of 2000 compared to the same period in 1999.

         The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are the treatment of deferred income taxes and deferred employee profit sharing, the restatement of plant, property and equipment, pension plan costs, capitalization and depreciation of interest relating to assets under construction and the treatment of accrued vacation costs. For a discussion of these differences, see Note 19 to the Audited Financial Statements. Under Mexican Accounting Principles Bulletin D-4, which went into effect on January 1, 2000, the Company's deferred tax accounting under Mexican GAAP will be much closer to U.S. GAAP than in the past, resulting in a smaller U.S. GAAP difference. See "--Results of Operations--Income tax and employee profit-sharing."

Item 6.       Directors, Senior Management and Employees

Directors

         Management of our business is vested in our Board of Directors. Our bylaws provide for the Board of Directors to consist of at least five directors, and allow us to also appoint alternate directors. A majority of the directors and a majority of the alternate directors must be Mexican nationals and elected by Mexican shareholders. A majority of the holders of the AA Shares and A Shares voting together elect a majority of the directors and alternate directors, provided that any holder or group of holders of at least 10% of the total AA Shares and A Shares is entitled to name one such director. Two directors and two alternate directors, if any, are elected by a majority vote of the holders of L Shares. Each alternate director may attend meetings of the Board of Directors and vote in the absence of a corresponding director. Directors and alternate directors are elected at each annual ordinary general meeting of shareholders and each annual ordinary special meeting of holders of L Shares, and each serves until a successor is elected and takes office. In order to have a quorum for a meeting of the Board of Directors, a majority of those present must be Mexican nationals.

         The shareholders' meeting on September 25, 2000 established the Board of Directors with 11 directors elected by the AA Shares and A Shares voting together, two directors elected by the L Shares, and no alternate directors. Pursuant to the terms of the trust through which our controlling shareholders hold AA Shares, the Mexican controlling shareholders designated nine of the directors elected by the holders of AA Shares and A Shares, and SBC International, Inc. designated two of such directors. See "Major Shareholders" under Item 7.

         All of the current members of the Board of Directors were elected on September 25, 2000. Our bylaws provide that the members of the Board of Directors are appointed for terms of one year. Pursuant to Mexican law, members of the Board continue in their positions after the expiration of their terms if new members are not appointed. The names and positions of the current members of the Board, their dates of birth, and information on their principal business activities outside the Company are as follows:


Carlos Slim Helu                               Born:                      1940
Chairman and member of the                     First elected:             2000
Executive Committee                            Term expires:              2001
                                               Principal occupation:      Honorary chairman of the board of directors
                                                                          of Grupo Carso, S. A. de C.V.
                                               Other directorships:       Chairman of board of directors of Telmex

Daniel Hajj Aboumrad                           Born:                      1966
Director and member of the Executive           First elected:             2000
Committee                                      Term expires:              2001
                                               Principal occupation:      Chief executive officer of Telcel
                                               Other directorships:       Director of Carso Global Telecom and Grupo
                                                                          Carso, S. A. de C.V.

Jaime Chico Pardo                              Born:                      1950
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Chief executive officer of Telmex
                                               Other directorships:       Vice-chairman of the board of directors of
                                                                          Telmex

Humberto Gutierrez-Olvera Zubizarreta          Born:                      1941
Director and member of the Executive           First elected:             2000
Committee                                      Term expires:              2001
                                               Principal occupation:      Chief executive officer of Grupo Carso,
                                                                          S.A. de C.V.; chief executive officer of
                                                                          Grupo Condumex, S.A. de C.V.
                                               Other directorships:       Chairman of the board of directors of
                                                                          Empresas Frisco, S.A. de C.V. and
                                                                          Industrias Nacobre, S.A. de C.V.; director
                                                                          of Grupo Carso, S. A. de C.V., Grupo
                                                                          Financiero Inbursa, S.A. de C.V., Carso
                                                                          Global Telecom, S.A. de C.V. and
                                                                          Porcelanite, S.A. de C.V.

Alejandro Soberon Kuri                         Born:                      1960
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Chairman and chief executive officer of
                                                                          Corporacion Interamericana de
                                                                          Entretenimiento, S.A. de C.V.

Maria Asuncion Aramburuzabala L.               Born:                      1963
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Vice-president of the board of directors
                                                                          and member of the executive committee of
                                                                          Grupo Modelo, S.A. de C.V.

Rafael Robles Miaja                            Born:                      1965
Director and Secretary                         First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Partner, Franck, Galicia, Duclaud y Robles,
                                                                          S.C.

Drew Roy                                       Born:                      1946
Director and member of the Executive           First elected:             2000
Committee                                      Term expires:              2001
                                               Principal occupation:      President of international operations of
                                                                          SBC International, Inc.
                                               Other directorships:       Director of the Oklahoma State Chamber of
                                                                          Commerce and Industry

Royce S. Caldwell                              Born:                      1938
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Vice-chairman of the board of directors of
                                                                          SBC Communications Inc.

Claudio X. Gonzalez Laporte                    Born:                      1934
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Chief executive officer of Kimberly Clark
                                                                          de Mexico, S.A. de C.V.
                                               Other directorships:       Director of the Kimberly Clark Corporation,
                                                                          Kellog Company, IBM Latin America and Grupo
                                                                          Carso, S.A. de C.V.

David Ibarra Munoz                             Born:                      1930
Director                                       First elected:             2000
                                               Term expires:              2001
                                               Principal occupation:      Consultant to CEPAL and the United Nations
                                                                          Director of Grupo Dina, S.A. de C.V. and
                                               Other directorships:       Grupo Financiero Inbursa, S.A. de C.V.

Daniel Hajj Aboumrad is the son-in-law of Carlos Slim Helu.

Executive Committee

         Our bylaws provide that the Executive Committee may generally exercise the powers of the Board of Directors. In addition, the Board of Directors is required to consult the Executive Committee before deciding on certain matters set forth in the bylaws, and the Executive Committee must provide its views within 60 days following a request from the Board of Directors.

         The Executive Committee is elected from among the directors and alternate directors by a majority vote of the holders of A Shares. It comprises four members, as agreed to at the September 25, 2000 shareholders' meeting. The majority of its members must be of Mexican nationality and elected by Mexican shareholders. Our controlling shareholders have agreed that three members shall be named by the Mexican controlling shareholders, and one member by SBC International, Inc. See "Major Shareholders" under Item 7. The current members of the Executive Committee are Carlos Slim Helu, Humberto Gutierrez-Olvera Zubizarreta, and Daniel Hajj Aboumrad, all named by the Mexican controlling shareholders, and Mr. Drew Roy, named by SBC International, Inc.

Senior Management

         Daniel Hajj Aboumrad is the Chief Executive Officer of the Company. Since 1997, he has also served as the General Manager of Telcel. His prior positions include director of Telmex's Mexican subsidiaries, and chief executive officer of Hulera Euzkadi, S.A. de C.V. We expect that the other members of senior management of America Movil will be named in the coming months.

Statutory Auditors

         Under our bylaws, the holders of a majority of the outstanding AA Shares and A Shares voting together may elect one or more statutory auditors (comisarios) and corresponding alternate statutory auditors. Under the agreement governing the trust through which the AA Shares are held, the Mexican controlling shareholders and SBC International, Inc. are each entitled to name one statutory auditor. See "Major Shareholders" under Item 7. The primary role of the statutory auditors is to report to the holders of AA Shares and A Shares at the annual ordinary general meeting regarding the accuracy of the financial information presented to such holders by the Board of Directors. The statutory auditors are also authorized (i) to call ordinary or extraordinary general meetings, (ii) to place items on the agenda for meetings of shareholders or the Board of Directors, (iii) to attend meetings of shareholders or the Board of Directors and (iv) generally to monitor the affairs of the Company. The statutory auditors also receive monthly reports from the Board of Directors regarding material aspects of the Company's affairs, including the Company's financial condition. The current statutory auditor and alternate statutory auditor are:

Name                                                 Position
----                                                 --------

Francisco Alvarez del Campo                          Statutory Auditor

Agustin Aguilar Laurents                             Alternate Statutory Auditor

Compensation of Directors and Senior Management

         We have not paid any compensation to our directors and senior management since the establishment of America Movil in September 2000. The aggregate compensation paid to the senior management of Telcel in 1999 was approximately Ps.17 million.

         As of the date of this registration statement, we have not made provisions to provide pension, retirement or similar benefits for our directors and senior management.

Share Ownership

         Carlos Slim Helu and members of his immediate family may be deemed to have beneficial ownership of 1,944.2 million AA Shares, 46.0 million A Shares and 2,142.3 million L Shares (including shares owned by Carso Global Telecom, Grupo Carso, S. A. de C.V. and Grupo Financiero Inbursa, S.A. de C.V.). None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.


Employees

         The following table sets forth the number of employees and a breakdown of employees by main category of activity and geographic location as of the end of each year in the three-year period ended December 31, 1999 and the nine-month period ended September 30, 2000:


                                                                December 31,                      September 30,
                                                  -------------------------------------------------------------
                                                  1997              1998             1999              2000
                                                  ----------- ----------------- ---------------- --------------
Number of employees .........................     1,966            2,532             6,059            13,022
Category of activity
    Wireless...............................       1,966            2,532             5,218             8,397
    Fixed..................................          --               --               841             4,625
Geographic location

    Mexico.................................       1,966            2,532             4,510             6,081
    United States..........................          --               --               829             1,470
    Other Latin America....................          --               --               720             5,471

         As of September 30, 2000, the Progressive Union of Communication and Transport Workers of the Mexican Republic (Sindicato Progresista de Trabajadores de Comunicacion y Transporte de la Republica Mexicana, or the "Telcel Union") represented approximately 84% of the employees of Telcel. All management positions at Telcel are held by non-union employees. Salaries and certain benefits are renegotiated every year. In May 2000, Telcel and the Telcel Union agreed to a 12% nominal increase in basic wages, retroactive to March 2000.

         Under our labor agreements and Mexican labor law, we are obligated to pay seniority premiums to retiring employees and pension and death benefits to retired employees. Retirees will be entitled to receive pension increases whenever salary increases are granted to current employees.

         Our subsidiary Telgua has two active employee unions--the Telecommunications Union (Sindicato de las Telecomunicaciones y Similares), which had 408 members, representing 12% of Telgua's employees, at October 31, 2000 and the Telgua Workers Union (Sindicato de los Trabajadores de la Empresa TELGUA, S.A.), which had 280 members, representing 8.5% of Telgua's employees at October 31, 2000. All management positions at Telgua are held by non-union employees. Under Guatemalan law, Guatemalan companies are required to negotiate only with the largest of its employees' unions. In October 1999, Telgua and the Telecommunications Union agreed to a wage increase for administrative and operative personnel, effective December 1, 1999. Telgua's labor agreement with the Telecommunications Union expires in the third quarter of 2001, at which time Telgua expects to renegotiate its terms.

         Management considers its current relations with our workforce to be good.

Item 7.       Major Shareholders and Related Party Transactions

                               MAJOR SHAREHOLDERS

         The AA Shares represented 22.59% of the total capital stock and 90.43% of the full voting shares (AA shares and A Shares) at September 30, 2000. The AA Shares are held by a trust for the benefit of (a) a group of Mexican investors, who collectively own 67.55% of the AA Shares, and (b) SBC International, Inc. ("SBCI"), a subsidiary of the U.S. telecommunications company SBC Communications Inc., which owns 32.45% of the AA Shares. The Mexican investors include (a) Carso Global Telecom, S.A. de C.V. ("Carso Global Telecom"), which owned 59.53% of the AA Shares as of September 30, 2000, and (b) various other Mexican investors, who owned the remaining 8.02% of the AA Shares. Carso Global Telecom holds interests in the telecommunications sector and was spun off from Grupo Carso, S.A. de C.V. ("Grupo Carso") in 1996. Through its ownership of all the outstanding AA Shares, the trust owns a majority of America Movil's outstanding regular voting equity securities. Therefore, through the trust, Carso Global Telecom may be deemed to control America Movil. According to reports of beneficial ownership of Telmex shares filed with the Securities and Exchange Commission, Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa, S.A. ("Grupo Financiero Inbursa") are controlled by a trust for the benefit of Mr. Carlos Slim Helu and members of his immediate family.

         Under the trust through which the AA Shares are held, a beneficiary may transfer its AA Shares subject to certain rights of first refusal in favor of the other beneficiaries. The trust also provides that the trustee must vote the AA Shares as a block as instructed by a technical committee, except that the trustee must vote as instructed by the beneficiaries on the election of directors, alternate directors, members and alternate members of the executive committee and statutory auditors. The technical committee is controlled by the Mexican controlling shareholders, except that the votes of representatives of SBCI are required before the trustee may vote to approve dividends, to modify the Company's bylaws, to merge or liquidate the Company, to issue voting shares or to terminate the listing of the Company's shares on any stock exchange.

         The trust through which the AA Shares are held was originally established in 1990 to govern the ownership of shares representing voting control of Telmex. The trust continues to hold a majority of the voting shares of Telmex as well as the AA Shares of America Movil. The trust may be terminated by any party as of December 20, 2000, or jointly by the beneficiaries at any time. We currently expect that the strategic commitment of Carso Global Telecom and SBCI will continue, even if the trust is terminated.

         The following table identifies each owner of more than 5% of any class of the Company's shares at September 30, 2000. Except as described below, we are not aware of any holder of more than 5% of any class of the Company's shares.

                                                                           Amount Owned
Title of Class         Identity of Person or Group                     (millions of shares)      Percent of Class
--------------         ---------------------------                     --------------------      ----------------
AA Shares              Carso Global Telecom                                   1,944.2                   59.5%
AA Shares              SBCI                                                   1,059.8                   32.5
A Shares               Carso Global Telecom                                      46.0                   13.3
A Shares               Capital Group International, Inc.(1)                      22.8                    6.6
L Shares               Carso Global Telecom                                   2,003.0                   18.5
L Shares               Franklin Resources, Inc.(1)                              617.0                    5.7

-------------

(1) Derived from reports of beneficial ownership of Telmex shares filed with the Securities and Exchange Commission, adjusted to reflect the two-for-one stock split of the Telmex A Shares and L Shares effective February 1, 2000.

         Carlos Slim Helu and members of his immediate family may be deemed to have beneficial ownership of 1,944.2 million AA Shares, 46.0 million A Shares and 2,142.3 million L Shares (including shares owned by Carso Global Telecom, Grupo Carso and Grupo Financiero Inbursa). None of our other directors, alternate directors or executive officers is the beneficial owner of more than 1% of any class of our capital stock.

         Prior to the Share Distribution Date in connection with the Spin-off, which is expected to occur in December 2000, the Company's shares may only be owned and transferred together with Telmex shares of the corresponding class, and each Telmex ADS will represent the right to receive America Movil shares in addition to Telmex L shares. See "The Spin-off" under Item 4.

         On September 30, 2000, 86.9% of the outstanding L Shares were represented by Telmex L Share ADSs, each representing the right to receive 20 Telmex L Shares and 20 America Movil L Shares, and 99.9% of the Telmex L Share ADSs were held by 19,487 holders (including The Depositary Trust Company) with registered addresses in the United States. 8.0% of the A Shares were held in the form of Telmex A Share ADSs, each representing the right to receive one Telmex A Share and one America Movil A Share. Each A Share may be exchanged at the option of the holder for one L Share. As of the date of this registration statement, Telmex has established a "sponsored" ADS program in respect of its A Shares under which each Telmex A Share ADS represents 20 Telmex A Shares and 20 America Movil A Shares.

                           RELATED PARTY TRANSACTIONS

         Our transactions with affiliated parties are summarized in Note 14 to the Audited Financial Statements and Note 7 to the Unaudited Interim Financial Statements. As a result of the Spin-off, we will have additional transactions with affiliated parties that we did not have during the periods covered by the financial statements. The following discussion summarizes our transactions with Telmex and its subsidiaries and with other parties controlled by Grupo Carso, Carso Global Telecom or SBCI.

Transactions between America Movil and Telmex

         We have or will have a variety of contractual relationships with Telmex and its subsidiaries. These include agreements arising out of the Spin-off, certain transitional arrangements, and continuing commercial relationships.

     Implementation of the Spin-off

         The creation of America Movil and the transfer of assets and liabilities to America Movil was effected by the action of the extraordinary shareholders' meeting of Telmex on September 25, 2000. Neither we nor Telmex has made any promises to the other regarding the value of any of the assets we received in the Spin-off. Under the resolutions, America Movil is obligated to indemnify Telmex against any liability, expense, cost or contribution asserted against Telmex that arises out of the assets owned directly or indirectly by Sercotel, S.A. de C.V., the subsidiary whose shares were transferred to us in the Spin-off.

         We expect to enter into an agreement with Telmex to ensure that the purposes of the Spin-off are fully achieved. Among other things, this agreement will provide in general terms as follows:

          o America Movil agrees to indemnify Telmex against any loss or expense resulting from the assertion against Telmex of any liabilities or claims that were transferred to America Movil in the Spin-off or that relate to the businesses transferred to America Movil in the Spin-off.

          o Telmex agrees to indemnify America Movil against any loss or expense resulting from the assertion against America Movil of any liabilities or claims that were retained by Telmex in the Spin-off or that relate to the businesses retained by Telmex in the Spin-off.

          o The parties agree to cooperate in obtaining consents or approvals, giving notices or making filings, as may be required as a result of the Spin-off or in order to achieve the purposes of the Spin-off.

          o Each party agrees to provide the other with information required to prepare financial statements, tax returns, regulatory filings or submissions and for other specified purposes.

          o Each party agrees to maintain the confidentiality of any information concerning the other that it obtained prior to the Spin-off or that it obtains in connection with the implementation of the Spin-off.

          o Each party agrees that it will not take any action that could reasonably be expected to prevent the Spin-off from qualifying as tax-free under Mexican or U.S. federal tax laws.

          o Each party releases the other from certain claims arising prior to the Spin-off. Telmex makes no representations concerning the assets transferred directly or indirectly in the Spin-off.

          o With respect to the U.S.$80 million loan facility under which creditors of Telgua are entitled, upon default by Telgua, to foreclose on shares of certain subsidiaries and to sell those shares to Telmex at a price equal to the unpaid principal amount under the facility: (a) America Movil agrees to indemnify Telmex against any claim of creditors of Telgua, (b) if the Telgua creditors exercise their option to put subsidiary shares to Telmex, America Movil will immediately purchase those shares from Telmex at the same price plus a small percentage and (c) America Movil and Telmex agree to transfer these obligations to America Movil as soon as reasonably practicable. See "Liquidity and Capital Resources" under Item 5.

          o With respect to ATL's secured loan facility and the loan facility to be granted to ATL by the Brazilian development bank Banco de Desenvolvimento Economico e Social--BNDES: (a) America Movil will reimburse and indemnify Telmex against any claim of creditors of ATL, and (b) America Movil and Telmex agree to transfer these obligations to America Movil as soon as reasonably practicable. See "Liquidity and Capital Resources" under Item 5.

         We own Ps.17.1 billion of 28-day commercial paper of Telmex, which we received in the Spin-off to provide us with revenues to meet our capital requirements. We expect Telmex to repay this commercial paper before the end of 2001, but we will continue to roll it over until it is repaid.

     Transitional services

         America Movil and Telmex will enter into an agreement under which Telmex will provide certain services to America Movil on an interim basis while America Movil develops the personnel and systems necessary to provide these services itself. The services will generally be provided at a fixed periodic price based on the estimated cost of providing the services plus a percentage. They include legal, financial, administrative, accounting and investor relations services. We expect to be dependent on Telmex for these services for at least six months.

         Telcel has relied on a syndicated credit facility entered into by Telmex to finance the purchase of equipment from Ericsson for the build-out of its cellular network. Under arrangements between Telcel and Telmex, Telcel has effectively borrowed funds from Telmex and is paying interest to Telmex at a spread over the rates Telmex pays to its lenders. Telcel has borrowed approximately U.S.$138 million under this arrangement. See "Liquidity and Capital Resources--Existing Indebtedness and Contingent Liabilities" under Item 5.

     Continuing commercial relationships

         Because Telmex and Telcel provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of equipment on premises owned by Telmex; use by Telcel of Telmex's private circuits; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements which, for the most part, were in place prior to the Spin-off and will continue in effect without being significantly modified as a result of the Spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

         Telmex distributes Telcel handsets and prepaid cards on commercial terms similar to those given to other cellular distributors. See "Business of Telcel--Sales and Distribution" under Item 4.

     Contingent liabilities of Telmex

         Prior to the Spin-off, Telmex undertook contractual obligations under certain credit facilities to support certain of our subsidiaries and affiliates that were transferred to America Movil in the Spin-off. We and Telmex will seek consent from the creditors under these facilities to transfer the obligations of Telmex to America Movil or Telcel. We cannot assure you that the beneficiaries of these obligations will consent or know when they may do so. These commitments are described in "Liquidity and Capital Resources" under Item 5.

Transactions between America Movil and Other Affiliates

         America Movil owns 49% of the shares of CompUSA, and the other 51% is owned by Grupo Sanborns, which is under common control with our controlling shareholder Carso Global Telecom. America Movil expects to enter into a shareholders' agreement with Grupo Sanborns providing for board representation, rights to information, limited veto rights and restrictions on transfers of shares by either party. Until the agreement is concluded, America Movil has no contractual right to influence the management of CompUSA, to receive information concerning its operations and financial condition, or to prevent Grupo Sanborns from transferring its majority interest to another party.

         Telcel purchases materials or services from a variety of companies that are under common control with our controlling shareholder Carso Global Telecom. These include insurance and banking services provided by Grupo Financiero Inbursa and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if our affiliates ceased to provide them on competitive terms.

Item 8.       Financial Information

         See "Item 18--Financial Statements" and pages F-1 through F-62.

Item 9.       The Offer and Listing

                            DESCRIPTION OF SECURITIES

         Our capital stock comprises Series AA Shares, without par value, Series A Shares, without par value and Series L Shares, without par value. Each AA Share or A Share entitles the holder thereof to one vote at meetings of the shareholders of the Company. The holder of an L Share may vote only in limited circumstances as described under "Additional Information--Memorandum and Articles of Association--Voting Rights." The rights of holders of all series of capital stock are otherwise identical except for limitations on non-Mexican ownership of AA Shares. See "Additional Information--Memorandum and Articles of Association--Limitations on Share Ownership." All of the outstanding shares are fully paid and non-assessable.

         Each AA Share or A Share may be exchanged at the option of the holder for one L Share, provided that the AA Shares may never represent less than 20% of the outstanding capital stock of the Company or less than 51% of the combined AA Shares and A Shares.

         Beginning on January 2, 2001 and concluding January 31, 2001, each L Share may be exchanged at the option of the holder for one AA Share, subject to limitations on non-Mexican ownership of AA Shares, provided that the AA Shares and A Shares together may never represent more than 51% of the outstanding capital stock of the Company.

         Morgan Guaranty Trust Company of New York, as Depositary, will issue L Share ADSs, each representing 20 L Shares, and A Share ADSs each representing 20 A Shares. See "Description of American Depositary Shares" under Item 12.

                                 TRADING MARKETS

         As of the date of this registration statement, there is no trading market for the America Movil shares or ADSs and there can be no assurances as to the establishment or continuity of any such market. We expect that our shares and ADSs will be listed or quoted on the following markets:

          L Shares..............................   Mexican Stock Exchange--Mexico City
                                                   Mercado de Valores Latinoamericanos en Euros (LATIBEX)--Madrid,
                                                   Spain

          L Share ADSs..........................   New York Stock Exchange--New York
                                                   Frankfurt Stock Exchange--Frankfurt

          A Shares..............................   Mexican Stock Exchange--Mexico City

          A Share ADSs..........................   NASDAQ National Market System--New York

         Listing or quotation on these markets requires approval from the relevant authorities, and as of the date of this registration statement we have not yet received approval from any of them. We expect trading of our shares and our L Share ADSs to begin in December 2000, but there can be no assurance that there will be no delay in the commencement of trading. We cannot predict the prices at which the shares and ADSs will trade.

                      TRADING ON THE MEXICAN STOCK EXCHANGE

         The Bolsa Mexicana de Valores, S.A. de C. V. (the "Mexican Stock Exchange"), located in Mexico City, is the only stock exchange in Mexico. Founded in 1907, it is organized as a corporation whose shares are held by 30 brokerage firms, which are exclusively authorized to trade on the Exchange. Trading on the Mexican Stock Exchange takes place principally on the Exchange through automated systems, which is open between the hours of 8:30 a.m. and 3:00 p.m. Mexico City time, each business day. Trades in securities listed on the Mexican Stock Exchange can also be effected off the Exchange. The Mexican Stock Exchange operates a system of automatic suspension of trading in shares of a particular issuer as a means of controlling excessive price volatility, but under current regulations this system does not apply to securities such as the A Shares or the L Shares that are directly or indirectly (for example, through ADSs) quoted on a stock exchange (including for these purposes NASDAQ) outside Mexico.

         Settlement is effected two business days after a share transaction on the Mexican Stock Exchange. Deferred settlement, even by mutual agreement, is not permitted without the approval of the Mexican National Securities Commission. Most securities traded on the Mexican Stock Exchange, including those of America Movil, are on deposit with Institucion para el Deposito de Valores, S.A. de C.V. (Indeval), a privately owned securities depositary that acts as a clearinghouse for Mexican Stock Exchange transactions.

Item 10.      Additional Information

                                  SHARE CAPITAL

         The shares of America Movil were authorized and issued pursuant to the Telmex shareholders' meeting on September 25, 2000 approving the Spin-off. See "The Spin-off" under Item 4. As of the date of this registration statement, the capital structure of America Movil is as follows:


                                                Number of Shares   Percentage of   Percentage of
Class                                              (millions)        Capital         Voting(1)
-----                                           ----------------- --------------- --------------
L Shares (no par value)(2)...............              10,872.7          75.1%             --
AA Shares (no par value).................               3,266.2          22.5             90.4%
A Shares (no par value)..................                 345.6           2.4              9.6
                                                ---------------   -----------      -----------
        Total............................              14,484.5         100.0%           100.0%
                                                ===============   ===========      ===========

------------
(1)  Except on limited matters for which L Shares have voting rights.
(2) Excluding approximately 1,631 million L Shares held by America Movil in treasury.

                                     BYLAWS

         Set forth below is a brief summary of certain significant provisions of our bylaws and Mexican law. This description does not purport to be complete and is qualified by reference to our bylaws, which have been filed as an exhibit to this registration statement. For a description of the provisions of our bylaws relating to our Board of Directors, Executive Committee and statutory auditors, see Item 6.

Organization and Register

         America Movil is a sociedad anonima de capital variable organized in Mexico under the Mexican Companies Law (Ley General de Sociedades Mercantiles). The Company was registered in the Public Registry of Commerce of Mexico City on October 13, 2000 under the number 263770.

Voting Rights

         Each AA Share and A Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company. Each L Share entitles the holder to one vote at any meeting at which holders of L Shares are entitled to vote. Holders of L Shares are entitled to vote only to elect two members of the Board of Directors and the corresponding alternate directors and on the following matters:

          o the transformation of America Movil from one type of company to another,

          o any merger in which America Movil is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of America Movil,

          o    the extension of America Movil's corporate life,

          o    the voluntary dissolution of America Movil,

          o    a change in the corporate purpose of America Movil,

          o    a change in America Movil's state of incorporation,

          o removal of the America Movil Shares from the listing on the Mexican Stock Exchange or any foreign stock exchange, and

          o any action that would prejudice the rights of holders of L Shares and not prejudice the other classes of shares similarly.

         A resolution on any of the specified matters requires the vote of a majority of all the capital stock and a majority of the AA Shares and the A Shares voting together.

         Under Mexican law, holders of shares of any series are also entitled to vote as a class on any action that would prejudice the rights of holders of shares of such series but not rights of holders of shares or other series, and a holder of shares of such series would be entitled to judicial relief against any such action taken without such a vote. The determination whether an action requires a class vote on these grounds would initially be made by the Board of Directors or other party calling for shareholder action. A negative determination would be subject to judicial challenge by an affected shareholder, and the necessity for a class vote would ultimately be determined by a court. There are no other procedures for determining whether a proposed shareholder action requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

Shareholders' Meetings

         General shareholders' meetings may be ordinary meetings or extraordinary meetings. Extraordinary general meetings are those called to consider certain matters specified in Article 182 of the Mexican Companies Law, including, principally, amendments of the bylaws, liquidation, merger and transformation from one type of company to another, as well as to consider the removal of the Company's shares from listing on the Mexican Stock Exchange or any foreign stock exchange. General meetings called to consider all other matters are ordinary meetings. The two directors elected by the holders of L Shares are elected at a special meeting of holders of L Shares. All other matters on which holders of L Shares are entitled to vote would be considered at an extraordinary general meeting. Holders of L Shares are not entitled to attend or address meetings of shareholders at which they are not entitled to vote.

         A special meeting of the holders of L Shares must be held each year for the election of directors. An ordinary general meeting of the holders of AA Shares and A Shares must be held each year to consider the approval of the financial statements for the preceding fiscal year, to elect directors and statutory auditors and to determine the allocation of the profits of the preceding year.

         The quorum for an ordinary general meeting of the AA Shares and A Shares is 50% of such shares, and action may be taken by a majority of the shares present. If a quorum is not available, a second meeting may be called at which action may be taken by a majority of the AA Shares and A Shares present, regardless of the number of such shares. Special meetings of holders of L Shares are governed by the same rules applicable to ordinary general meetings of holders of AA Shares and A Shares. The quorum for an extraordinary general meeting at which holders of L Shares may not vote is 75% of the AA shares and A Shares, and the quorum for an extraordinary general meeting at which holders of L Shares are entitled to vote is 75% of the outstanding capital stock. If a quorum is not available in either case, a second meeting may be called and action may be taken, provided a majority of the shares entitled to vote is present. Whether on first or second call, actions at an extraordinary general meeting may be taken by a majority vote of the AA Shares and A Shares outstanding and, on matters which holders of L Shares are entitled to vote, a majority vote of all the capital stock.

         Holders of 33% of the Company's outstanding capital stock may have any shareholder action set aside by filing a complaint with a court of law within 15 days after the close of the meeting at which such action was taken and showing that the challenged action violates Mexican law or the Company's bylaws. In addition, any holder of the Company's capital stock may bring an action at any time within five years challenging any shareholder action. Relief under these provisions is only available to holders (i) who were entitled to vote on, or whose rights as shareholders were adversely affected by, the challenged Shareholder action and (ii) whose shares were not represented when the action was taken or, if represented, were voted against it.

         Shareholders' meetings may be called by the Board of Directors, the statutory auditors or a court. The Board of Directors or the statutory auditors may be required to call a meeting of shareholders by the holders or 33% of the AA Shares and A Shares or, in the case of a meeting at which holders of L Shares are entitled to vote, by the holders of 33% of the outstanding capital stock. Notice of meetings must be published in the Diario Oficial de la Federacion or a newspaper of general circulation in Mexico City at least fifteen days prior to the meeting. In order to attend a meeting, shareholders must deposit their shares with the Company at its office in Mexico City, with a Mexican or foreign banking institution or with a Mexican exchange broker. If so entitled to attend the meeting, a shareholder may be represented by proxy.

Dividend Rights

         At the annual ordinary general meeting of holders of AA Shares and A Shares, the Board of Directors submits the financial statements of the Company for the previous fiscal year, together with a report thereon by the Board, to the holders of AA Shares and A Shares for approval. The holders of AA Shares and A Shares, once they have approved the financial statements, determine the allocation of the Company's net profits for the preceding year. They are required by law to allocate 5% of such net profits to a legal reserve, which is not thereafter available for distribution except as a stock dividend, until the amount of the legal reserve equals 20% of the Company's historical capital stock (before effect of restatement). The remainder of net profits is available for distribution.

         All Shares outstanding at the time a dividend or other distribution is declared are entitled to share in such dividend or other distribution, subject to certain preferential rights of the L Shares. See "--Preferential Rights of L Shares."

Preferential Rights of L Shares

         Holders of L Shares are entitled to receive a cumulative preferred annual dividend of 0.00125 Mexican pesos per share before any dividends are payable in respect of any other class of America Movil capital stock. If we pay dividends with respect to any fiscal year in addition to the L Share preferred dividend, such dividends must be allocated (i) first, to the payment of dividends with respect to the A Share and AA Shares, in an equal amount per share, up to the amount of the L Share Preferred Dividend, and (ii) second, to the payment of dividends with respect to all classes of America Movil Shares such that the dividend per share is equal.

         Upon liquidation of America Movil, holders of L Shares will be entitled to a liquidation preference equal to (i) accrued but unpaid L Share preferred dividends plus (ii) 0.025 Mexican pesos per share (representing the capital attributable to such shares as set forth in America Movil's bylaws) before any distribution is made in respect of our other capital stock in accordance with
Article 113 of the Mexican Companies Law. Following payment in full of any such amount, holders of AA and A Shares are entitled to receive, if available, an amount per share equal to the liquidation preference paid per L Share. Following payment in full of the foregoing amounts, all Shareholders share equally, on a per share basis, in any remaining amounts payable in respect of America Movil's capital stock.

Limitation on Capital Increases

         Our bylaws require that any capital increase be represented by new shares of each series in proportion to the number of shares of each series outstanding.

Pre-emptive Rights

         In the event of a capital increase, a holder of existing shares of a given series has a preferential right to subscribe for a sufficient number of shares of the same series to maintain the holder's existing proportionate holdings of shares of that series. Pre-emptive rights must be exercised within 15 days following the publication of notice of the capital increase in the Diario Oficial de la Federacion and a newspaper of general circulation in Mexico City. Under Mexican law, pre-emptive rights cannot be represented by an instrument that is negotiable separately from the corresponding share.

Limitations on Share Ownership

         Ownership by non-Mexicans of shares of Mexican enterprises in certain economic sectors, including telephone services, is regulated by the 1993 Foreign Investment Law (the "Foreign Investment Law") and the 1998 Regulations (the "Regulations"). The National Commission on Foreign Investment (the "Foreign Investment Commission") is responsible for administration of the Foreign Investment Law and Regulations. In order to comply with restrictions on the percentage of their capital stock that may be owned by non-Mexican investors, Mexican companies typically limit particular classes of their stock to Mexican ownership. Under the Foreign Investment Law, a trust for the benefit of one or more non-Mexican investors may qualify as Mexican if the trust meets certain conditions that will generally ensure that the non-Mexican investors do not determine how the shares are voted.

         Non-Mexican investors are not permitted to own more than 49% of the capital stock of a Mexican corporation engaged in the telephone business. Pursuant to a decision of the Foreign Investment Commission dated August 10, 1990, the L Shares of Telmex, because of their limited voting rights, are not taken into account in determining compliance with this restriction and accordingly are not subject to Mexican ownership restrictions. This decision is expected to be renewed with respect to America Movil's L Shares. The A Shares, which represented 9.78% of the combined AA Shares and A Shares at September 30, 2000, are also unrestricted. The AA Shares, however, which must always represent at least 51% of the combined AA Shares and A Shares, may be owned only by holders that qualify as Mexican investors as defined in the Foreign Investment Law and our bylaws. A holder that acquires AA Shares in violation of the restrictions on non-Mexican ownership will have none of the rights of a shareholder with respect to those AA Shares.

         As a consequence of these limitations, non-Mexican investors cannot under Mexican law own AA Shares except through trusts that effectively neutralize the votes of non-Mexican investors. The Controlling Shareholders own the AA Shares through a trust that has been approved by the Foreign Investment Commission for this purpose.

         Pursuant to the Foreign Investment Law and Regulations, we have applied to register any foreign owner of our shares, and the depositary with respect to the ADSs representing our shares, with the National Registry of Foreign Investment.

         In addition, pursuant to the Foreign Investment Law and Regulations, our Mexican shareholders retain the power to determine our administrative control and management.

         Foreign states are prohibited under the General Communications Law from directly or indirectly owning shares of America Movil. The Telecommunications Regulations provide, however, that foreign state-owned enterprises organized as separate entities with their own assets may own minority interests in America Movil or any number of shares with limited voting rights. Ownership of A Shares or L Shares by such foreign state-owned companies, or by pension or retirement funds organized for the benefit of employees of state, municipal or other governmental agencies, will not be considered direct or indirect ownership by foreign states for the purposes of the General Communications Law.

Restrictions on Certain Transactions

         Our bylaws provide that any transfer of more than 10% of the combined A Shares and AA Shares, effected in one or more transactions by any person or group of persons acting in concert, requires prior approval by our Board of Directors.

Other Provisions

         Variable capital. The Company is permitted to issue shares constituting fixed capital and L Shares constituting variable capital. All of the outstanding shares of capital stock of the Company constitute fixed capital. The issuance of variable-capital L Shares, unlike the issuance of fixed-capital L Shares, does not require an amendment of the bylaws, although it does require a majority vote of the AA Shares and the A Shares. Under Mexican law and our bylaws, if the Company issued variable-capital L Shares, any holder of such shares would be entitled to redeem them at the holder's option at any time at a redemption price equal to the lower of (i) 95% of the average market value of such shares on the Mexican Stock Exchange for 30 trading days preceding the date on which the exercise of the option is effective and (ii) the book value of such shares at the end of the fiscal year in which the exercise of the option is effective. If the option is exercised during the first three quarters of a fiscal year, it is effective at the end of the next succeeding fiscal year. The redemption price would be payable following the annual ordinary general meeting of holders of AA Shares and A Shares at which the relevant annual financial statements were approved.

         Forfeiture of shares. As required by Mexican law, our bylaws provide that "any alien who at the time of incorporation or at any time thereafter acquires an interest or participation in the capital of the corporation shall be considered, by virtue thereof, as Mexican in respect thereof and shall be deemed to have agreed not to invoke the protection of his own government, under penalty, in case of breach of such agreement, of forfeiture to the nation of such interest or participation." Under this provision a non-Mexican shareholder is deemed to have agreed not to invoke the protection of his own government by asking such government to interpose a diplomatic claim against the Mexican government with respect to the shareholder's rights as a shareholder, but is not deemed to have waived any other rights it may have, including any rights under the U.S. securities laws, with respect to its investment in the Company. If the shareholder invokes such governmental protection in violation of this agreement, its shares could be forfeited to the Mexican government. Mexican law requires that such a provision be included in the bylaws of all Mexican corporations unless such bylaws prohibit ownership of shares by non-Mexican persons.

         Exclusive jurisdiction. Our bylaws provide that legal actions relating to the execution, interpretation or performance of the bylaws shall be brought only in Mexican courts.

         Duration. The Company's existence under the bylaws continues indefinitely.

         Purchase by the Company of its shares. According to the bylaws, the Company may repurchase its shares on the Mexican Stock Exchange at any time at the then prevailing market price. Any such repurchase must be approved by the Board of Directors, and the amount of shares to be repurchased must be approved by the general ordinary shareholders meeting. In the event of any such repurchase, the capital stock of the Company is reduced automatically in an amount equal to the assumed par value of each repurchased L Share (determined by dividing the outstanding capital stock of the Company by the number of shares outstanding immediately prior to such repurchase); if the purchase price of such shares exceeds the assumed par value, the difference is charged against amounts allocated from net earnings to a special reserve created for the repurchase of shares. Repurchased L Shares are held by the Company as treasury stock, pending future sales thereof on the Mexican Stock Exchange or cancellation. The capital stock of the Company is automatically increased upon the resale of such shares in an amount equal to their assumed par value; any excess amount is allocated to the special reserve referred to above. The economic and voting rights corresponding to repurchased L Shares may not be exercised during the period in which such shares are owned by the Company, and such shares are not deemed to be outstanding for purposes of calculating any quorum or vote at any shareholders' meeting during such period.

         Conflict of interest. A shareholder that votes on a business transaction in which its interest conflicts with that of the Company may be liable for damages, but only if the transaction would not have been approved without its vote.

         Appraisal rights. Whenever the shareholders approve a change of corporate purposes, change of nationality of the corporation or transformation from one type of company to another, any shareholder entitled to vote on such change that has voted against it may withdraw from the Company and receive the book value attributable to its shares, provided it exercises its right within 15 days following the adjournment of the meeting at which the change was approved.

                                CERTAIN CONTRACTS

         Telcel has entered into concession agreements with the Mexican Communications Ministry, with respect to its Band B and Band D licenses in each of the nine regions in Mexico. See "Business of Telcel--Regulation" under Item
4. A number of our subsidiaries and affiliates have also entered into telecommunications concession agreements with regulatory authorities in the countries in which they operate. See "Subsidiaries" and "Joint Ventures and Investments" under Item 4.

         We have entered into an agreement with BCI and SBCI providing for the formation of a joint venture company that will serve as the parties' principal vehicle for expansion in Latin America. See "Joint Ventures and Investments--Telecom Americas" under Item 4.

         Our agreements with related parties are described in "Related Party Transactions" under Item 7.

                                LEGAL PROCEEDINGS

Telcel

         In November 1995, Telcel's cellular competitor Grupo Iusacell, S.A. de C.V. ("Iusacell") commenced proceedings against Telmex and Telcel before the Competition Commission, claiming that Telmex engaged in anti-competitive practices such as cross-subsidization, predatory pricing and discrimination in access for the benefit of Telcel. In the petition, Iusacell requested that the Competition Commission impose sanctions against Telmex, including fines, an order requiring Telmex to sell Telcel and an order nullifying certain provisions in the interconnection agreement between Iusacell and Telmex. Telmex and Telcel are contesting these claims on the basis that their behavior has not been anti-competitive. If the Competition Commission were to find against Telmex and Telcel in this proceeding, Iusacell could seek damages in a separate proceeding against Telcel. We consider the likelihood of damages being awarded against Telcel to be remote.

Telgua

         The Guatemalan government has commenced certain proceedings against our subsidiary Telgua. See "Subsidiaries--Telgua" under Item 4. In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones ("Guatel"), a Guatemalan state agency that conducted the privatization of Telgua. The declarations state that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the privatization. Telgua was formally notified of these proceedings on October 6, 2000. We are contesting the proceedings and expect that we will have an opportunity to be heard. Although we do not currently expect that the judicial proceeding will ultimately have consequences that are materially adverse to the Company's interests, we are unable to predict the outcome of the proceedings. If the government ultimately prevails and pursues the most aggressive remedies, we may be required to transfer our interest in Telgua to Guatel or another agency of the Guatemalan government.

CompUSA

         In January 2000, COC Services Ltd. ("CSL") filed a lawsuit against our affiliate CompUSA in the District Court of Dallas County, Texas asserting various contractual and tort claims against CompUSA arising out of a letter of intent concerning franchise retail stores in Mexico. See "Joint Ventures and Investments--CompUSA" under Item 4. The lawsuit also asserts claims against other defendants, including Grupo Carso, Sanborns and Carlos Slim Helu. CSL requests U.S.$150,000,000 from CompUSA in actual damages for the breach of contract, tortious interference and conspiracy claims and U.S.$2,000,000 in damages for the fraud claim, as well as U.S.$300,000,000 in exemplary damages. CSL also seeks to recover interest, attorneys' fees and court costs. CompUSA and the other defendants filed motions seeking summary judgment on all claims against them, but these motions were denied on December 1, 2000. Trial is expected to begin on January 16, 2001. Although it is not possible to assess the outcome of this litigation at present, CompUSA has advised us that it intends to defend vigorously against the claims in this lawsuit.

                                EXCHANGE CONTROLS

         Mexico has had a free market for foreign exchange since 1991, and the government has allowed the peso to float freely against the U.S. dollar since December 1994. There can be no assurance that the government will maintain its current foreign exchange policies. See "Exchange Rate Information" under Item 3.

                           DIVIDENDS AND PAYING AGENTS

         The Company has not yet established procedures for the payment of dividends, and has not appointed any financial institution to act as paying agent for the payment of dividends. No procedures have been put into place to allow non-resident holders to claim dividends.

                                    TAXATION

         The following summary contains a description of certain Mexican federal and U.S. federal income tax consequences of the acquisition, ownership and disposition of L Shares, A Shares (together with L Shares, "Shares"), L Share ADSs, or A Share ADSs (together with L Share ADSs, "ADSs"), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase or hold Shares or ADSs.

         The Convention for the Avoidance of Double Taxation and a Protocol thereto (the "Tax Treaty") between the United States and Mexico entered into force on January 1, 1994. The United States and Mexico have also entered into an agreement concerning the exchange of information with respect to tax matters.

         The summary is based upon tax laws of Mexico and the United States as in effect on the date of this registration statement including the Tax Treaty, which are subject to change, including changes that may have retroactive effect. Holders of Shares or ADSs should consult their own tax advisers as to the Mexican, U.S. or other tax consequences of the purchase, ownership and disposition of Shares or ADSs, including, in particular, the effect of any foreign, state or local tax laws.

Mexican Tax Considerations

         The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the "Mexican Income Tax Law") and rules and regulations thereunder, as currently in effect, of an investment in Shares or ADSs by a holder that is not a resident of Mexico and that will not hold Shares or ADSs or a beneficial interest therein in connection with the conduct of a trade or business through a permanent establishment or fixed base in Mexico.

         For purposes of Mexican taxation, a natural person is a resident of Mexico for tax purposes if he has established his home in Mexico, unless he has resided in another country for more than 183 days, whether consecutive or not, in any one calendar year and can demonstrate that he has become a resident of that country for tax purposes, and a legal entity is a resident of Mexico if it was incorporated in Mexico or maintains the principal administration of its business or the effective location of its management in Mexico. A Mexican citizen is presumed to be a resident of Mexico unless such person can demonstrate the contrary. If a non-resident of Mexico is deemed to have a permanent establishment or fixed base in Mexico for tax purposes, all income attributable to such permanent establishment or fixed base will be subject to Mexican taxes, in accordance with applicable laws.

     Tax Treaties

         Provisions of the Tax Treaty that may affect the taxation of certain U.S. holders are summarized below. The United States and Mexico have also entered into an agreement that covers the exchange of information with respect to tax matters.

         Mexico has also entered into and is negotiating several other tax treaties that may reduce the amount of Mexican withholding tax to which payment of dividends on Shares or ADSs may be subject. Holders of Shares or ADSs should consult their own tax advisors as to the tax consequences, if any, of such treaties.

         Under the Mexican Income Tax Law, in order for any benefits from the Tax Treaty or any other tax treaties to be applicable, residence for tax purposes must be demonstrated.

     Payment of Dividends

         Under the Mexican Income Tax Law, dividends, either in cash or in kind, paid with respect to Shares represented by ADSs will be subject to 5% Mexican withholding tax based on the amount of the distributed dividend, multiplied by a factor of 1.5385, which produces a net tax effect of approximately 7.7%. In accordance with rules issued by the Ministry of Finance and Public Credit, the applicable factor is 1.515 for profits resulting from the previous net tax profit account (cuenta de utilidad fiscal neta or CUFIN) at December 31, 1999. A Mexican corporation will not be subject to any tax if the amount maintained in its previous net reinvested tax profit account (cuenta de utilidad fiscal neta reinvertida or CUFINRE, required for corporations that have elected to defer a portion of their income taxes) and CUFIN exceeds the dividend payment to be made. However, corporations that have elected to defer their income taxes are required to pay such deferred taxes by applying the rate of 5% to the amount of the dividend multiplied by a factor of 1.5385. Mexican corporations must first exhaust the balance in their CUFINRE before they can utilize CUFIN balances.

         If we pay a dividend in an amount greater than our CUFINRE and CUFIN balance (which may occur in a year when net profits exceed the balance in such accounts), then we are required to pay a 35% income tax on an amount equal to the product of (i) the portion of the grossed-up amount which exceeds such balance times (ii) 1.5385. A portion of Telmex's CUFINRE and CUFIN balance was allocated to America Movil in the Spin-off.

     Taxation of Dispositions

         The sale or other disposition of ADSs by a non-resident holder will not be subject to Mexican tax. Deposits of Shares in exchange for ADSs and withdrawals of Shares in exchange for ADSs will not give rise to Mexican tax or transfer duties.

         The sale of Shares by a non-resident holder will not be subject to any Mexican tax if the transaction is carried out through the Mexican Stock Exchange or other securities markets approved by the Mexican Ministry of Finance. Sales or other dispositions of Shares made in other circumstances generally would be subject to Mexican tax, regardless of the nationality or residence of the transferor.

         Under the Mexican Income Tax Law, gains realized by a nonresident holder of Shares on the sale or disposition of Shares not conducted through a recognized stock exchange generally are subject to a Mexican tax at a rate of 20% of the gross sale price. However, if the holder is a resident of a country which is not considered to be a low tax rate country (by reference to a list of low rate countries published by the Mexican Ministry of Finance and Public Credit), the holder may elect to designate a resident of Mexico as its representative, in which case taxes would be payable at a 40% rate on the gain on such disposition of Shares.

         Pursuant to the Tax Treaty, gains realized by qualifying U.S. holders from the sale or other disposition of Shares, even if the sale is not conducted through a recognized stock exchange, will not be subject to Mexican income tax except that Mexican taxes may apply if: (i) 50% or more of the assets of America Movil consist of fixed assets situated in Mexico, (ii) such U.S. holder owned 25% or more of the shares representing our capital stock (including ADSs), directly or indirectly, during the 12-month period preceding such disposition, or (iii) the gain is attributable to a permanent establishment or fixed base of the U.S. holder in Mexico.

     Other Mexican Taxes

         A non-resident holder will not be liable for estate, inheritance or similar taxes with respect to its holdings of Shares or ADSs; provided, however, that gratuitous transfers of Shares may in certain circumstances result in imposition of a Mexican tax upon the recipient. There are no Mexican stamp, issue registration or similar taxes payable by a non-resident holder with respect to Shares or ADSs.

U.S. Federal Income Tax Considerations

         The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the acquisition, ownership and disposition of Shares or ADSs. The summary does not purport to be a comprehensive description of all of the tax consequences of the acquisition, ownership or disposition of Shares or ADSs. The summary applies only to U.S. holders that will hold their Shares or ADSs as capital assets and does not apply to special classes of U.S. holders such as dealers in securities or currencies, holders with a functional currency other than the U.S. dollar, holders of 10% or more of the voting shares of the Company (whether held directly or through ADSs or both), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders electing to account for their investment in their Shares or ADSs on a mark-to-market basis, and persons holding their shares or ADSs in a hedging transaction or as part of a straddle or conversion transaction.

         For purposes of this discussion, a "U.S. holder" is a holder of Shares or ADSs that is (i) a citizen or resident of the United States of America, (ii) a corporation organized under the laws of the United States of America or any state thereof, or (iii) otherwise subject to U.S. federal income taxation on a net income basis with respect to the Shares or ADSs.

         Each U.S. holder should consult such holder's own tax advisor concerning the overall tax consequences to it of the ownership or disposition of Shares or ADSs that may arise under foreign, state and local laws.

     Treatment of ADSs

         In general, a U.S. holder of ADSs will be treated as the owner of the Shares represented by those ADSs for U.S. federal income tax purposes. Deposits or withdrawals of Shares by U.S. holders in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes. U.S. holders that withdraw any Shares should consult their own tax advisors regarding the treatment of any foreign currency gain or loss on any pesos received in respect of such Shares.

     Taxation of Distributions

         In general, the gross amount of any distributions (including any amounts withheld in respect of Mexican withholding tax) paid out of the Company's current or accumulated earnings and profits (including earnings and profits that accrued to Telmex and were attributed to the Company in connection with the Spin-off) with respect to Shares or ADSs ("dividends") will be includible in the gross income of a U.S. holder as ordinary income on the day on which the dividends are received by the U.S. holder in the case of Shares or by the depositary in the case of ADSs. Dividends will be paid in pesos and will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day that they are received by the U.S. holder in the case of Shares or by the depositary in the case of ADSs. U.S. holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any pesos received by a U.S. holder or depositary that are converted into U.S. dollars on a date subsequent to receipt. Dividends paid by the Company will not be eligible for the dividends-received deduction allowed to corporations under the U.S. Internal Revenue Code of 1986, as amended (the "Code").

         Distributions of additional Shares or ADSs to U.S. holders with respect to their Shares or ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to U.S. federal income tax.

         Dividends paid on Shares or ADSs generally will be treated for U.S. foreign tax credit purposes as foreign source passive income, or, in the case of certain U.S. holders, as foreign source financial services income. The Mexican withholding tax that is imposed on such dividends will be treated as a foreign income tax eligible, subject to generally applicable limitations and conditions under U.S. federal income tax law, for credit against a U.S. holder's U.S. federal income tax liability or, at the U.S. holder's election, for deduction from gross income in computing the U.S. holder's taxable income.

         The calculation and availability of foreign tax credits and, in the case of a U.S. holder that elects to deduct foreign taxes, the availability of deductions, involves the application of rules that depend on a U.S. holder's particular circumstances. U.S. holders should consult their own tax advisors regarding the availability of foreign tax credits.

         Under certain U.S. Treasury Department guidance, foreign tax credits will not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. holder's expected economic profit, after non-U.S. taxes, is insubstantial. U.S. holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances.

     Taxation of Dispositions

         A U.S. holder will recognize gain or loss on the sale or other disposition of the Shares or ADSs in an amount equal to the difference between the U.S. holder's basis in such Shares or ADSs (in U.S. dollars) and the amount realized on the disposition (in U.S. dollars, determined at the spot rate on the date of disposition if the amount realized is denominated in a foreign currency). Gain or loss realized by a U.S. holder on such sale or other disposition generally will be long-term capital gain or loss if, at the time of disposition, the Shares or ADSs have been held for more than one year. Long-term capital gain realized by a U.S. holder that is an individual generally is subject to a maximum federal income tax rate of 20%. Such gain or loss generally will be treated as U.S. source gain or loss for U.S. foreign tax credit purposes.

     Exchange of Shares

         A U.S. holder's exchange of AA Shares or A Shares for L Shares will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the L Shares equal to the basis such holder had in the exchanged AA Shares or A Shares. An exchanging U.S. holder's holding period for the L Shares will include the holding period such U.S. holder had in the AA Shares or A Shares before such shares were exchanged.

         A U.S. holder's exchange of L Shares for AA Shares, pursuant to the option to exchange in respect of such L Shares, effective beginning January 1, 2001, will not constitute a taxable event for U.S. federal income tax purposes. An exchanging U.S. holder will have a tax basis in the AA Shares received equal to the basis such holder had in the exchanged L Shares. A U.S. holder's holding period for AA Shares received in such an exchange will include the holding period such U.S. holder had in the L Shares prior to such exchange.

     Information Reporting and Backup Withholding

         Dividends on, and proceeds from the sale or other disposition of, the Shares or ADSs paid to a U.S. holder generally may be subject to the information reporting requirements of the Code and may be subject to backup withholding at the rate of 31% unless the holder (i) establishes that it is a corporation or other exempt holder or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Service.

     U.S. Tax Consequences for Non-U.S. holders

         Distributions. A holder of Shares or ADSs that is, with respect to the United States, a foreign corporation or a non-resident alien individual (a "non-U.S. holder") generally will not be subject to U.S. federal income or withholding tax on dividends received on Shares or ADSs, unless such income is effectively connected with the conduct by the holder of a U.S. trade or business.

         Dispositions. A non-U.S. holder of Shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of Shares or ADSs, unless (i) such gain is effectively connected with the conduct by the holder of a U.S. trade or business or (ii) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

         Information Reporting and Backup Withholding. Although non-U.S. holders generally are exempt from backup withholding, a non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

                              DOCUMENTS ON DISPLAY

         Upon effectiveness of this registration statement, America Movil will become subject to the information requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will be required to file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission (the "Commission"). These materials, including this registration statement and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20459. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, materials filed by America Movil can be inspected and copied at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York, 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

Item 11.      Quantitative and Qualitative Disclosures about Market Risk

                      EXCHANGE RATE AND INTEREST RATE RISKS

         We are exposed to market risk from changes in currency exchange rates and interest rates. Interest rate risk exists principally with respect to the Company's indebtedness that bears interest at floating rates. At September 30, 2000, America Movil had Ps.4.8 billion of indebtedness bearing interest at floating rates.

         Exchange rate risk exists principally with respect to the Company's indebtedness denominated in currencies other than Mexican pesos. As of September 30, 2000, indebtedness denominated in foreign currencies was Ps.6.6 billion, of which Ps.6.56 billion was denominated in U.S. dollars and Ps.36 million was denominated in Guatemalan quetzales.

         We will regularly assess our exposure and monitor opportunities to manage these risks, for example through the use of financial instruments. We may from time to time enter into hedging transactions with respect to indebtedness denominated in foreign currencies other than the U.S. dollar. We expect to use such transactions, which may be foreign exchange forward contracts or options, to hedge against changes in the exchange rate between such foreign currencies and the U.S. dollar, but not against changes in exchange rates between any foreign currency and the Mexican peso.

                        SENSITIVITY ANALYSIS DISCLOSURES

         The potential loss in fair value of financial instruments held at September 30, 2000 that would have resulted from a hypothetical, instantaneous and unfavorable 10% change in currency exchange rates would have been approximately Ps.397 million. Such a change in currency exchange rates would also have resulted in additional interest expense of approximately Ps.207 million per year, assuming no change in the principal amount of such indebtedness, reflecting the increased costs in local currencies of servicing foreign currency indebtedness. This sensitivity analysis assumes an instantaneous unfavorable 10% fluctuation in exchange rates affecting the foreign currencies in which the Company's indebtedness is denominated.

         The potential loss in fair market value of financial instruments held at September 30, 2000 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to such financial instruments would have been approximately Ps.36 million. This effect would be fully attributable to the impact of the interest rate change on fixed-rate financial assets and liabilities. A hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rate applicable to floating-rate financial assets and liabilities held at September 30, 2000 would have resulted in an additional interest expense of approximately Ps.348 million per year, assuming no change in the principal amount of such indebtedness. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogeneous category of financial assets and liabilities. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement with each homogeneous category. As a result, interest rate risk sensitivity analysis may overstate the impact of interest rate fluctuations for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Item 12.      Description of Securities other than Equity Securities

                    DESCRIPTION OF AMERICAN DEPOSITARY SHARES

         Morgan Guaranty Trust Company of New York is the depositary (the "Depositary") for the L Share ADSs, each representing 20 L Shares, and the A Share ADSs, each representing 20 A Shares (collectively, the "ADSs"). The Depositary's principal executive office is 60 Wall Street, New York, and its telephone number is (212) 648-3250.

         Each L Share ADS and each A Share ADS represents an ownership interest in 20 L Shares or 20 A Shares, as the case may be, deposited with the custodian, as agent of the Depositary, specified under the L Share ADS Deposit Agreement or the A Share ADS Deposit Agreement (collectively, the "Deposit Agreements") among the Company, the Depositary and all holders from time to time of the L Share ADSs or the A Share ADSs, as the case may be. In the future, each ADS will also represent any securities, cash or other property deposited with the Depositary but which it has not distributed directly to holders. The ADSs are evidenced by American Depositary Receipts, or "ADRs."

         ADSs may be held either directly or indirectly through a broker or other financial institution. The following description assumes holders hold ADSs directly, by having an ADS registered in their name on the books of the Depositary. Indirect ADS holders must rely on the procedures of the broker or financial institution through which they hold their securities to assert the rights of ADR holders described below, and should consult with their broker or financial institution to find out what those procedures are.

         Because the Depositary's nominee will actually be the registered owner of the shares, holders must rely on it to exercise the rights of a shareholder on their behalf. The obligations of the Depositary and its agents are set out in the Deposit Agreements. Each of the Deposit Agreements and the ADSs is governed by New York law.

         The following is a summary of the material terms of the Deposit Agreements. Because it is a summary, it does not contain all the information that may be important to holders. For more complete information, holders should read the entire Deposit Agreement and the form of ADR which contains the terms of their ADSs. Copies of the Deposit Agreements will be filed as exhibits to this registration statement. Holders may also obtain a copy of the Deposit Agreements at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Holders may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330.

Share Dividends and Other Distributions

         The Depositary has agreed to pay to holders the cash dividends or other distributions it or the custodian receives on the A Shares and L Shares or other deposited securities, after deducting its expenses. Holders will receive these distributions in proportion to the number of underlying shares their ADSs represent.

          o Cash. The Depositary will distribute to holders any U.S. dollars available to it resulting from any cash dividend or other cash distribution we pay on the shares unless that is not possible or practical. If we pay such cash dividend or cash distribution in foreign currency, the Depositary will convert any such cash into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. The Depositary will deduct its expenses in (1) converting and transferring cash, including obtaining the approval of a governmental authority therefor, and (2) making any other public or private sale. In addition, before making a distribution the Depositary will deduct any taxes withheld. If the exchange rates fluctuate during a time when the Depositary cannot convert the currency, holders may lose some or all of the value of the distribution.

          o Shares. The Depositary may distribute new ADSs representing any shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell shares which would require it to issue fractional ADSs and distribute the net proceeds in the same way as it distributes cash. If new ADSs are not so distributed, outstanding ADSs will represent the proportionate interest in the shares for which no new ADSs were distributed.

          o Rights to receive additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the Depositary will make these rights available to holders to the extent that we first furnish the Depositary with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and it is practical to sell the rights, the Depositary will sell the rights and distribute the U.S. dollar proceeds in the same way as it distributes cash. The Depositary may allow rights that are not distributed or not sold (because a sale is not practicable) to lapse. In that case, holders will receive no value for them.

          o Other distributions. The Depositary will send to holders anything else we distribute on deposited securities by any means it thinks is equitable and practical. If the Depositary believes it is not feasible to make the distribution, the Depositary will distribute any net proceeds from the sale of what we distributed if available in U.S. dollars, in the same way as it distributes cash.

         Any U.S. dollars will be distributed by checks for whole dollars and cents (fractional cents will be withheld without liability for interest and added to future cash distributions).

         To the extent the Depositary decides any distribution to holders is not practical, it may make any other distribution it believes is practical, including foreign currency, securities or property. The Depositary may retain any of the same as deposited securities without paying interest on or investing it.

         Holders have no assurance from the Depositary that it will be able to effect any currency conversion or to sell any distributed property, rights or other securities timely or at a specified rate or price.

Deposit, Withdrawal and Cancellation

     Issuance of ADSs

         The Depositary will issue ADSs if holders or their brokers deposit shares or evidence of rights to receive shares issued by us with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names requested by holders and will deliver ADSs at its office to the persons requested by holders.

     Withdrawal of ADS and delivery of shares

         When holders turn in their ADS at the Depositary's office, it will, upon payment of certain applicable fees, charges and taxes, deliver at the custodian's office the underlying shares in registered form only.

         At holders' risk, expense and request, the Depositary may deliver at such other place as the holders may request.

Voting Rights

         Holders may attend and vote at shareholder meetings or they may instruct the Depositary to vote the shares underlying their ADSs. The Depositary will notify holders of upcoming votes and arrange to deliver voting materials to them. Such materials will describe the matters to be voted on and explain how holders may, on a certain date, vote or instruct the Depositary to vote the shares or other deposited securities underlying their ADSs as they direct. For instructions to be valid, the Depositary must receive them on or before the date specified. The Depositary will try, as far as practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as holders instruct. The Depositary will only vote or attempt to vote as instructed by holders. We cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the Depositary to vote their shares. Holders who do not provide voting instructions to the Depositary will be deemed to have instructed it to give a discretionary proxy to a person that we designate, provided that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which we inform the Depositary that we do not desire a discretionary proxy, substantial opposition exists or materially and adversely affects the rights of holders of L Shares or A Shares, as the case may be.

Reports and Other Communications

         The Depositary will make available for inspection by holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English.

         Additionally, if we make any written communications generally available to holders of L Shares or A Shares, as the case may be, including the Depositary or the custodian, and the Depositary or the custodian actually receives those written communications, the Depositary will mail copies of them, or, at its option, summaries of them, to ADS holders.

Fees and Expenses


         ADS holders must pay:                          For:
         ---------------------                          ----
         U.S.$5.00 per 100 ADSs (or portion thereof)    o    Each issuance of an ADS, including as a result
                                                             of a distribution of shares or rights or other
                                                             property

                                                        o    Each withdrawal of an ADS

         Registration or transfer fees                  o    Transfer and registration of L Shares or A
                                                             Shares on any applicable register payable by
                                                             holders when they deposit or withdraw shares.

         Depositary's expenses                          o    Conversion of foreign currency to U.S. dollars

         Depositary's expenses                          o    Cable, telex and facsimile transmission

         In addition, ADS holders must pay as necessary or incurred any taxes and other governmental charges the Depositary or the custodian is required to pay on any ADS, or share underlying an ADS, such as stock transfer, stamp duty, stamp duty reserve or withholding taxes.

         We will pay all other charges and expenses of the Depositary and its agents (except the custodian) pursuant to agreements entered into from time to time between ourselves and the Depositary.

Payment of Taxes

         Holders will have to pay any other taxes payable by or on behalf of the Depositary or the custodian with respect to the ADSs, other deposited securities or any distribution thereon to the Depositary. Until holders pay such taxes, the Depositary may withhold their dividends and other distributions and may refuse to effect a registration, registration of transfer, split-up, combination or withdrawal of the deposited securities.

         The Depositary may deduct the amount of any taxes owed from any payments to holders. It may also sell deposited securities or property, other than cash, by public or private sale, to pay any taxes owed. Holders will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and will pay to holders any proceeds, or send to holders any cash or other property, remaining after it has paid the taxes.

         The Depositary or the custodian will remit to the governmental authority any amounts required to be withheld in connection with a distribution which is owed by either of them to such governmental authority. We will similarly remit any amounts so owed by us.

Reclassifications, Recapitalizations and Mergers

         If we

          o    change the par value of the L Shares or A Shares,

          o reclassify, split up, cancel or consolidate any of the deposited securities, or

          o    recapitalize, reorganize, merge, consolidate or sell our assets;
               then:

          o the securities received by the Depositary will become deposited securities, and each ADS will automatically represent its proportionate share of the new deposited securities, and

          o the Depositary may issue new ADSs or ask holders to surrender their outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

         We may agree with the Depositary to amend the Deposit Agreements and the ADSs without the consent of holders for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges, transfer or registration fees or certain expenses of the Depositary and except for cable, telex, electronic and facsimile transmission and delivery charges), or prejudices an important right of ADS holders, it will only become effective 30 days after the Depositary notifies holders of the amendment. At the time an amendment becomes effective, holders are considered, by continuing to hold their ADSs, to agree to the amendment and to be bound by the relevant ADSs and Deposit Agreement as amended.

         No amendment will impair holders' rights to surrender their ADSs and receive the underlying securities.

         The Depositary will terminate the Deposit Agreements if we ask it to do so but must notify holders 30 days before termination. The Depositary may also terminate the Deposit Agreements at its own initiative but may only do so after giving us 30 days' prior notice at any time 90 days after it has resigned as Depositary, provided no successor Depositary has been appointed during such 90-day period. In the case of a termination by the Depositary, it will provide holders with 30 days' prior notice.

         After termination, the Depositary and its agent will be required to do only the following under the Deposit Agreements: (a) advise holders of such termination, (b) collect and hold distributions on the deposited securities, (c) sell property or rights or convert deposited securities into cash as provided in the Deposit Agreements, and (d) deliver shares and other deposited securities upon cancellation of ADSs. As soon as practicable after six months from the termination date, the Depositary will, if practical, sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the relevant Deposit Agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The Depositary has no liability for interest. Its only obligations will be to account for the money and other cash and with respect to certain indemnification obligations. After termination, our only obligations will be with respect to certain indemnification obligations and to pay certain charges to the Depositary.

Limitations on Obligations and Liability to ADS Holders

         The Deposit Agreements expressly limit our obligations and the obligations of the Depositary. They also limit our liability and the liability of the Depositary. We and the Depositary:

          o are only obligated to take the actions specifically set forth in the Deposit Agreement without negligence or bad faith;

          o are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our respective obligations under the Deposit Agreements;

          o are not liable if either of us exercises discretion permitted under the Deposit Agreements;

          o have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the Deposit Agreements on holders' behalf or on behalf of any other party unless indemnity satisfactory to us in our sole discretion is, and continues to be, provided to us covering all expenses and liability;

          o may rely upon any documents we believe to be genuine and to have been signed or presented by the proper party;

          o will not be liable for any action or inaction while relying on advice or information from legal counsel or certain other advisors, holders or anyone else competent to give advice or information.

         The Depositary will not be responsible for failing to carry out instructions to vote the ADSs or for the manner in which the ADSs are voted or the effect of the vote.

         The Depositary may own and deal in our securities and in ADSs.

         In the Deposit Agreements, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

         Before the Depositary will issue or register transfer of an ADS, make a distribution of an ADS, or permit withdrawal of underlying shares, it may require:

          o payment of (a) stock transfer or other taxes or other governmental charges, (b) transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and (c) the Depositary's charges in connection with such action;

          o production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

          o compliance with regulations it may establish from time to time, consistent with the Deposit Agreements, including presentation of transfer documents.

         The Depositary may refuse to deliver, transfer or register transfers of ADSs generally when its or our transfer books or any register for deposited securities are closed or at any time the Depositary or we think it advisable to do so.

Holders' Right to Receive Shares Underlying their ADSs

         Holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

          o when temporary delays arise because: (a) we or the Depositary have closed our transfer books; (b) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (c) we are paying a dividend on the shares;

          o when any holder seeking to withdraw shares owes money to pay fees, taxes and similar charges; and

          o when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

         This right of withdrawal may not be limited by any other provision of the Deposit Agreements.

Books of Depositary

         The Depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs. Holders may inspect such records at reasonable times, but solely for the purpose of communicating with other holders in the interest of business matters relating to the Deposit Agreements or the Company.

         The Depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time, to the extent not prohibited by law.

Pre-release of ADSs

         In certain circumstances, subject to the provisions of the Deposit Agreements, the Depositary may issue ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. A pre-release is closed out as soon as the underlying shares are delivered to the Depositary. The Depositary may pre-release ADSs if:

          o before or at the time of the pre-release, the person to whom the pre-release is being made represents in writing to the Depositary that it or its customer owns the shares to be deposited, assigns all rights thereto to the Depositary, holds the shares for the account of the Depositary and will deliver the shares to the custodian as soon as practicable, and

          o pre-released ADSs are fully collateralized with cash or U.S. government securities held by the Depositary for the benefit of holders. In addition, the Depositary will limit the number of pre-released ADSs to no more than 20% of all deposited shares.

Item 18.      Financial Statements

         See pages F-1 through F-62, incorporated herein by reference.

Item 19.      Exhibits

         Documents filed as exhibits to this registration statement:

1.1 Bylaws (estatutos sociales) of America Movil, S.A. de C.V. (together with an English translation).

2.1 L Share Deposit Agreement (incorporated by reference to the Registrant's registration statement on Form F-6 filed on the date hereof).

2.2 A Share Deposit Agreement (incorporated by reference to the Registrant's registration statement on Form F-6 filed on the date hereof).

3.1 Trust Agreement dated December 20, 1990 among certain shareholders of Telefonos de Mexico, S.A. de C.V., together with an English translation (incorporated by reference to the registration statement of Telefonos de Mexico, S.A. de C.V. on Form F-1 (File No. 333-39893)).

3.2 Conversion and Termination Agreement dated April 27, 2000 among Carso Global Telecom, S.A. de C.V., SBC International, Inc. and France Telecom Financiere Internationale.

4.1 Shareholders Agreement, dated November 16, 2000 and amended December 5, 2000, among Bell Canada International Investments Limited, AM Latin America, LLC, SBC International--Brazil Holding, Ltd. and Telecom Americas Ltd.*

8.1  Significant subsidiaries.

------------
* Portions of this agreement have been omitted from this registration statement pursuant to a confidential treatment request filed on the date hereof.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders of
America Movil, S.A. de C.V.


We have audited the accompanying combined balance sheets of America Movil, S.A. de C.V. and subsidiaries as of December 31, 1998 and 1999, and the related combined statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of America Movil, S.A. de C.V. and subsidiaries at December 31, 1998 and 1999, and the combined results of their operations and changes in their financial position for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in Mexico, which differ in certain respects from those followed in the United States (see Note 19).

                                                              Mancera, S.C.
                                                                 Member of

                                                   Ernst & Young International

                                          /s/ C.P.C. Francisco Alvarez Del Campo


Mexico City, Mexico
November 16, 2000


                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                          Combined Statements of Income
         (Thousands of Constant Pesos as of September 30, 2000, except for earnings per share)

                                                                          Year ended December 31,
                                                     ------------------------------------------------------------------
                                                                                                          Millions of
                                                                                                         U.S. dollars
                                                           1997              1998             1999           1999
                                                     ------------------------------------------------------------------
Operating revenues:
  Services:

    Usage charges                                    Ps.    2,559,025  Ps.     3,679,924Ps.    7,238,536 $        768
    Monthly rent                                            1,827,433         2,884,150        3,691,978          392
    Long-distance                                             624,992           799,951        1,334,333          142
    Other services                                             77,250            60,010          472,111           50
  Telephone equipment sales and other:

    Sales of handsets and accessories                         547,271         1,309,770        2,405,844          255
    Other revenues                                            198,051           637,785          211,921           22
                                                     ------------------------------------------------------------------
                                                            5,834,022         9,371,590       15,354,723        1,629
                                                     ------------------------------------------------------------------
Operating costs and expenses:
  Cost of sales and services                                1,449,319         2,722,337        5,917,176          628
  Cost of sales and services with related parties
  (Note 14)                                                   901,203           885,765        1,238,470          131
  Commercial, administrative and general                    2,533,994         2,903,385        4,277,447          454
  Commercial, administrative and general
    with related parties (Note 14)                            155,030           122,377          212,896           23
  Depreciation and amortization (Notes 6, 7 and 8)            534,814           768,183        1,474,578          156
                                                     ------------------------------------------------------------------
                                                            5,574,360         7,402,047       13,120,567        1,392
                                                     ------------------------------------------------------------------
Operating income                                              259,662         1,969,543        2,234,156          237
                                                     ------------------------------------------------------------------
Comprehensive financing (income) cost:

  Interest income                                       (   7,329,497)    (   9,580,768)   (   8,900,889)  (      944)
  Interest expense                                             25,712            15,984           70,189            7
  Interest expense with related parties (Note 14)              25,662            10,763           87,292            9
  Exchange (gain) loss, net                             (     488,401)    (     133,500)       1,093,629          116
  Monetary effect                                           5,459,629         6,589,799        4,663,931          495
                                                     ------------------------------------------------------------------
                                                        (   2,306,895)    (   3,097,722)   (   2,985,848)  (      317)
                                                     ------------------------------------------------------------------
Income before income tax and employee
  profit sharing                                            2,566,557         5,067,265        5,220,004          554
                                                     ------------------------------------------------------------------
Provisions for:
  Income tax (Note 16)                                        778,049         1,071,687        1,101,978          117
  Employee profit sharing                                      64,227            74,942          111,619           12
                                                     ------------------------------------------------------------------
                                                              842,276         1,146,629        1,213,597          129
                                                     ------------------------------------------------------------------
Income before equity in results of affiliates
  and minority interest                                     1,724,281         3,920,636        4,006,407          425
Equity in results of affiliates                               105,747            77,910           14,784            2
                                                     ------------------------------------------------------------------
Income before minority interest                             1,830,028         3,998,546        4,021,191          427
Minority interest in loss of subsidiaries                                                        295,931           31
                                                     ------------------------------------------------------------------
Net income                                           Ps.    1,830,028  Ps.    3,998,546 Ps.    4,317,122 $        458
                                                     ==================================================================
Common shares outstanding (in millions) (Note 15)              14,485            14,485           14,485       14,485

                                                     ==================================================================
Net income per share                                 Ps.        0.126        Ps.  0.276 Ps.       0.298   $    0.032
                                                     ==================================================================

See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
                             Combined Balance Sheets

             (Thousands of Constant Pesos as of September 30, 2000)

                                                                              December 31,
                                                            -------------------------------------------------
                                                                                                Millions
                                                                                                 of U.S.
                                                                                                 dollars
                                                            -------------------------------------------------
                                                                  1998             1999           1999
                                                            -------------------------------------------------
Assets
Current assets:

   Cash and short-term investments                          Ps.  40,627,847   Ps. 36,861,340  $       3,909
   Marketable securities (Note 3)                                                  4,327,628            459
   Accounts receivable, net (Note 4)                              1,022,939        1,736,282            184
   Related parties (Note 14)                                          1,600          532,018             56
   Inventories, net (Note 5)                                        350,753        2,143,301            227
   Prepaid expenses and other assets                                 40,944          318,272             34
                                                            -------------------------------------------------
Total current assets                                             42,044,083       45,918,841          4,869
Plant, property and equipment, net (Note 6)                       6,403,781       12,404,147          1,317
Licenses, net (Note 7)                                            1,874,816        2,018,957            214
Investments in affiliates and others (Note 8)                       520,062        3,172,139            336
Goodwill, net (Note 8)                                                             1,857,973            197
                                                            -------------------------------------------------
Total assets                                                Ps.  50,842,742   Ps. 65,372,057  $       6,933
                                                            =================================================

Liabilities and stockholders' equity
Current liabilities:
    Current portion of long-term debt (Note 11)             Ps.     100,434   Ps.    390,771   $         41
    Accounts payable and accrued liabilities (Note 10)              991,485        5,128,228            544
    Taxes payable                                                   493,555          650,137             70
    Related parties (Note 14)                                        89,240          447,722             47
                                                            -------------------------------------------------
Total current liabilities                                         1,674,714        6,616,858            702

Long-term debt (Note 11)                                             77,219           86,012              9
Related parties (Note 14)                                             6,578        2,317,967            246
Deferred credits                                                                     171,800             18
                                                            -------------------------------------------------
Total liabilities                                                 1,758,511        9,192,637            975
                                                            -------------------------------------------------

Stockholders' equity (Note 15):

  Parent investment                                              45,065,621       47,429,316          5,030
Retained earnings:
  Unappropriated results of prior years                             419,312        4,417,858            468
  Net income for the year                                         3,998,546        4,317,122            458
                                                            -------------------------------------------------
                                                                  4,417,858        8,734,980            926
Deficit from restatement of stockholders' equity               (    399,248)       ( 576,493)    (       61)
Effect of translation of foreign entities                                          (  67,628)    (        7)
                                                            -------------------------------------------------
Total majority stockholders' equity                              49,084,231       55,520,175          5,888
Minority interest                                                                    659,245             70
                                                            -------------------------------------------------
Total stockholders' equity                                       49,084,231       56,179,420          5,958
                                                            -------------------------------------------------
Total liabilities and stockholders' equity                  Ps.  50,842,742   Ps. 65,372,057   $      6,933
                                                            =================================================

See accompanying notes.


                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

             Combined Statements of Changes in Stockholders' Equity
             (Thousands of Constant Pesos as of September 30, 2000)

                                                                        Retained earnings
                                                          ----------------------------------------------
                                                                                                          Deficit from
                                                                                                           restatement
                                                                                                               of
                                              Parent         Legal                                        stockholders'
                                            investment      reserve     Unappropriated       Total           equity
                                         ----------------------------------------------------------------------------------
Balances at January 1, 1997              Ps.  42,631,780  Ps. 39,130  Ps.(     1,449,846)Ps.( 1,410,716) Ps. (    217,080)
Increase in parent investment, net             1,218,071
Deficit from holding nonmonetary assets                                                                      (    500,348)
Net income for the year                                                        1,830,028      1,830,028
                                         ----------------------------------------------------------------------------------
Balances at December 31, 1997                 43,849,851      39,130             380,182        419,312      (    717,428)
Increase in parent investment, net             1,215,770
Surplus from holding nonmonetary assets                                                                           318,180
Net income for the year                                                        3,998,546      3,998,546
                                         ----------------------------------------------------------------------------------
Balances at December 31, 1998                 45,065,621      39,130           4,378,728      4,417,858      (    399,248)
Increase in parent investment, net             2,363,695
Minority interest
Effect of translation of foreign
Entities

Increase in legal reserve                                     92,015    (         92,015)
Deficit from holding nonmonetary assets                                                                      (    177,245)
Net income for the year                                                        4,317,122      4,317,122
                                         ----------------------------------------------------------------------------------
Balances at December 31, 1999            Ps.  47,429,316  Ps.131,145  Ps.      8,603,835 Ps.  8,734,980  Ps. (    576,493)
                                         ==================================================================================

                                         Effect of
                                        translation    Total majority                    Total
                                         of foreign     stockholders'    Minority    stockholders'
                                          entities         equity        interest       equity
                                       --------------------------------------------------------------
Balances at January 1, 1997                           Ps.  41,003,984              Ps.  41,003,984
Increase in parent investment, net                          1,218,071                    1,218,071
Deficit from holding nonmonetary assets                  (    500,348)                (    500,348)
Net income for the year                                     1,830,028                    1,830,028
                                       --------------------------------------------------------------
Balances at December 31, 1997                              43,551,735                   43,551,735
Increase in parent investment, net                          1,215,770                    1,215,770
Surplus from holding nonmonetary assets                       318,180                      318,180
Net income for the year                                     3,998,546                    3,998,546
                                       --------------------------------------------------------------
Balances at December 31, 1998                              49,084,231                   49,084,231
Increase in parent investment, net                          2,363,695                    2,363,695
Minority interest                                                       Ps.659,245         659,245
Effect of translation of foreign       Ps.(    67,628)   (     67,628)                (     67,628)
Entities

Increase in legal reserve
Deficit from holding nonmonetary assets                  (    177,245)                (    177,245)
Net income for the year                                     4,317,122                    4,317,122
                                       --------------------------------------------------------------
Balances at December 31, 1999          Ps.(    67,628)Ps.  55,520,175   Ps.659,245 Ps.  56,179,420
                                       ==============================================================





See accompanying notes.



                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
              Combined Statements of Changes in Financial Position
             (Thousands of Constant Pesos as of September 30, 2000)

                                                                                Year ended December 31,
                                                           ------------------------------------------------------------------
                                                                                                                 Millions
                                                                                                                  of U.S.
                                                                                                                  dollars
                                                                 1997             1998             1999            1999
                                                           ------------------------------------------------------------------
Operating activities:


  Net income                                               Ps.   1,830,028   Ps. 3,998,546   Ps.  4,317,122    $        458
  Add (deduct) items not requiring the use of
    resources:
    Depreciation                                                   484,998         684,935        1,129,029             120
    Amortization                                                    49,816          83,248          345,549              36
    Equity in results of affiliates                         (      105,747)       ( 77,910)       (  14,784)     (        2)
    Minority interest                                                                             ( 295,931)     (       31)
  Changes in operating assets and liabilities:

    Accounts receivable                                            685,285        (352,835)        (442,558)     (       47)
    Prepaid expenses                                                                               (109,001)     (       12)
    Inventories for sale                                    (       72,123)       (213,118)      (1,743,769)     (      185)
    Accounts payable and accrued liabilities                       198,132          35,384        3,776,637             401
    Related parties                                         (       60,684)       ( 21,192)        (214,989)     (       23)
    Taxes payable                                           (      127,613)        409,636          114,150              13
                                                           ------------------------------------------------------------------
Resources  provided by operating activities                      2,882,092       4,546,694        6,861,455             728
                                                           ------------------------------------------------------------------

Financing activities:

    New loans                                                                       10,567        2,551,779             271
    Repayment of loans                                            (521,775)       (185,536)       ( 195,594)     (       21)
    Effect of inflation and of exchange rate differences
    on debt                                                       (151,230)          8,301        (  20,520)     (        2)

    Increase in parent investment                                1,218,071       1,215,770        2,363,695             250
                                                           ------------------------------------------------------------------
Resources provided by financing activities                         545,066       1,049,102        4,699,360             498
                                                           ------------------------------------------------------------------

Investing activities:
    Investment in telephone plant                               (1,508,509)     (1,971,443)      (6,571,760)     (      697)
    Investment in subsidiaries and affiliated companies            271,780                       (4,427,934)     (      470)


    Investment in licenses                                        ( 42,956)     (1,660,576)
    Investment in marketable securities                                                          (4,327,628)     (      459)
                                                           ------------------------------------------------------------------
Resources used in investing activities                           (1,279,685)     (3,632,019)     (15,327,322)     (    1,626)
                                                           ------------------------------------------------------------------

Net increase (decrease) in cash and short-term
       investments                                                2,147,473       1,963,777        (3,766,507)    (      400)

Cash and short-term investments at beginning of the year         36,516,597      38,664,070        40,627,847          4,309
                                                           ------------------------------------------------------------------
Cash and short-term investments at end of the year         Ps.   38,664,070  Ps. 40,627,847    Ps. 36,861,340    $     3,909
                                                           ==================================================================


See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                     Notes to Combined Financial Statements
        (Amounts in Thousands of Constant Pesos as of September 30, 2000)



1.  Description of the Spin off and Business

a)  Telmex Spin-off

         The spin-off (the "spin-off") by Telefonos de Mexico, S.A. de C.V. ("Telmex") of the entities comprising America Movil, S.A. de C.V. and its subsidiaries (collectively, the "Company" or "America Movil") was approved by Telmex shareholders at an extraordinary shareholders' meeting held on September 25, 2000, at which time each of the holders of Telmex shares became the owner of an equal number of America Movil shares of the corresponding class. In connection with the spin-off, America Movil was incorporated and was allocated certain assets and liabilities of Telmex (including shares of specified subsidiaries and affiliates of Telmex). The spin-off was implemented using a procedure under Mexican corporate law called escision or "split-up."

         Prior to the spin-off, the entities that comprise America Movil operated on a stand-alone basis. Costs incurred or paid by Telmex on behalf of the spun-off entities were charged to the appropriate entity. Because Telmex and Radiomovil Dipsa, S.A. de C.V. ("Telcel") provide telecommunications services in the same geographical markets, they have extensive operational relationships. These include interconnection between their respective networks; use of facilities, particularly for the co-location of switching equipment on premises owned by Telmex; use by Telcel of transmission capacity on Telmex's network; and use by each of the services provided by the other. These operational relationships are subject to a variety of different agreements which, for the most part, were in place prior to the spin-off and will continue in effect without being significantly modified as a result of the spin-off. Many of them are also subject to specific regulations governing all telecommunications operators. The terms of these agreements are similar to those on which each company does business with other, unaffiliated parties.

         Relationships between Telmex and America Movil will be limited to: i) agreements relating to the implementation of the spin-off such as indemnification, releases, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the spin-off and similar matters; ii) ordinary course commercial relationships of the kind that normally occur between a major fixed-line network operator and a major wireless network operator, such as interconnection and co-location of facilities; and iii) certain transitional arrangements for services to be provided by Telmex, such as certain data processing and corporate support and administrative services, that will continue while America Movil develops independent capabilities. Telmex will provide these services at a fixed periodic price based on estimated cost plus a percentage.

         As of the date of the issuance of these financial statements, the above-mentioned agreements are in the process of being drafted and are subject to final negotiations and approvals.

         Under Mexican corporate law the spin-off remains subject to possible challenges in judicial proceedings by third parties within a period of 45 days following the date of registration and publication of the shareholders resolutions approving the spin-off, which was October 13, 2000.

         Prior to the incorporation of America Movil, its operations were conducted through subsidiaries of Telmex. The accompanying financial statements for these periods are presented on a combined basis prepared from Telmex's historical accounting records, and include the historical operations of the entities transferred to America Movil by Telmex in the spin-off. In this context, no historical direct ownership relationship existed among the various entities comprising America Movil prior to the spin-off; accordingly, Telmex and its subsidiaries' net investment in America Movil and its subsidiaries have been included in these financial statements at Telmex's cost plus its equity in the undistributed earnings or losses of the contributed entities.

b) Description of the Business

         America Movil was established on September 25, 2000 in conjunction with the spin-off (see subparagraph a above) of the wireless business and certain international operations Telmex.

         America Movil is a leading provider of wireless communications services in Mexico. Through its subsidiary Radiomovil Dipsa, S.A. de C.V., which operates under the trademark "Telcel," America Movil provides Mexico's only nationwide cellular telecommunications service.

         America Movil also has subsidiaries and joint ventures in the telecommunications sector in Guatemala, Ecuador, Argentina, Brazil, Colombia, Venezuela, Puerto Rico, Spain and the United States. The principal international operations of America Movil were acquired during 1999 and 2000.

         America Movil's participation in its principal subsidiaries at December 31, 1999 is as follows:

           Radiomovil Dipsa, S.A. de C.V.                            100%
           Global Central America, S.A. de C.V. and
              subsidiaries ("GCA")                                    51%
           TracFone Wireless, Inc. and subsidiary                   88.3%

            The equity participation in its affiliates at December 31, 1999 is as follows:

           SBC International Puerto Rico, Inc. and subsidiaries       50%
           Empresas Cablevision, S.A. de C.V. and subsidiaries        49%

         America Movil through its subsidiaries, Telcel and GCA, has licenses to install, operate and manage mobile telecommunication service in Mexico and Guatemala, respectively. The licenses in Mexico will expire on various dates between the years 2009 and 2015 and the licenses in Guatemala will expire in December 2011. As payment for the licenses awarded in Mexico (except as mentioned in the next two paragraphs below), the Mexican federal government receives a percentage of Telcel's revenues, ranging from 4% to 10% of annual gross revenues generated in Mexico.

         In 1997, the Mexican federal government awarded Telcel licenses to operate a nationwide wireless network using the 800-megahertz (Band B) radio spectrum. The licenses are for twenty years and required a single payment of Ps. 42,952. The term of these licenses may be extended at the discretion of the federal government.

         In 1998, the Mexican federal government granted Telcel licenses to use the 1800-1900 megahertz (Band D) radio spectrum for personal communications services ("PCS") in all nine regions in Mexico. The licenses are for twenty years and required a single payment of Ps. 1,680,145. The term of these licenses may be extended at the discretion of the federal government.

         Servicios de Comunicaciones Personales Inalambricas, S.A. ("Sercom"), GCA's subsidiary, owns licenses in Guatemala to operate its cellular network on different frequencies for fifteen years. GCA paid approximately U.S.$ 20 million for these licenses.

         Under the terms of licenses granted to Telcel, and under the Mexican Federal Telecommunications Law, the Company may freely set rates for licensed services. Rates do not require authorization from the Communications Ministry; however, the Company must publish rates and register them with the Ministry.

         Telcel's revenues include usage charges, monthly subscription charges, long-distance charges, proceeds from sales of handsets and accessories and charges for other services.

         The "Calling Party Pays" program (CPP) went into effect in Mexico in May 1999. Under this program the Company charges Telmex, Telefonos del Noroeste, S.A. de C.V. (Telmex's subsidiary) and other cellular operators an interconnection fee of Ps. 1.90 per minute for calls made to the Company's subscribers. Revenues obtained from the CPP program from the month it went into effect through December 31, 1999 totaled Ps.1,883,547. Before this program went into effect, subscribers were charged for incoming as well as in outgoing calls.

         TracFone Wireless, Inc. ("TracFone"), formerly Topp Telecom, Inc., resells cellular airtime on a prepaid basis through retailers to customers who use telephones equipped with TracFone's software. TracFone does not own any cellular facilities, but purchases airtime from carriers throughout the United States of America. Revenues derived from the sale of cellular telephones are incidental to TracFone's main business of reselling cellular airtime. TracFone services are provided within the continental United States of America.

         Comm South Companies, Inc. ("Comm South"), TracFone's subsidiary, resells local telephone service to customers on a prepaid basis. Revenue is derived from the resale of local dial tone and ancillary services such as call-waiting. Comm South does not own any telephone service facilities, but purchases local telephone service from carriers in its markets of operation. Comm South services are provided in the southeast section of the United States of America.

2.  Significant Accounting Policies

         The most important accounting policies observed by the Company in the preparation of its combined financial statements are described below:

a)  Combination

         The combined financial statements include the accounts of the subsidiaries transferred to America Movil in the spin-off (see Note 1b). Each of the subsidiaries operates in the telecommunications sector or provides services to companies operating in this sector.

         The minority interest principally relates to the Company's foreign subsidiaries.

         Balances and significant transactions between the combined entities have been eliminated in the combined financial statements.

b)  Basis of translation of financial statements of foreign subsidiaries

         The accounting records of foreign subsidiaries, located in the U.S. and Guatemala, which in the aggregate account for approximately 10% of the Company's total operating revenues and approximately 5% of the Company's total assets in 1999 were adjusted to conform to accounting principles generally accepted in Mexico ("Mexican GAAP"). The accounting records of these subsidiaries were kept in the local currency and translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15 ("Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations") as follows:

         The figures reported by the subsidiaries abroad were adjusted to conform to Mexican GAAP.

         All balance sheet amounts, except for capital stock and retained earnings, were translated at the prevailing exchange rate at year-end; capital stock and retained earnings were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income was translated at the exchange rate at the end of the year.

         At December 31, 1999, translation effects amounted Ps. 67,628 and are included in stockholders' equity. No translation effects were required for prior years because these subsidiaries were acquired during 1999.

c)  Revenue recognition

         Revenues are normally recognized at the time services are provided.

         All services provided by Telcel are billed monthly based on the rates registered with the Communications Ministry.

         Revenues obtained by Telcel from prepaid plans (calling cards) are recognized at the time they are billed (see Note 19).

         TracFone's sales of airtime are deferred and recognized as revenues when a customer uses the airtime.

         Sales of handsets and accessories are recorded as revenue upon shipment, provided that no Company obligations remain and that collection of the resulting receivable is deemed probable by management.

         Comm South bills for local service in the month prior to service and recognizes revenues in the month the service is provided.

d)  Earnings per share

         Earnings per share are determined based on the number of shares issued and outstanding (14,485 million) at September 25, 2000, the date America Movil was establish.

e)  Recognition of the effects of inflation

         The Company recognizes the effects of inflation on financial information as required by Mexican accounting Bulletin B-10 ("Accounting Recognition of the Effects of Inflation on Financial Information"), as amended, issued by the Mexican Institute of Public Accountants (MIPA). Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of constant pesos as of September 30, 2000. The September 30, 2000 restatement factors applied to the financial statements at December 31, 1997, 1998 and 1999 were 41.41%, 19.22% and 6.15% respectively (which represent the rate of inflation for 1997, 1998 and 1999 up to September 2000) based on the Mexican National Consumer Price Index (NCPI) published by Banco de Mexico (the Central Bank). Accordingly the financial statements have been restated as follows:

         The combined balance sheets and the combined statements of changes in stockholders' equity and changes in financial position have been restated in constant pesos as of September 30, 2000 using the NCPI.

         Combined income statements for the current and prior years have been restated in constant pesos as of September 30, 2000, using the NCPI for the month in which the transactions (income and expenses) occurred.

         The NCPI (with a base of 100 for the year 1994) at the respective balance sheet dates was as follows:

              December 31, 1996........................................200.388
              December 31, 1997........................................231.886
              December 31, 1998........................................275.038
              December 31, 1999........................................308.919
              September 30, 2000.......................................327.910

         The important inflation accounting concepts are described below:

- Plant, property and equipment

         Plant, property and equipment and construction in progress were restated as described in Note 6.

- Inventories

         Inventories are presented at estimated replacement cost, not in excess of market value. Cost of sales represents estimated replacement cost at the time inventories were sold, restated in constant pesos at year-end.

- Monetary effect

         This represents the impact of inflation on monetary assets and liabilities. The net monetary effect of each year is included in the statements of income as a part of the comprehensive financing (income) cost.

- Restatement of stockholders' equity

         Capital stock, retained earnings and deficit from restatement of stockholders' equity were restated based on the NCPI.

- Deficit from the restatement of stockholders' equity

         The deficit from the restatement of stockholders' equity consists of
(i) the accumulated monetary position gain determined at the time the provisions of Bulletin B10 were first applied (Ps. 14,162 at December 31, 1999); and (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-cost method through 1996 and the alternate method of specific-indexation (see Note 6) effective January 1997, compared to restatement based on the NCPI.

- Statement of changes in financial position

         Mexican accounting Bulletin B-12 specifies the appropriate presentation of the statement of changes in financial position when the financial statements have been restated in constant Mexican pesos in accordance with Bulletin B-10. Bulletin B-12 identifies the sources and applications of resources representing differences between beginning and ending financial statement balances in constant Mexican pesos. In accordance with this bulletin, monetary and foreign exchange gains and losses, are not treated as non-cash items in the determination of resources provided by operations.

f)  Cash, short-term investments and restricted investments

         Cash and short-term investments, represented basically by bank deposits and highly liquid investments with maturities of three months or less, are stated at cost plus accrued interest. The stated value is not in excess of market value.

         In order to comply with agreements entered with certain U.S. national airtime carriers, TracFone has placed funds on deposit with commercial banks in the form of certificates of deposits with maturities between six months and one year. Because the amounts involved are not material (Ps. 31,322 and Ps. 30,494 at December 31, 1998 and 1999, respectively), these restricted amounts have been included under cash and short-term investments on the combined balance sheet.

g)  Marketable securities

            Marketable securities are held for trading purposes and include foreign government bonds and equity securities.

h) Allowance for doubtful accounts

         The Company provides an allowance for doubtful accounts for accounts receivable amounts that are more than 90 days past due.

i)  Plant, property and equipment

         Depreciation is computed on the restated value of plant and equipment using the straight-line method based on the estimated useful lives of the related assets, starting the month after the assets are put into use.

         Average annual depreciation rates are as follows:

        Telephone plant                                     10.00% to 25.00%
        System performance monitoring equipment
          included in telephone plant                           33.33%
        Buildings                                               3.333%
        Other assets                                        10.00% to 25.00%

         The cost of installed telephone equipment used to provide cellular telephone service in rural areas and fixed cellular telephone service in urban areas is amortized over a three-year period, based on the estimated useful lives of the telephone equipment.

j)  Leasehold improvements

         These investments are restated based on the NCPI and comprise costs incurred in remodeling the building where the Company's offices are located. Amortization is computed over the term of the lease.

k)  Licenses

         The licenses to operate wireless telecommunications networks in Mexico are restated using the NCPI. Amortization is computed using the straight-line method over the term of the license. The wireless mobile (PCS) licenses to operate in Guatemala are being amortized at 6% annually.

l)  Equity investments in affiliates

         The investment in shares of affiliates in which the Company holds an equity interest of 10% or more is valued using the equity method. This accounting method consists basically of recognizing the investor's equity interest in the results of operations and in the result from holding nonmonetary assets of investees at the time such results are incurred (see Note 8).

m)  Goodwill

         Goodwill represents the excess of cost over the fair value of the net assets of acquired subsidiaries and affiliates and is amortized using the straight-line method over a five or fifteen year period.

n)  Exchange rate differences

         Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are applied directly to income of the year.

o)  Labor obligations

         The cost of seniority premiums is recognized during the years of service of employees, based on actuarial computations made by independent actuaries, using the projected unit-credit method and financial hypotheses net of inflation, as required by Mexican Accounting Principles Bulletin D-3 ("Labor Obligations," see Note 9). Termination payments are charged to income in the year in which the decision to dismiss an employee is made.

p)  Advertising

         All advertising costs are expensed as incurred. Advertising expense amounted to approximately Ps. 251,732, Ps. 336,913 and Ps. 565,715 for the years ended December 31, 1997, 1998 and 1999, respectively.

q)  Income tax and employee profit sharing

         Income taxes and employee profit sharing are provided based on the amount paid, taking into consideration the effect of non-recurring temporary differences in income for financial and tax reporting purposes (deferred taxes, see Note 16).

r)  Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

s)  Concentration of risk

         The Company invests its excess cash in commercial paper issued by a related party and cash deposits in financial institutions with strong credit ratings and has established guidelines relating to diversification and maturities to maintain safety and liquidity. The Company has not experienced any losses in its cash and short-term investments. The Company does not believe it has significant concentrations of credit risks in its accounts receivable, because the Company's customer base is geographically diverse.

         Approximately 92% of the Company's aggregate expenditures in its cellular network for the years ended December 31, 1997, 1998 and 1999 represented purchases from one supplier and approximately 79% of the Company's aggregate costs of telephone equipment for such periods represented purchases from two suppliers.

         If any of these suppliers fails to provide the Company with services or equipment on a timely and cost effective basis, the Company's business and results or operations could be adversely affected.

t)  Convenience translation

         United States dollar amounts as of December 31, 1999 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of September 30, 2000, as a matter of mathematical computation only, at an exchange rate of Ps. 9.4290 to U.S.$ 1.00, the September 30, 2000 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3. Marketable Securities

         The following is a summary of marketable securities, all of which were classified as trading securities, as of December 31, 1999.

                                        Cost [1]               Fair Value
                                 -----------------------------------------------
Ecuador government bonds         Ps.         2,191,521   Ps.         2,226,748
Equity securities                            2,362,461               2,100,880
                                 -----------------------------------------------
                                 Ps.         4,553,982   Ps.         4,327,628
                                 ===============================================

         The Company has recognized net unrealized gains in its income statement for the year ended December 31, 1999 in the amount of Ps. 47,858. Net realized gains on trading securities for 1999 totaled Ps. 235,756.

         [1] Cost is expressed in constant pesos as of September 30, 2000, and has been restated using the NCPI.

4. Accounts Receivable

         Accounts receivable consist of the following:

                                                                       1998                    1999
                                                              ------------------------------------------------
Subscribers and interconnection receivables from
  cellular operators                                          Ps.          769,702    Ps.        1,131,232
Retailers                                                                  240,730                 167,735
Creditable taxes                                                           113,848                 259,044
Other receivables                                                           30,695                 327,344
                                                              ------------------------------------------------
                                                                         1,154,975               1,885,355
Less:
  allowance for doubtful accounts                                         (132,036)               (149,073)
                                                              ------------------------------------------------
Net                                                           Ps.        1,022,939    Ps.        1,736,282
                                                              ================================================

         Activity in the allowance for doubtful accounts for the years ended December 31, 1997, 1998 and 1999 was as follows:

                                                     1997                 1998                  1999
                                             -----------------------------------------------------------------
Opening balance December 31                  Ps.     (140,597)    Ps.     (211,171)        Ps. (132,036)
Additions:
Charged to costs and expenses                        (316,063)            (133,839)           (205,380)
Deductions:
Adjustments to reserves                               245,489              212,974             188,343
                                             -----------------------------------------------------------------
Ending balance                               Ps.     (211,171)    Ps.     (132,036)        Ps. (149,073)
                                             =================================================================

5. Inventories

         Inventories consist of the following:

                                                                  1998                    1999
                                                         ------------------------------------------------
Cellular telephones and accessories                      Ps.          356,005    Ps.        2,159,254
Less:
        reserve for obsolete inventory                        (         5,252)        (        15,953)
                                                         ------------------------------------------------
Net                                                      Ps.          350,753    Ps.        2,143,301
                                                         ================================================


6. Plant, Property and Equipment

a)  Plant, property and equipment consist of the following:

                                                                  1998                     1999
                                                        ---------------------------------------------------
Telephone plant and equipment                           Ps.        7,047,903     Ps.       10,936,024
Land and buildings                                                    77,407                  103,302
Other assets                                                       1,078,817                1,508,258
                                                        ---------------------------------------------------
                                                                   8,204,127               12,547,584
Less: accumulated depreciation                               (     2,970,819)         (     3,742,253)
                                                        ---------------------------------------------------
Net                                                                5,233,308                8,805,331
Construction in progress and advances
  to equipment suppliers                                              69,698                3,205,529
Inventories  for use in  construction  of the telephone
  plant                                                            1,100,775                  393,287
                                                        ---------------------------------------------------
                                                        ---------------------------------------------------
Total                                                   Ps.        6,403,781     Ps.       12,404,147

                                                        ===================================================

Included in plant, property and equipment are the following assets held under capital leases :

                                         1998                   1999
                                 ---------------------------------------------

Assets under capital leases      Ps.             -     Ps.          120,819
Less accumulated depreciation                    -          (        26,874)
                                 ---------------------------------------------
                                 Ps.             -     Ps.           93,945
                                 =============================================

b) Depreciation expense for the years ended December 31, 1997, 1998 and 1999 was Ps. 484,998, Ps. 684,935 and Ps. 1,129,029, respectively.

c) Through December 31, 1996, items comprising the telephone plant in Mexico were based on the acquisition date and cost, applying the factor derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission ("CNBV").

         Since the fifth amendment (as revised) to Bulletin B-10 issued by the MIPA, effective January 1, 1997, eliminated the use of appraisals to restate plant, property and equipment in the financial statements, plant, property and equipment was restated as follows at December 31, 1998 and 1999:

         The December 31,1996 appraised value of the imported telephone plant, as well as the cost of subsequent additions to such plant, were restated based on the rate of inflation in the respective country of origin and the prevailing exchange rate at the balance sheet date (i.e., specific indexation factors).

         The appraised value of land, buildings and other fixed assets of domestic origin at December 31, 1996, and the cost of subsequent additions to such assets were restated based on the NCPI.

         At December 31, 1999, approximately 85% of the value of the plant, property and equipment (87% in 1998) has been restated using specific indexation factors.

         Plant, property and equipment at December 31, 1998 and 1999, restated on the basis of the NCPI (starting with the appraised values at December 31, 1996), in accordance with disclosure requirements of the CNBV with respect to the restatement of fixed assets based on specific indexation factors, is as follows:

                                                                  1998                    1999
                                                         ------------------------------------------------
Telephone plant and equipment                            Ps.         7,183,884   Ps.        11,404,276
Land and buildings                                                      77,407                 103,302
Other assets                                                         1,117,866               1,614,208
                                                         ------------------------------------------------
                                                                     8,379,157              13,121,786
Less: accumulated depreciation                                 (     3,003,411)        (     3,989,141)
                                                         ------------------------------------------------
Net                                                                  5,375,746               9,132,645
Construction in progress and advances
  to equipment suppliers                                                79,152               3,233,833
Inventories for use in construction of the
  telephone plant                                                    1,100,775                 393,287
                                                         ------------------------------------------------
Total                                                    Ps.         6,555,673   Ps.        12,759,765
                                                         ================================================


7. Licenses

         As of December 31, 1998 and 1999 licenses are as follows:

                                      1998                    1999
                           ------------------------------------------------

Investment                 Ps.        2,261,584    Ps.        2,558,537
Accumulated amortization        (       386,768)        (       539,580)
                           ------------------------------------------------
Net                        Ps.        1,874,816    Ps         2,018,957
                           ================================================

         Amortization expense for the periods ended December 31, 1997, 1998 and 1999 was Ps. 49,816, Ps. 83,248 and Ps. 152,812, respectively.

8. Investments

         An analysis at December 31, 1998 and 1999 is as follows:

                                          1998                    1999
                                   --------------------------------------------
Investments in:
         Affiliates                Ps. 520,062             Ps. 3,073,211
         Other                                                    98,928
                                   --------------------------------------------
Total                              Ps. 520,062             Ps. 3,172,139
                                   ============================================

- Investments in affiliates

         An analysis of the equity investments in affiliated companies at December 31, 1998 and 1999, and a brief description of major acquisitions is as follows:

                                              1998                    1999
                                         ---------------------------------------

SBC International Puerto Rico, Inc.                              Ps. 2,385,020
Empresas Cablevision, S.A. de C.V.       Ps. 520,062                   688,191
                                         ---------------------------------------
    Total                                Ps. 520,062             Ps. 3,073,211
                                         =======================================

a) In October 1999, the Company acquired a 50% equity interest in SBC International Puerto Rico, Inc. ("SBCI Puerto Rico"), for a total consideration of approximately U.S. $244.7 million. SBCI Puerto Rico is the parent company of Cellular Communications of Puerto Rico, Inc., a wireless telephone operator in Puerto Rico and the Virgin Islands. The remaining 50% equity interest in SBCI Puerto Rico is held by SBC Wireless Puerto Rico, LLC. The goodwill of Ps. 55,066 generated on this transaction will be amortized over a period of five years. The unamortized balance of goodwill at December 31, 1999 was Ps. 53,255.

b) In 1995, the Company acquired 49% of the capital stock of Empresas Cablevision, S.A. de C.V. and subsidiaries ("Cablevision"). Cablevision provides cable TV in the Mexico City metropolitan area. The remaining 51% interest in Cablevision is held by Grupo Televisa, S.A. de C.V.

c)  Network Access

         In June 1999, the Company acquired a 0.08% equity interest in Network Access Solutions Corporation ("Network Access") a provider of broadband network access services, which is included at December 31, 1999, under the caption other investments.

         In March 2000, the Company made additional capital contributions to Network Access and as a result, increased its equity in interest to 5.9%.

         Total 1999 and 2000 equity investments in Network Access were approximately U.S.$79.0 million.

- Goodwill

         An analysis of goodwill at December 31, 1999 is as follows:

                                                             1999
                                                   -------------------------
Goodwill:
         Subsidiaries                              Ps.         1,995,644
         Affiliates                                               55,066
                                                   -------------------------
                                                               2,050,710

Accumulated amortization                           (             192,737)
                                                   -------------------------
                                                   Ps.         1,857,973
                                                   =========================

- Investments in subsidiaries

         Following is a summary of the most important equity investments in subsidiaries:

a) In February 1999, the Company acquired a 55.5% equity interest in TracFone which is engaged in the resale of prepaid cellular telephone service in the United States. In the period June through September 1999,the Company made additional capital contributions to TracFone and, as a result, increased its equity interest to 88.3%. The goodwill of Ps.1,067,794 generated on these acquisitions will be amortized over a period of five years. The unamortized balance of goodwill at December 31, 1999 was Ps.916,494.

         From June through October 2000, America Movil made additional capital contributions to TracFone. As a result of these transactions, America Movil owns 97.45% of outstanding common stock, as of the date of issuance of these financial statements.

         Total equity investments in TracFone made in 1999 and 2000 amounted to approximately U.S$352.6 million.

b) In 1999, through TracFone, the Company acquired in a step acquisition an 88.3% equity interest in Comm South for a total consideration of approximately U.S.$79.0 million. Comm South is engaged in the resale of prepaid local telephone service in the United States. The goodwill of Ps. 753,770 generated on this acquisition will be amortized over a period of fifteen years. The unamortized balance of goodwill at December 31,1999 was Ps. 746,625.

c) In May 1999, the Company acquired a 51% equity interest in Global Central America, S.A. de C.V., for a total consideration of approximately U.S.$65.8 million. In December 1999 and March 2000, the Company made additional capital contributions to GCA in the amount of U.S.$ 12.4 million and U.S.$ 15.7 million, respectively.

         Through the GCA acquisition, the Company acquired 99.9% of the capital stock of seven companies in Guatemala. The goodwill from these acquisitions amounted Ps.174,080 and is being amortized over a period of five years. The unamortized balance of goodwill at December 31, 1999 was Ps. 141,599.

e) All of the acquisitions were recorded pursuant to the purchase method of accounting

         The results of operations of the acquisitions made in 1999 have been included in the Company's combined financial statements from the month following the date of acquisition through the end of the period presented.

         The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions.

         The following pro forma unaudited combined financial data for the years ended December 31, 1998 and 1999 is based upon the historical financial statements of the Company adjusted to give effect to (i) the acquisitions as described above during 1999; and (ii) certain purchase accounting adjustments related to the amortization of goodwill, a reduction in interest income for the loss of interest on the amounts expended for the above acquisitions and adjustments for depreciation of amounts allocated to adjust to fair value of the net assets of the acquired entities. The pro forma adjustments assume that the acquisitions were made at the beginning of each year and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data does not purport to represent what the Company's operations would have actually been had such transactions in fact occurred or to predict the Company's results of operations.


                                                    Pro Forma combined America Movil
                                                    For the years ended December 31,
                                               --------------------------------------------
                                                       1998                  1999
                                               --------------------- ----------------------
Operating revenues:                            Ps.       10,631,062     Ps. 16,333,112
Net income                                                3,312,503          4,388,491
Earnings per share (in Mexican Pesos)                         0.229              0.303


9. Employee Benefits Obligations

a) Seniority premiums are paid upon termination of employment for any reason and may, at the discretion of the Company, be paid earlier if the employee so requests.

         In 1994, Telcel set up an irrevocable trust fund to cover the payment of the obligations for seniority premiums. It adopted the policy of making annual contributions to the fund. During 1997 and 1998 contributions to the fund totaled Ps. 272 and Ps. 279, respectively, and no contributions were made to the fund in 1999. These contributions are tax deductible for purposes of Mexican corporate income tax.

         The transition asset, past services and variances in assumptions are amortized over a thirteen-year period, which is the estimated average remaining working lifetime of Telcel's employees.

         In 1997, 1998 and 1999, seniority premium expense totaled Ps. 326, Ps. 333 and Ps. 608, respectively.

         An analysis of the net period cost for 1997, 1998 and 1999 is as follow:

                                                          1997               1998                1999
                                                   -----------------------------------------------------------

Service cost                                       Ps.         362    Ps.         393    Ps.         640
Interest cost                                                   76                 85                123
Expected return on plan assets                        (        106)      (        130)      (        149)
Amortization of transition amount                     (          6)      (          7)      (          6)
Recognized net actuarial loss                                            (          8)
                                                   -----------------------------------------------------------
Net period cost                                    Ps.         326    Ps.         333    Ps.         608
                                                   ===========================================================

         The change in the pension plan benefit obligation is as follows:

                                                                       1998                 1999
                                                                -----------------------------------------
Benefit obligation at the beginning of the year                 Ps.       1,248     Ps.       1,824
Service cost                                                                393                 640
Interest cost                                                                85                 123
Actuarial gain (loss)                                                       134        (        286)
Benefits paid                                                      (         36)       (         38)
                                                                -----------------------------------------
Benefit obligation at the end of the year                       Ps.       1,824     Ps.       2,263
                                                                =========================================

         An analysis of the seniority premium reserve at December 31, 1998 and 1999 is as follows:

                                                                       1998                 1999
                                                                -----------------------------------------
Projected benefit obligation                                    Ps.       1,824     Ps.       2,263
Plan asset                                                           (    1,844)         (    2,031)
Transition asset                                                             74                  67
Actuarial gain                                                              138                 469
                                                                -----------------------------------------
Net current liability                                           Ps.         192     Ps.         768
                                                                =========================================

Current benefit obligation                                      Ps.       1,824     Ps.       2,263
                                                                =========================================

         The change in employee benefit plan assets and plan funded status is as follows:

                                                                       1998                 1999
                                                                -----------------------------------------
Fair value of plan assets at beginning of year                  Ps.       1,741     Ps.       1,844

Real investment return                                                      103                 187

                                                                -----------------------------------------
Current benefit obligation                                      Ps.       1,844     Ps.       2,031
                                                                =========================================

                                                                       1998                 1999
                                                                -----------------------------------------

Funded status                                                   Ps.          20      Ps.  (        232)
Unrecognized net actuarial loss                                      (      138)          (        469)

Unrecognized net transition asset                                    (       74)          (          67)


                                                                -----------------------------------------
Accrued benefit cost                                            Ps. (       192)      Ps. (         768)
                                                                =========================================

         The net of inflation rates used to determine the actuarial present values of the benefit obligations at December 31, 1997, 1998 and 1999 are presented below for each of the economic assumptions.

                                       1997            1998           1999
                                  --------------- --------------- --------------
Discount rate                          7.6%            6.9%           6.9%
Expected return on plan assets         7.6%            6.9%           6.9%
Rate of compensation increase          0.9%            0.9%           0.9%


10. Accounts payable and accrued liabilities

         Accounts payable and accrued liabilities consist of the following:

                                      1998                    1999
                             ------------------------------------------------

Suppliers                    Ps.           747,871   Ps.         4,128,028
Accrued expenses                            28,679                 243,731
Guarantee deposit                          211,441                 309,393
Vendors                                      3,494                 335,984
Others                                           -                 111,092
                             ------------------------------------------------
Total                        Ps.           991,485   Ps.         5,128,228
                             ================================================


11. Analysis of Long-term Debt

         The Company's long-term debt consists of the following:

                                 Average        Average       Maturities              Balance at
                              interest rate  interest rates    from 2000             December 31,
                                  1998           1999*          through           1998            1999
                             ------------------------------------------------------------------------------
Banks, guaranteed by an
  affiliated company             Libor + 1.5    Libor + 1.5      2002       Ps.    177,653  Ps.    269,904
Other (1)                                               8.3      2003                               25,259
Banco GIT                                              20.0      2000                               38,455
Citibank                                               7.79      2000                               13,140
Banco del Agro                                         20.0      2000                               11,543
Other foreign banks                                    15.6      2004                               22,426
Financial leases                                       16.5      2004                               96,056

                                                                            -------------------------------
Total                                                                              177,653         476,783

Less: current portion of
   long-term debt                                                                  100,434         390,771
                                                                            -------------------------------

Long-term debt                                                              Ps.     77,219  Ps.     86,012
                                                                            ===============================

*Subject to variances in international and local rates.

(1) On February 12, 1999, a director and shareholder of TracFone, together with certain of his family members, acquired Ps. 25,259 of TracFone's debt directly from CellStar. This note payable bears interest at 8.33% with quarterly principal and interest payments beginning on April 30, 2000.

         The Company's weighted average cost of borrowed funds in 1999 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 10.72% (7% in 1998).

         An analysis of the foreign currency-denominated debt at December 31, 1999 is as follows:

                           Foreign        Exchange rate at         Pesos with             Pesos with
                          currency        December 31, 1999     purchasing power       purchasing power
                                         (pesos per unit of     as of December 31     as of September 30
                         (thousands)      foreign currency)           1999                   2000
                      -------------------------------------------------------------------------------------
  U.S. dollar                 36,384     Ps.       9.5222     Ps.         346,457   Ps.         367,764
  Guatemalan
     quetzal                  82,215               1.2492                 102,703               109,019
                                                              ---------------------------------------------
  Total                                                       Ps.         449,160   Ps.         476,783
                                                              =============================================

         Long-term debt maturities at December 31, 1999 are as follows:

                               Year ended
                               December 31,              Amount
                               ---------------------------------

                               2001                  Ps. 67,783
                               2002                      12,216
                               2003                       4,630
                               2004                       1,383
                                                     -----------
                               Total                 Ps. 86,012
                                                     ===========


12. Foreign Currency Position and Transactions

a) At December 31, 1998 and 1999, America Movil had the following foreign currency denominated assets and liabilities:

                                      Thousands of foreign currency
                                       1998                   1999
                               ----------------------------------------------
Assets

  U.S. dollar                               25,904              1,854,053
  Guatemalan quetzal                                              377,514

Liabilities

  U.S. dollar                   (           93,629)    (          381,975)
  Guatemalan quetzal                                   (          632,075)

         The exchange rates used to translate the above-mentioned amounts into Mexican pesos were Ps. 9.8650 and Ps. 9.5222 per U.S. dollar at December 31, 1998 and 1999, respectively, and Ps. 1.2492 per quetzal at December 31, 1999. At November 16, 2000 the exchange rates of the Mexican peso relative to the U.S. dollar and the Guatemalan quetzal were Ps. 9.4625 per U.S. dollar and Ps. 1.2198 per quetzal.

b) In the years ended December 31, 1998 and 1999, the Mexican subsidiaries of the Company had the following transactions denominated in foreign currencies. Currencies other than the U.S. dollar were translated to U.S. dollars using the average exchange rate for the year.


                                                     Thousands of U.S. dollars
                                           1997                 1998                 1999
                                    -------------------------------------------------------------
Net settlement revenues             $        17,568    $        10,996        $         5,991
Interest income                             271,023            112,718                241,074
Interest expense                                367              1,593                    487
Operating costs and expenses                 18,950            163,907                442,579


13. Commitments and Contingencies

a) The Company leases certain equipment used in its operations under capital leases. At December 31, 1999, the Company had the following commitments under non-cancelable leases are as follows:

                         Year ended
                        December 31,                               Amount
-------------------------------------------------------------------------------

2000                                                          Ps.       53,475
2001                                                                    57,078
2002                                                                     1,645
2003                                                                     1,138
2004                                                                        21
Total                                                                  113,357
Less interest                                                 (         17,301)
                                                              -----------------
Present valued of net minimum lease payments                            96,056
Less current installment                                      (         38,545)
                                                              -----------------
Long-term obligations at December 31, 1999                    Ps.       57,511
                                                              =================

b) As of December 31, 1999, the Company has entered into various leases (as a lessee) with related parties for the buildings in which its offices are located, as well as with owners of property where the Company has installed radio bases. The leases expire within one to five years. Rent charged to expenses was Ps. 40,958 in 1997, Ps. 57,072 in 1998 and Ps. 107,333 in 1999. Following is an
analysis of minimum rental payments due in the next five years. In some cases, the amount will be increased either based on the NCPI or on increases in appraisal values of the property.

Year ended December 31,
-----------------------
2000                                     Ps.      40,591
2001                                              34,094
2002                                              33,030
2003                                              30,065
2004                                              25,580
                                         ------------------------
                                         Ps.      163,360
                                         ------------------------

c) Where obligations of Telmex have been transferred to America Movil, consent of the relevant creditors will be required in order for America Movil to succeed to the rights and obligations of Telmex. Failure to obtain consent from creditors may require that Telmex remain liable for certain obligations of America Movil, including indebtedness and credit support provided to certain of its subsidiaries and affiliates. In such cases, America Movil will agree to indemnify Telmex.

d) In November 1995, Telcel's cellular competitor Grupo Iusacell, S.A. de C.V. ("Iusacell") commenced proceedings against Telmex and Telcel before the Competition Commission, claiming that Telmex engaged in anti-competitive practices such as cross-subsidization, predatory pricing and discrimination in access for the benefit of Telcel. In the petition, Iusacell requested that the Competition Commission impose sanctions against Telmex, including fines, an order requiring Telmex to sell Telcel and an order nullifying certain provisions in the interconnection agreement between Iusacell and Telmex. Telmex and Telcel are contesting these claims on the basis that their behavior has not been anti-competitive. If the Competition Commission were to find against Telmex and Telcel in this proceeding, Iusacell could seek damages in a separate proceeding against Telcel.

e) In January 2000, COC Services Ltd. ("CSL") filed a lawsuit against CompUSA, Inc. ("CompUSA") in the District Court of Dallas County, Texas asserting various contractual and tort claims against CompUSA arising out of a letter of intent concerning franchise retail stores in Mexico. The lawsuit also asserts claims against other defendants, including Grupo Carso, S.A. de C.V. ("Grupo Carso"), Grupo Sanborns, S.A. de C.V. ("Sanborns") and Carlos Slim Helu. CSL requests U.S.$150 million from CompUSA in actual damages for the breach of contract, tortious interference and conspiracy claims and U.S.$2 million in damages for the fraud claim, as well as U.S.$300 million in exemplary damages. CSL also seeks to recover interest, attorneys' fees and court costs. CompUSA and the other defendants filed motions seeking summary judgment on all claims against them and were heard on October 27, 2000. The judge has taken these motions under submission, but has not yet ruled on them. Although it is not possible to assess the outcome of this litigation at present, CompUSA has advised the Company that it intends to defend vigorously against the claims in this lawsuit.

f) In June 2000, the executive branch of the Guatemalan government issued declarations concerning Empresa Guatemalteca de Telecomunicaciones, or Guatel, a Guatemalan state agency that conducted the privatization of Telecomunicaciones de Guatemala, S.A. ("Telgua"). The declarations state that certain actions of Guatel relating to the privatization of Telgua were contrary to the interests of the Guatemalan state. In September 2000, the Guatemalan government commenced judicial proceedings against Guatel, Telgua and certain other parties involved in the privatization alleging improprieties in connection with the privatization and seeking reversal of the privatization. Telgua was formally notified of such proceedings on October 6, 2000. The Company is contesting the proceedings and expects that it will have an opportunity to be heard. Although the Company does not currently expect that the judicial proceeding will ultimately have consequences that are materially adverse to the Company's interests it is unable to predict the outcome of the proceedings. If the government ultimately prevails and pursues the most aggressive remedies, the Company may be required to transfer its interest in Telgua to Guatel or another agency of the Guatemalan government.

g) TracFone was a defendant in a lawsuit alleging among other items patent and trademark infringement. Pursuant to a settlement agreement dated July 14, 2000 between TracFone and the plaintiff, TracFone agreed to pay the plaintiff a total of U.S.$750 in exchange for the license rights without limitation, to use the patented software technology in the functions currently existing and being utilized by TracFone. The settlement also released the plaintiff from all and any other claims brought against it by the TracFone and released TracFone from all and any other claims brought against it by the plaintiff.

14. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31, 1998 and 1999. All of the companies are considered as America Movil's affiliates, as the Company's principal owners are also directly or indirectly, shareholders of these related parties.

                                                                   1998                   1999
                                                          -----------------------------------------------
Trade receivables:
    Sanborns' Hermanos, S.A. de C.V.                                             Ps.           54,753
    Telefonos del Noroeste, S.A. de C.V.                  Ps.            1,600                 21,577
    Telmex                                                                                    238,090
                                                          -----------------------------------------------
                                                                         1,600                314,420
Other receivables:
    Telecomunicaciones de Guatemala,  S.A.
       de C.V.                                                                                148,102
    Telecosmos de Honduras, S.A. (2)                                                           14,502
    Telecosmos de El Salvador, S.A. (2)                                                        10,981
    Seguros Inbursa, S.A. de C.V. (insurance)                                                  26,903
    Others                                                                                     17,110
                                                          -----------------------------------------------
                                                                         1,600                217,598
                                                          -----------------------------------------------
                                                          Ps.            1,600   Ps.          532,018
                                                          ===============================================

Accounts payable:
    Telmex (1)                                                                Ps.              36,902
    Others                                        Ps.               2,490                      16,713
                                                  -------------------------------------------------------
                                                                    2,490                      53,615
 Current portion of long-term debt: Telmex
                                                                   86,750                     394,107
                                                  -------------------------------------------------------
                                                  Ps.              89,240     Ps.             447,722
                                                  =======================================================

Long-term debt:
     Telmex                                       Ps.               6,578     Ps.           2,317,967
                                                  =======================================================

(1) Borrowings through disposition of Telmex's lines of credit with the following financial institutions: Societe Generale, Bank of America, Export Development Credit and Ericsson Telecom.

(2)  Working capital borrowings.

         The debt due to Telmex consist of the following:

                                                  Average       Maturities
                                                  Interest       From 1999       Balance at December 31
                                                 Rate 1999        Through        1998           1999
                                              --------------------------------------------------------------

Debt denominated in foreign currency                7.84%          2005      Ps.  93,328  Ps.   2,712,074
Less current portion of long-term debt                                          ( 86,750)      (  394,107)
                                                                             -------------------------------
Long-term debt                                                               Ps.   6,578  Ps.   2,317,967
                                                                             ===============================

The maturities of long-term debt due to Telmex at December 31, 1999 are as follows:

Year ended December 31,      2001                  Ps.                391,834
                             2002                                     390,104
                             2003                                     390,104
                             2004                                     390,104
                             2005                                     390,104
                             2006 and beyond                          365,717
                                                   ----------------------------
                                                   Ps.              2,317,967
                                                   ============================

b) The Company has included in cash and short-term investments in 1998 and 1999, Ps. 24,757,327 and Ps. 18,744,122, respectively, of commercial paper issued by an affiliated party.

         Interest earned for the years ended December 31, 1997, 1998 and 1999 was Ps. 1,932,169, Ps. 5,168,243 and Ps. 5,495,733, respectively.

c) In the years ended December 31, 1997, 1998 and 1999 the Company had the following significant transactions with related parties, mainly with Telmex:

                                                    1997              1998             1999
                                              -----------------------------------------------------
Revenues:
                                              -----------------------------------------------------
   CPP interconnection fees (1)                                                  Ps.     1,750,559
                                              -----------------------------------------------------
Expenses:
  Cost of sale and services:
      Payments of long distance, circuits and
       others (2)                               Ps.    901,203     Ps.   885,765 Ps.     1,238,470
                                              -----------------------------------------------------

  Commercial, administrative and general:
       Advertising                                     143,572            95,930           197,979
       Others, net                                      11,458            26,447            14,917
                                              -----------------------------------------------------
                                                       155,030           122,377           212,896
                                              -----------------------------------------------------

                                              -----------------------------------------------------
  Interest expense                                      25,662            10,763            87,292
                                              -----------------------------------------------------

(1) Interconnection fee from the "Calling Party Pays" program (CPP): incoming calls from a fixed line telephone to a wireless telephone. Prior to the spin-off Telcel had entered into interconnection agreements with Telmex. The interconnection agreements specify a number of connection points, locations of interconnection points, the method by which signals must be transmitted and received and the costs and fees of interconnection.

(2) Interconnection (cost): payments of interconnection for outgoing calls from the wireless network to the fixed line network.

(2) Long distance: payments for the use of national and international long-distance.

(2) Building and other cellular space leases.

d) Telcel has entered into various leasing and co-location agreements with a subsidiary of Telmex. Under these agreements, Telcel pays monthly fees for the use of Telmex's antenna and repetitor space, and is able to install its interconnection equipment (see table above).

e) Telcel purchases materials or services from a variety of companies that are under common control with Carso Global Telecom, S.A. de C.V. which is the controlling shareholder of America Movil. These include insurance and banking services provided by Grupo Financiero Inbursa, S.A. de C.V. and its subsidiaries. Telcel purchases these materials and services on terms no less favorable than it could obtain from unaffiliated parties, and would have access to other sources if its affiliates ceased to provide them on competitive terms (see table above).

15. Stockholders' Equity

a) The shares of America Movil were authorized and issued pursuant to the Telmex shareholders' meeting on September 25, 2000 approving the Spin-off. (see note
1a). Capital stock is represented by 14,485 million common shares with no par value, representing the fixed capital. An analysis is as follows:

              3,266 million series AA shares
                346 million series A shares
             10,873 million series L shares
        -----------
             14,485 total shares

b) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% of capital stock. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock. The Company's bylaws contemplate the possibility of the holders of series L shares exchanging such shares, in certain circumstances, for series AA shares, commencing January 1, 2001.

         Of the full voting stock of the Company, the series AA shares represented 90% and the series A shares represented 10% at December 31, 1999.

c) America Movil has not paid dividends since its establishment in September 2000. Dividends, if any, will be declared and paid in Mexican pesos.

16. Income Tax, Asset Tax and Employee Profit Sharing

a)  Mexico

1) The amount shown under income tax in the combined statements of income corresponds to the combined income tax determined individually by the subsidiaries. For the years ended December 31, 1997, 1998 and 1999 income tax provision totaled Ps. 778,049, Ps. 1,071,687 and Ps. 1,101,978, respectively, mainly due to the interest income generated by the Company's cash and short-term investments.

         America Movil is in the process of obtaining an authorization from the Ministry of Finance and Public Credit to file consolidated tax returns of its Mexican subsidiaries, effective in fiscal year 2001. Management believes that such authorization will be granted.

2) At December 31, 1999, the Company's Mexican subsidiaries had tax losses that can be carried forward during the next 10 years. These losses could be restated as of the date of its application against the tax result of the year with adjustment factors obtained from the NCPI. Restated losses as of December 31, 1999 and their expiration dates are as follows:

                                    Amount               Date
                          ---------------------------------------
                          Ps.      495,054             2006
                                   542,301             2007
                                     26,786            2008
                          ------------------------
                          Ps.    1,064,141
                          ========================

3) The asset tax is a minimum tax levied on the average value of most assets net of certain liabilities. Income tax may be credited against the asset tax so that the asset tax is payable only to the extent that it exceeds income tax. The asset tax for the years ended December 31, 1997, 1998 and 1999 was Ps. 37,835, Ps. 59,020 and Ps. 45,977, respectively.

         In conformity with a decree published on December 24, 1996, companies that determined accelerated tax depreciation in 1997, based on purchases of property and equipment made during that year have the option of crediting the statutory 34% tax rate on the accelerated tax depreciation against the asset tax. Since Telcel computed accelerated tax depreciation in 1997 on the purchases of property and equipment made in that same year, it applied the credit in 1997, 1998 and 1999 for Ps. 37,835, Ps. 59,020 and Ps. 45,977, respectively, thereby eliminating the asset tax provision of those years. At December 31, 1999, the remaining creditable amount of depreciation was Ps. 110,923, which may be recovered, restated for inflation based on the NCPI, in any of the next four years.

4) Effective January 1, 1999, the corporate income tax rate was increased from 34% to 35%. However, corporate taxpayers have the option of deferring a portion, so that the tax payable will represent 30% of taxable income (32% in 1999). The earnings on which there is a deferral of taxes must be controlled in a so-called "net reinvested tax profit" account ("CUFINRE"), to clearly identify the earnings on which the taxpayer has opted to defer payment of corporate income tax.

         If the Company opts for this tax deferral, starting in the year 2000, earnings will be considered to be distributed first from the CUFINRE account and any excess will be paid from the "net tax profit" account ("CUFIN") so as to pay the 5% deferred tax (3% for 1999).

         Any distribution of earnings in excess of the above mentioned account balances will be subject to payment of 35% corporate income tax.

         In addition, effective January 1, 1999, cash dividends received by individuals or residents abroad from corporate entities in Mexico, are subject to a 5% withholding tax on the amount of the dividend multiplied by 1.5385 (1.515 for dividends paid from the determined balance of the CUFIN account at December 31, 1998).

5) The following items represent the principal reasons for the differences between Mexican income taxes computed at the statutory tax rate and the Company's combined provision for income tax:

                                    Year ended December 31,
                               --------------------------------
                                  1997       1998       1999
                               --------------------------------
Statutory income tax rate         34.0%      34.0%      35.0%
Depreciation                    (137.3)      (8.3)      (5.8)
Financing costs                   57.8       24.2       25.0
Purchases                        (12.9)      (4.5)     (19.6)
Licenses (PCS)                     0.0      (28.0)       0.0
Amortization of commissions       86.5        0.0        0.0
Others                             2.2        3.8       (1.3)
Tax loss carryforwards             0.0        0.0      (12.2)
Provision for income tax          30.3       21.2       21.1

6) A new Mexican Accounting Principles Bulletin D-4 "Accounting for Income Tax, Asset Tax and Employee Profit Sharing," went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the computation of deferred income tax. Basically, the new bulletin requires that deferred income tax be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred income tax was recognized only on temporary differences that were considered to be nonrecurring and that had a known turnaround time.

         The initial effect of the adoption of new Bulletin D-4, at the beginning of the year 2000 was the recognition of deferred tax liabilities and a debit to shareholders' equity in the amount of Ps. 1,668,417. Also, it is expected that this bulletin will increase income tax provisions in future years.

         The new bulletin does not significantly affect the accounting for employee profit sharing.

7) The Company is required by the Mexican law to pay employee profit sharing to its Mexican employees in addition to their contractual compensation and benefits. The statutory rate for employee profit sharing in 1997, 1998 and 1999 was 10%, based on taxable income after eliminating certain effects of inflation and the restatement of depreciation expense.

b) Foreign Subsidiaries

         The foreign subsidiaries determine their income tax based on the individual results of each subsidiary and in conformity with the specific tax regimes of each country. The combined pretax income and income tax provisions of these subsidiaries in 1999 were Ps. 22,980 and Ps. 7,150, respectively.

17. Segments

         America Movil operates primarily in one segment (cellular services), however, as mentioned in note 1b above, the Company has international telecommunications operations as of December 31, 1999, in three different geographic regions: (i) Mexico, (ii) United States and Puerto Rico and (iii) Guatemala.

     The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

     The following summary shows the most important segment information:

                                       Year ended December 31,
                             1997                1998                1999
                      ----------------- -------------------- -------------------
Operating revenues:
Mexico                Ps.   5,834,022       Ps.9,371,590      Ps.   13,836,354
United States                                                          971,640
Guatemala                                                              546,729
                      -------------------- ------------------ ------------------
                       Ps. 5,834,022        Ps.9,371,590         Ps. 15,354,723
                      ==================== ================== ==================


                                                        December 31,
                                                 1998               1999
                                         ---------------------------------------

Plant, property and equipment, net
Mexico                                   Ps.    6,403,781     Ps. 11,299,145
United States                                                        221,352
Guatemala                                                            883,650
                                         ---------------------------------------
                                         Ps.    6,403,781     Ps. 12,404,147
                                         =======================================

Goodwill, net
Mexico                                   Ps.                  Ps.    969,749
United States                                                        888,224
                                         ---------------------------------------
                                         Ps.                  Ps.  1,857,973
                                         =======================================

Licenses, net
Mexico                                   Ps.    1,874,816     Ps.  1,744,552
Guatemala                                                            274,405
                                         ---------------------------------------
                                         Ps.    1,874,816     Ps.  2,018,957
                                         =======================================

18.      Subsequent Events

         The most important equity investments made by Telmex subsequent to December 31, 1999, and before the spin-off, and transferred to America Movil, are as follows:

Telecom Americas

The Company entered into an agreement with Bell Canada International Inc. ("BCI") and SBC International, Inc. ("SBCI") providing for the establishment of Telecom Americas Ltd. ("Telecom Americas"), a new joint venture company that will serve as the three parties' principal vehicle for expansion in Latin America. The joint venture agreement was signed by Telmex on September 25, 2000 and assigned to America Movil on November 7, 2000. The transaction closed on November 16, 2000. Under the agreement America Movil contributed to Telecom Americas at closing approximately U.S.$1.17 billion in cash and promissory notes.

In addition, the Company contributed its interests in ATL-Algar Telecom Leste S.A. ("ATL"), and has agreed to contribute its interests in Techtel-LMDS Comunicaciones Interactivas S.A. ("Techtel") to Telecom Americas by February 14, 2001 (see "Techtel" and "ATL" paragraphs below). If the Company is unable to obtain certain regulatory consents or otherwise fails to contribute Techtel to the joint venture prior to such date, the Company has agreed to negotiate in good faith with the other parties to agree on a way to contribute Techtel. If no agreement is reached, the Company will be required to contribute cash in order to maintain its 44.277% ownership interest in Telecom Americas.

         BCI contributed to Telecom Americas at closing approximately U.S.$1.00 billion in promissory notes. In addition, BCI contributed its interests in the Brazilian wireless operators Americel S.A. ("Americel") and Telet S.A. ("Telet"); Canbras Communications Corp. ("Canbras"), a Brazilian cable television and Internet access service provider; the Colombian wireless operators Comunicacion Celular S.A. ("Comcel") and Occidente y Caribe Celular S.A. ("Occel"); Genesis Telecom, C.A. ("Genesis"), a broadband wireless operator in Venezuela.

         SBCI contributed to Telecom Americas a portion of its interest in ATL and has agreed to contribute the balance of its interest upon the expiration or removal of certain regulatory restrictions in Brazil.

         America Movil and BCI each have a 44.277% equity interest in Telecom Americas and SBCI has an 11.446% equity interest. Telecom Americas is subject to complex provisions governing the rights of each shareholder with respect to management. In general, these provisions effectively require a consensus among the three shareholders in order to make significant decisions about Telecom Americas.

Techtel

         America Movil owns a 60% interest in Telcel Wireless Argentina, LLC (formerly Telecom Americas LLC ) ("Telcel Argentina"), a joint venture with Techint, one of Argentina's largest industrial groups. America Movil's interest in Telcel Argentina was acquired in July 2000, for approximately U.S. $148.5 million. Telcel Argentina controls Techtel, a company which provides data and video transfer solutions and value-added telecommunications services.

ATL

         America Movil owns an interest in ATL-Algar Telecom Leste, S.A. ("ATL"), the B-band cellular concessionaire in the states of Rio de Janeiro and Espirito Santo in Brazil. America Movil's interest in ATL was acquired in January 2000, for approximately U.S. $248.2 million. America Movil holds a 16.5% interest in ATL through Telecom Americas. ATL's revenues were Ps. 2,460 million for the year ended December 31, 1999.

Conecel

         America Movil owns a controlling interest in Consorcio Ecuatoriano de Telecomunicaciones, S.A. Conecel ("Conecel"), a cellular telecommunications provider in Ecuador. The company indirectly owns 60% of the capital stock of Conecel, and local investors own the remaining interest. The interest in Conecel was acquired in March 2000 for approximately U.S. $217.0 million. Conecel's revenues were Ps. 660 million for the year ended December 31, 1999.

CompUSA

         America Movil owns 49% of the capital stock of CompUSA, a retailer of personal computing equipment based in Dallas, Texas. The investment in CompUSA was acquired in March 2000, for approximately U.S. $458.9 million, following the completion of a tender offer in which Telmex and Sanborns acquired 100% of the capital stock of CompUSA. Sanborns is a subsidiary of Grupo Carso, which is an affiliate of the Company. CompUSA's revenues were Ps. 59,134 million for the year ended December 31, 1999.

Telgua

         America Movil owns 85.6% of the capital stock of America Central Tel, S.A. ("America Central", formerly Luca S.A.), which owns 95% of the capital stock of Telgua, a fixed-line and wireless telecommunications operator in Guatemala. America Movil's interest in America Central was acquired in March 2000, for approximately U.S. $171.5 million. Telgua's revenues were Ps. 2,571 million for the year ended December 31, 1999. In connection with the acquisition of the shares of Telgua, America Central is obligated to pay U.S.$350 million in October 2001 to a trustee on behalf of the Guatemalan Government, which bears interest at Libor plus 3%. The shares of Telgua are pledged to the trustee to secure the obligations of America Central.

19. Differences between Mexican and U.S. GAAP

         The Company's combined financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP").

         The accompanying reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican GAAP (Bulletin B-10), because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

         The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described below together with an explanation, where appropriate, of the method used to determine the adjustments that affect operating income, net income, total stockholders' equity and resources provided by operating and financing activities.

Cash Flow Information

         Under Mexican GAAP, the Company presents combined statements of changes in financial position, as described in Note 2.

         The changes in the combined financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

         Statement of Financial Accounting Standards No.95 ("SFAS No. 95"), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the increase (decrease) in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

         If the changes in trading securities and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:


                                                                   Year ended December 31,
                                                         1997               1998                1999
                                                   ---------------------------------------------------------
Operating activities:
      Net income                                   Ps.   1,966,448    Ps.   2,969,330    Ps.   2,667,582
      Depreciation and amortization                        606,815            821,472          1,618,922
      Deferred taxes                                  (    135,624)         1,169,549          1,792,112
      Monetary effect                                    5,425,411          6,475,568          4,453,508
      Equity in results of affiliates, minority
        interest and others                           (    105,747)      (     77,910)      (    310,715)
      Effect of exchange rate differences on debt          100,342       (    184,844)      (     19,487)
      Marketable securities                                                                 (  4,327,628)
Change in operating assets and liabilities                 368,865            153,843          1,465,825
                                                   -----------------  -----------------  -------------------
Resources provided by operating activities               8,226,510         11,327,008          7,340,119
                                                   -----------------  -----------------  -------------------
Financing activities:
      New loans and repayment of loans                (    521,775)      (    174,969)         2,356,185
      Increase in parent investment                      1,218,071          1,215,770          2,363,695
                                                   -----------------  -----------------  -------------------
Resources provided by financing activities                 696,296          1,040,801          4,719,880
                                                   -----------------  -----------------  -------------------

Resources used in investing activities                (  1,327,052)      (  3,722,972)      ( 11,107,077)
                                                   -----------------  -----------------  -------------------

Effect of inflation accounting                        (  5,448,281)      (  6,681,060)      (  4,719,429)
Net increase (decrease) in cash and short term
  Investments                                            2,147,473          1,963,777       (  3,766,507)
Cash and short-term investments at beginning
  of year                                               36,516,597         38,664,070         40,627,847
                                                   -----------------  -----------------  -------------------
Cash and short-term investments at end of year     Ps.  38,664,070    Ps.  40,627,847    Ps.  36,861,340
                                                   =================  =================  ===================

         Cash Flows from purchases and sales of trading securities during 1999 were Ps. 9,005,487 and Ps. 5,149,715, respectively.

         Net resources provided by operating activities reflect cash payments for interest, income tax and employee profit sharing as follows:

                                                                   Year ended December 31,
                                                          1997               1998               1999
                                                   ---------------------------------------------------------
Interest expense                                   Ps.      80,698    Ps.     150,148    Ps.     241,407
Income tax                                               1,035,250          1,942,024            582,561
Employee profit sharing                                           -            55,305             63,971

Capitalized Interest

         Under Mexican GAAP, the Company does not capitalize net financing costs on assets under construction. Under U.S. GAAP, interest on borrowings in foreign currencies or comprehensive financing cost for borrowings in pesos, must be considered an additional cost of constructed assets to be capitalized in plant, property and equipment and depreciated over the lives of the related assets. The amount of interest or net financing costs capitalized for U.S. GAAP purposes was determined by reference to the Company's average interest cost of outstanding borrowings.

Valuation of Plant, Property and Equipment

         As discussed in Note 6, through December 31, 1996, items comprising the telephone plant were restated based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser registered with the National Banking and Securities Commission. Since January 1, 1997, the valuation method of plant, property and equipment was modified, as the fifth amendment (as revised) to Bulletin B-10 eliminated the use of appraisals to restate plant, property and equipment.

         The alternate restatement method allowed by the fifth amendment (as revised) to Bulletin B-10, which was adopted in 1997 by the Company as described in Note 6, which allows for the use of the rate of inflation in the country of origin of imported telephone plant for the restatement, is not acceptable for U.S. GAAP reporting purposes. Accordingly, the difference between this method and the restatement of plant, property and equipment based on the NCPI was taken to the U.S. GAAP reconciliations.

         As a result of this comparison, plant, property and equipment and stockholders' equity increased by Ps. 151,892 in 1998 and Ps. 355,618 in 1999 and depreciation expense increased by Ps. 52,663 in 1997, Ps. 28,346 in 1998 and Ps. 108,638 in 1999, respectively.

         Plant, property and equipment at December 31, 1998 and 1999 under U.S. GAAP, is as follows:

                                                                  1998                    1999
                                                         ------------------------------------------------
Plant,  property and  equipment,  net, as reported under
Mexican GAAP                                             Ps.        6,403,781    Ps.       12,404,147
Effects of inflation                                                  151,892                 355,618
Capitalized interest                                                  301,737                 409,119
Cumulative depreciation of capitalized interest
                                                              (        67,761)        (       103,466)
                                                         ------------------------------------------------
Plant, property and equipment, net under U.S. GAAP
                                                         Ps.        6,789,649    Ps.       13,065,418
                                                         ================================================

         Depreciation expense for the years ended December 31, 1997, 1998 and 1999 under U.S. GAAP is as follows:

                                                                   Year ended December 31,
                                                          1997               1998               1999
                                                   ---------------------------------------------------------
Depreciation  expense as  reported  under  Mexican
GAAP                                               Ps.     484,998    Ps.     684,935    Ps.   1,129,029
Effects of inflation                                        52,663             28,346            108,638
Depreciation of capitalize interest                         19,338             24,943             35,706
                                                   ---------------------------------------------------------
Depreciation expense under U.S. GAAP               Ps.     556,999    Ps.     738,224    Ps.   1,273,373
                                                   =========================================================

Accrued Vacation Pay

         For purposes of the accompanying combined financial statements, the expense for vacation pay is recognized when paid rather than during the period in which it is earned by employees. For U.S. GAAP purposes, the Company has determined the accrued liability for vacation pay at December 31, 1997, 1998 and 1999, and accordingly, has adjusted the expense for vacation pay during the periods then ended.

Deferred Income Tax and Deferred Employee Profit Sharing

         Under Mexican GAAP, deferred income tax and deferred employee profit sharing are determined by the partial liability method of accounting, under which deferred income tax and deferred employee profit sharing (for purposes of this Note, collectively "deferred taxes") are provided for identifiable, non-recurring temporary differences (i.e., those that are expected to reverse over a definite period of time) at rates expected to be in effect at the time those temporary differences reverse.

         Statement of Financial Accounting Standards No. 109 ("SFAS No. 109") "Accounting for Income Taxes," requires deferred income tax be determined using the liability method for all temporary differences between financial reporting and tax bases of assets and liabilities and that such difference be measured at the enacted income tax rates for the years in which such taxes will be payable or refundable.

         The Company is required to pay employee profit sharing in accordance with Mexican labor law. Deferred employee profit sharing in the accompanying reconciliations has been determined following the guidelines of SFAS No.109. To determine operating income under U.S. GAAP deferred employee profit sharing and employee profit sharing expense have been included under the caption operating expenses.

         The effect of income tax and employee profit sharing on the difference between the indexed cost and the replacement cost valuation of fixed assets and inventories is applied as an adjustment to stockholders' equity. The related accumulated amount of income taxes at December 31, 1999 increased equity by Ps. 206,511, and decreased equity by Ps. 24,679 in 1998.

         The yearly changes in the accumulated amount for deferred taxes applied to equity from 1997 through 1999 are the following:

         1997     Ps.     (184,147)
         1998     Ps.       10,752
         1999     Ps.      231,189

         In 1997, 1998 and 1999, monetary (losses) gains of Ps. (10,415), Ps. 5,122 and Ps. (7,460), respectively, on the deferred taxes balance related to the difference between the indexed cost and replacement cost valuation of fixed assets and inventories, were taken to U.S. GAAP equity, netted as part of the change of the year.

         The deferred tax adjustment included in the net income and stockholders' equity reconciliations also includes the effect of deferred taxes on the other U.S. GAAP adjustments reflected in the respective summaries.

         Significant components of deferred taxes under U.S. GAAP at December 31, 1999 and 1998 are as follows:

                                           1998                                            1999
                        -------------------------------------------   -----------------------------------------------
                                        Employee                                         Employee
                          Income         Profit         Deferred         Income           Profit         Deferred
                            Tax          sharing         Taxes             Tax           sharing           Taxes
                        ---------------------------------------------------------------------------------------------
Deferred tax assets:
Allowances    for   bad
debts                   Ps. 46,212    Ps.  13,204     Ps.   59,416    Ps.   54,307     Ps.  10,521     Ps.   64,828
Tax loss carry forwards    752,790              -          752,790         389,075                          389,075
Accrued liabilities         63,218         18,060           81,278         161,627          42,294          203,921
Debt exchange loss                         10,973           10,973
NOL carryforward                                                           287,412                          287,412
Valuation allowance                                                     (  314,677)                        (314,677)
                        ------------  --------------  -------------   --------------   -------------   --------------
Total    deferred   tax
assets                     862,220         42,237          904,457         577,744          52,815          630,559
                        ------------  --------------  -------------   --------------   -------------   --------------
Deferred            tax
liabilities:
Fixed assets              (841,072)      (239,901)      (1,080,973)     (1,163,867)      ( 331,134)      (1,495,001)
Inventories               (122,763)       (35,075)       ( 157,838)     (  644,062)      ( 184,017)      (  828,079)
Capitalized interest
or net Financing cost     ( 81,893)     (  23,398)       ( 105,291)     (  106,979)      (  30,566)      (  137,545)

Licenses                  (578,191)     ( 179,787)       ( 757,978)     (  562,700)      ( 160,772)      (  723,472)
                        ------------  --------------  -------------   --------------   -------------   --------------
Total    deferred   tax
liabilities             (1,623,919)     ( 478,161)      (2,102,080)     (2,477,608)      ( 706,489)      (3,184,097)
                        ------------  --------------  -------------   --------------   -------------   --------------

Net deferred tax
liabilities            Ps.(761,699)   Ps.(435,924)   Ps.(1,197,623)  Ps.(1,899,864)    Ps.(653,674)   Ps.(2,553,538)
                        ============  ============== ==============  ===============   ============== ===============

         As mentioned in Note 16, the new Mexican Accounting Principle Bulletin D-4, went into effect on January 1, 2000. This new bulletin modifies the rules with respect to the accounting treatment for deferred income tax. Under the new accounting guidelines set-forth in this bulletin, the differences with US GAAP will comprise the accounting treatment for deferred employee profit sharing, which was not significantly affected by the new Mexican Accounting Principle, and the recognition of deferred taxes on all other US GAAP adjustments.

Employee Benefits Obligations

         The Company accrues expenses for the seniority premium plan on the basis of actuarial computations. The Company's funding policy has been in accordance with the projected unit credit method based on the provisions of bulletin D-3 issued by the Mexican Institute of Public Accountants for recording labor obligations by employers. This bulletin substantially follows the same basis for the computation of labor costs and related liability as prescribed by SFAS No. 87. The differences between D-3 and SFAS 87, as they relate the Company are not presented because such information is considered to be immaterial in relation to the combined financial statements taken as a whole.

Effects of Inflation Accounting on Approximate U.S. GAAP Adjustments

         To determine the net effect on the combined financial statements of recognizing the adjustments described above, it is necessary to recognize the effects of applying the Mexican GAAP inflation accounting provisions (described in Note 2) to such adjustments. These effects are taken into consideration in the preparation of U.S. GAAP reconciliations of net income, operating income and equity.

Disclosure about Fair Value of Financial Instruments

         In accordance with Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures about Fair Value of Financial Instruments," under U.S. GAAP it is necessary to provide information about the fair value of certain financial instruments for which it is practicable to estimate that value.

         The carrying amounts of cash and short-term investments, accounts receivable and accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments.

         The fair value of total debt, excluding capital leases, is estimated using discounted cash flow analyses based on current borrowing rates offered to the Company for debt of the same remaining maturities at December 31, 1999. As of December 31, 1998, the carrying value of total debt at December 31 is Ps.177,653 in 1998 and Ps 412,849 in 1999; the fair value is Ps. 177,653 at
December 31, 1998 and Ps. 412,509 at December 31, 1999.

Impairment of Assets

         Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. Based on current circumstances, it was not necessary to record any adjustment to the carrying value of the Company's long-lived assets.

Impairment of Goodwill

         Excess cost over the fair value of net assets acquired (or goodwill) generally is amortized on a straight-line basis over a five-year period. The carrying value of goodwill will be reviewed if the facts and circumstances suggest that it may be impair. If this review indicates that goodwill will not be recoverable, as determined based on the undiscounted cash flow of the entity acquired over the remaining amortization period, the Company's carrying value of goodwill will be reduce by the estimated shortfall of cash flow.

Minority Interest

         Under Mexican GAAP, minority interest is presented as a component of stockholders' equity, immediately after total majority stockholders' equity. Under US GAAP, minority interest is generally presented out of stockholders' equity.

         As a result of the above, for U.S. GAAP purposes the Company reclassified minority interest from stockholders' equity, decreasing its total stockholders' equity by Ps. 659,245 at December 31, 1999.

Reporting Comprehensive Income

         The Company has adopted for purposes of the U.S. GAAP reconciliations Statement No. 130, "Reporting Comprehensive Income." Statement No. 130 establishes rules for the reporting and disclosure of comprehensive income and the related components. However, such adoption had no impact on the Company's net income or stockholders' equity. Statement No. 130 requires the deficit from restatement of stockholders' equity, deferred taxes on the difference between indexed cost and replacement cost, and effect of translation of foreign entities, which prior to the adoption were reported separately in stockholders' equity, to be included in other comprehensive income. The U.S. GAAP statements of changes in stockholders' equity include the disclosure requirements of Statement No. 130.

         Cumulative effects of the deficit from restatement of stockholder's equity, deferred taxes on the difference between indexed cost and replacement cost, and effect of translation of foreign entities included in comprehensive income at December 31, 1999, are Ps. (31,230), Ps. 206,512 and Ps. (67,628),
which (decreased) increased stockholders' equity, respectively.

Accounting for the Cost of Computer Software Developed or Obtained for Internal Use

         In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1, which was effective beginning on January 1, 1999, requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal-use. Because the Company was already capitalizing such costs, SOP 98-1 did not have any significant effect on earnings or financial position.

Accounting for the Costs of Start-Up Activities

         In April 1998, the AICPA issued SOP 98-5, "Reporting the Cost of Start-Up Activities." The effective date of the SOP was January 1, 1999. It requires that start-up costs capitalized prior to January 1, 1999, be written-off and any future start-up costs be expensed as incurred. Because the Company is expensing such costs as incurred, the adoption of this guideline did not affect either earnings or financial position.

Recent Accounting Pronouncement

         In June 1999, the FASB issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133. Pursuant to SFAS No. 137, the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will be effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires, among other things, that all derivatives be recognized as either assets or liabilities in the balance sheet and that these instruments be measured at fair value. The Company has no derivative instruments and does not engage in hedging activities.

SAB-101 Revenue Recognition

Staff Accounting Bulletin No. 101 ("SAB 101") was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to certain revenue recognition transactions. The Company is currently evaluating the process for full implementation of the SEC's SAB-101 "Revenue Recognition" for U.S. GAAP purposes in the fourth quarter of 2000.

Summary

         Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                    Year ended December 31,
                                                         1997                1998                 1999
                                                   -----------------------------------------------------------

Net income as reported under Mexican GAAP          Ps. 1,830,028       Ps. 3,998,546        Ps. 4,317,122
Approximate U.S. GAAP adjustments:
Capitalized interest or net financing cost                47,367              90,953              107,383
Depreciation of capitalized interest                  (   19,338)         (   24,943)          (   35,706)
Accrued vacation pay                                  (    8,787)         (   11,562)          (   30,890)
Deferred income tax on U.S. GAAP adjustments          (   14,283)         (   31,068)          (   24,041)
Deferred income tax                                      206,533          (  900,531)          (1,437,655)
Deferred employee profit sharing on U.S. GAAP
adjustments                                           (    4,201)         (    8,534)          (    6,869)
Deferred employee profit sharing                      (   52,426)         (  229,416)          (  323,547)
Difference between the restatement of
  depreciation expense based on specific
  indexation factors and on the basis of the
  NCPI                                                (   52,663)         (   28,346)          (  108,638)
Effects of inflation accounting on U.S. GAAP
  adjustments.                                            34,218             114,231              210,423
                                                   -----------------   ------------------  -------------------
Total approximate U.S. GAAP adjustments, net             136,420          (1,029,216)          (1,649,540)
                                                   -----------------   ------------------  -------------------
Approximate net income under U.S. GAAP             Ps. 1,966,448       Ps. 2,969,330        Ps. 2,667,582
                                                   =================   ==================  ===================
Common shares  outstanding as of
September 25,2000 (in millions):                          14,485              14,485               14,485

Approximate net income per share under U.S.
  GAAP (in pesos):                                 Ps.     0.136     Ps.       0.205       Ps.      0.184
                                                   =================   ==================  ===================


         After giving effect to the foregoing approximate adjustments for accrued vacation pay, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI; as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled Ps 58,020, Ps. 1,591,799 and Ps. 1,616,887, in 1997, 1998 and 1999, respectively.



                                                                             December 31,
                                                                      1998                  1999
                                                               -----------------------------------------

Total stockholders' equity under Mexican GAAP                  Ps.  49,084,231        Ps.  56,179,420
Approximate U.S. GAAP adjustments, net of effects
  of inflation on monetary items:
Capitalized interest or net financing cost                             301,737                409,119
Accumulated depreciation of capitalized interest or
  net financing cost                                              (     67,761)          (    103,466)
Accrued vacation pay                                              (     37,372)          (     62,846)
Deferred income tax from US GAAP                                  (     68,811)          (     84,982)
Deferred income tax from Mexican GAAP                             (    673,694)          (  1,975,501)
Deferred employee profit sharing from US GAAP                     (     19,660)          (     24,281)
Deferred employee profit sharing from Mexican GAAP                (    410,779)          (    675,285)
Deferred taxes on the difference between the indexed
  cost and replacement cost valuation of fixed assets
  and inventories                                                 (     24,679)               206,511
Minority interest                                                                        (    659,245)
Difference between the restatement of fixed assets and
  inventories based  on  specific indexation factors and
  on the basis of the NCPI                                             151,892                355,618
                                                               -------------------    ------------------
Total approximate U.S. GAAP adjustments, net                      (    849,127)          (  2,614,358)
                                                               -------------------    ------------------

Approximate total stockholders' equity under U.S. GAAP         Ps.  48,235,104        Ps.  53,565,062
                                                               ===================    ==================


                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                         Combined Statements of Changes in Stockholders' Equity
                          Under U.S. GAAP at December 31, 1997, 1998 and 1999
              (Thousands of Constant Pesos with purchasing power as of September 30, 2000)

                                                                                                Retained Earnings
                                                           Parent investment   Legal Reserve     Unappropriated         Total
                                                          --------------------------------------------------------------------------

Balances at January 1, 1997                               Ps.    42,631,780  Ps.    39,130    Ps.(    1,614,398)    Ps. (1,575,268)
Increase in parent investment, net                                1,218,071
Comprehensive income:
  Net income for the year                                                                             1,966,448          1,966,448
  Other comprehensive income:
    Deferred taxes allocated to equity, net of inflation
    Deficit from holding nonmonetary assets

Total comprehensive income


                                                          ------------------ ---------------  --------------------  ----------------
Balances at December 31, 1997                                    43,849,851         39,130              352,050            391,180
Increase in parent investment, net                                1,215,770
Comprehensive income:
  Net income for the year                                                                             2,969,330          2,969,330
  Other comprehensive income:
    Deferred taxes allocated to equity, net of inflation
    Surplus from holding nonmonetary assets

Total comprehensive income


                                                          ------------------ ---------------  --------------------  ----------------
Balances at December 31, 1998                                    45,065,621         39,130            3,321,380          3,360,510
Increase in parent investment, net                                2,363,695
Increase in legal reserve                                                           92,015        (      92,015)
Comprehensive income:
  Net income for the year                                                                             2,667,582          2,667,582
  Other comprehensive income:
    Effect of conversion in foreign entities of the year
    Deferred taxes allocated to equity, net of inflation
    Surplus from holding nonmonetary assets

Total comprehensive income

Balances at December 31, 1999                             Ps.    47,429,316  Ps.   131,145    Ps.     5,896,947     Ps.  6,028,092
                                                          ================== ===============  ====================  ================



                                                              Accumulated other         Comprehensive
                                                            comprehensive income           income                  Total
                                                          ------------------------------------------------------------------

Balances at January 1, 1997                               Ps.    (        68,364)                           Ps.    40,988,148
Increase in parent investment, net                                                                                  1,218,071
Comprehensive income:
  Net income for the year                                                           Ps. 1,966,448                   1,966,448
  Other comprehensive income:
    Deferred taxes allocated to equity, net of inflation          (      184,147)       ( 184,147)              (     184,147)
    Deficit from holding nonmonetary assets                       (       80,308)       (  80,308)              (      80,308)
                                                                                    --------------------
Total comprehensive income                                                          Ps. 1,701,993
                                                                                    ====================

                                                          ------------------------                          -------------------
Balances at December 31, 1997                                     (      332,819)                                  43,908,212
Increase in parent investment, net                                                                                  1,215,770
Comprehensive income:
  Net income for the year                                                           Ps. 2,969,330                   2,969,330
  Other comprehensive income:
    Deferred taxes allocated to equity, net of inflation                  10,752           10,752                      10,752
    Surplus from holding nonmonetary assets                              131,040          131,040                     131,040
                                                                                    --------------------
Total comprehensive income                                                          Ps. 3,111,122
                                                                                    ====================

                                                          ------------------------                          -------------------
Balances at December 31, 1998                                     (      191,027)                                  48,235,104
Increase in parent investment, net                                                                                  2,363,695
Increase in legal reserve
Comprehensive income:
  Net income for the year                                                           Ps. 2,667,582                   2,667,582
  Other comprehensive income:
    Effect of conversion in foreign entities of the year          (       67,628)       (  67,628)              (      67,628)
    Deferred taxes allocated to equity, net of inflation                 231,189          231,189                     231,189
    Surplus from holding nonmonetary assets                              135,120          135,120                     135,120
                                                                                    --------------------
Total comprehensive income                                                          Ps. 2,966,263
                                                                                    ====================
Balances at December 31, 1999                             Ps.            107,654                            Ps.    53,565,062
                                                          ========================                          ===================
See accompanying notes.


                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                                 AS OF SEPTEMBER
                                    30, 2000


                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                              Statements of Income

                                   (Unaudited)

                     (Thousands of Constant Pesos as of September 30, 2000, except for earnings per share)

                                                                           Nine Months ended September 30,
                                                              -----------------------------------------------------------
                                                                                                           Millions
                                                                                                        of U.S. dollars
                                                                      1999                2000               2000
                                                              -----------------------------------------------------------
                                                                   Combined           Consolidated
Operating revenues:
  Services:
     Usage charges                                            Ps.       4,654,233 Ps.    10,621,508    $           1,127
     Monthly rent                                                       2,731,089         3,284,255                  348
     Long-distance                                                        938,809         1,803,316                  191
     Other services                                                       166,269           395,838                   42
  Telephone equipment sales and other:

     Sales of handsets and accessories                                  1,541,124         2,219,205                  235
     Other revenues                                                       215,922           825,680                   88
                                                              -----------------------------------------------------------
                                                                       10,247,446        19,149,802                2,031
                                                              -----------------------------------------------------------
Operating costs and expenses:
  Cost of sales and services                                            3,880,733         7,806,185                  828
  Cost of sales and services with related parties
      (Note 9)                                                            901,532         1,776,381                  189
  Commercial, administrative and general                                2,994,112         4,789,640                  508
  Commercial, administrative and general with
     related parties (Note 9)                                              11,341            19,850                    2
  Depreciation and amortization                                           845,316         2,067,190                  219
                                                              -----------------------------------------------------------
                                                                        8,633,034        16,459,246                1,746
                                                              -----------------------------------------------------------
Operating income                                                        1,614,412         2,690,556                  285
                                                              -----------------------------------------------------------
Comprehensive financing (income) cost:

  Interest income                                                (      7,258,760)   (    3,628,969)                (385)
  Interest expense                                                        120,582           361,395                   38
  Interest expense with related parties (Note 9)                           46,721        287,393                      30
  Exchange loss, net                                                    1,386,715            52,123                    6
  Monetary effect                                                       3,666,145         1,822,900                  193
                                                              -----------------------------------------------------------
                                                                 (      2,038,597)   (   1,105,158)                 (118)
                                                              -----------------------------------------------------------
Income before income tax and employee
  profit sharing                                                        3,653,009         3,795,714                  403
                                                              -----------------------------------------------------------
Provisions for:
  Income tax                                                              726,812        1,798,460                   191
  Employee profit sharing                                                 130,107           112,001                   12
                                                              -----------------------------------------------------------
                                                                          856,919         1,910,461                  203
                                                              -----------------------------------------------------------
Income before equity in results of affiliates
  and minority interest                                                 2,796,090         1,885,253                  200
Equity in results of affiliates                                            48,613    (      465,433)                 (49)
                                                              -----------------------------------------------------------
Income before minority interest                                         2,844,703         1,419,820                  151
Minority interest in loss of subsidiaries                                 114,028           159,640                   17
                                                              -----------------------------------------------------------
Net income                                                    Ps.       2,958,731 Ps.     1,579,460    $             168
                                                              ===========================================================
Common shares outstanding (in millions)                                    14,485            14,485               14,485
Net income per share                                                        0.204             0.109                0.012


See accompanying notes.
                                      F-43


                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES
                                 Balance Sheets
             (Thousands of Constant Pesos as of September 30, 2000)

                                                                      -----------------------------------------------------------
                                                                                                                  Millions
                                                                                                                   of U.S.
                                                                            Combined         Consolidated          dollars
                                                                      -----------------------------------------------------------
                                                                          December 31,       September 30,       September, 30
                                                                              1999               2000                2000
                                                                      -----------------------------------------------------------
                                                                            (Note 1)        (Unaudited)
Assets
Current assets:


   Cash and short-term investments                                    Ps.    36,861,340    Ps.    28,675,032  $     3,041
    Marketable securities (Note 3)                                            4,327,628
   Accounts receivable, net (Note 4)                                          1,736,282            3,921,209          416
   Related parties (Note 9)                                                     532,018            1,383,466          147
   Inventories, net                                                           2,143,301            1,827,009          194
   Prepaid expenses and other assets                                            318,272              577,173           61
                                                                      -----------------------------------------------------------
Total current assets                                                         45,918,841           36,383,889        3,859
Plant, property and equipment, net (Note 5)                                  12,404,147           27,065,561        2,871
Licenses, net (Note 6)                                                        2,018,957            2,349,926          249
Investments in affiliates and others (Note 7)                                 3,172,139            9,938,053        1,054
Goodwill, net (Note 7)                                                        1,857,973            7,676,627          814
                                                                      -----------------------------------------------------------
Total assets                                                          Ps.    65,372,057    Ps.    83,414,056  $     8,847
                                                                      ===========================================================

Liabilities and stockholders' equity Current liabilities:

    Current portion of long-term debt (Note 8)                        Ps.       390,771    Ps.     1,850,006  $       196
    Accounts payable and accrued liabilities                                  5,128,228            6,817,430          723
    Taxes payable (Note 11)                                                     650,137            2,759,718          293
    Related parties (Note 9)                                                    447,722              473,467           50
                                                                      -----------------------------------------------------------
Total current liabilities                                                     6,616,858           11,900,621        1,262

Long-term debt (Note 8)                                                          86,012            4,750,788          504
Related parties (Note 9)                                                      2,317,967              443,069           47
Deferred credits                                                                171,800              223,321           24
                                                                      -----------------------------------------------------------
Total liabilities                                                             9,192,637           17,317,799        1,837
                                                                      -----------------------------------------------------------
Stockholders' equity (Note 10):

     Parent investment                                                       47,429,316
     Capital stock                                                                                26,846,098        2,847
     Capital contributions                                                                        28,689,105        3,043
Retained earnings:
    Unappropriated results of prior years                                     4,417,858            6,759,480          717
    Net income for the period                                                 4,317,122            1,579,460          168
                                                                      -----------------------------------------------------------
                                                                              8,734,980            8,338,940          885

Deficit from restatement of stockholders' equity                          (     576,493)        (    354,655)         (38)
Effect of translation of foreign entities                                 (      67,628)             382,826           41
Cumulative effect of deferred income taxes                                                      (  1,452,141)        (154)
                                                                      -----------------------------------------------------------
Total majority stockholders' equity                                          55,520,175           63,902,314        6,778
Minority interest                                                               659,245            2,193,943          232
                                                                      -----------------------------------------------------------
Total stockholders' equity                                                   56,179,420           66,096,257        7,010
                                                                      -----------------------------------------------------------
Total liabilities and stockholders' equity                            Ps.    65,372,057    Ps.    83,414,056  $     8,847
                                                                      ===========================================================



See accompanying notes.
                                      F-44

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

           Consolidated Statements of Changes in Stockholders' Equity
                                   (Unaudited)
             (Thousands of Constant Pesos as of September 30, 2000)
                   Nine-month period ended September 30, 2000


                                                                                                Retained Earnings
                                                                                  -------------------------------------------------
                                                 Parent investment     Capital       Capital          Legal
                                                                        Stock      contributions     reserve         Unappropriated
                                                -----------------------------------------------------------------------------------

Balances at December 31, 1999                   Ps.     47,429,316                                  Ps. 131,145   Ps.   8,603,835
Cumulative effect of deferred income taxes at
   at the beginning of the year                                                                                        (1,975,500)
Contribution to the parent Company of an
   account receivable held by a former
   affiliated party                                      6,601,492
Increase in parent investment, net                       1,504,395
Allocation of the effects of the spin-off         (     55,535,203) Ps.26,846,098 Ps. 28,689,105
Minority interest
Effect of translation of foreign entities
Deferred income taxes on the difference between
   the indexed cost and replacement cost
   valuation of fixed assets and inventories
   allocated to equity, net of inflation
Deficit from holding nonmonetary assets
Net income for the period                                                                                               1,579,460
                                                -----------------------------------------------------------------------------------
Balances at September 30, 2000                  Ps.                 Ps.26,846,098 Ps. 28,689,105    Ps. 131,145 Ps.     8,207,795
                                                ===================================================================================




                                             Retained Earnings
                                             -----------------
                                                                   Deficit from
                                                                   restatement          Effect of
                                                                        of             translation       Total majority
                                                                  stockholders'        of foreign        stockholders'
                                                   Total              equity            entities             equity
                                               --------------------------------------------------------------------------

Balances at December 31, 1999                   Ps.  8,734,980 Ps.   (   576,493)   Ps.(    67,628)   Ps.   55,520,175
Cumulative effect of deferred income taxes at
   at the beginning of the year                    ( 1,975,500)          307,083                         (   1,668,417)
Contribution to the parent Company of an
   account receivable held by a former
   affiliated party                                                                                          6,601,492
Increase in parent investment, net                                                                           1,504,395
Allocation of the effects of the spin-off
Minority interest
Effect of translation of foreign entities                                                  450,454             450,454
Deferred income taxes on the difference between
   the indexed cost and replacement cost
   valuation of fixed assets and inventories
   allocated to equity, net of inflation                                 216,276                               216,276
Deficit from holding nonmonetary assets                             (    301,521)                          (   301,521)
Net income for the period                            1,579,460                                               1,579,460
                                               --------------------------------------------------------------------------
Balances at September 30, 2000                   Ps. 8,338,940  Ps. (    354,655)   Ps.    382,826    Ps.   63,902,314
                                               ==========================================================================







                                                                       Total
                                                   Minority        stockholders'
                                                   interest           equity
                                               ------------------------------------

Balances at December 31, 1999                    Ps.  659,245 Ps.     56,179,420
Cumulative effect of deferred income taxes at
   at the beginning of the year                                  (     1,668,417)
Contribution to the parent Company of an
   account receivable held by a former
   affiliated party                                                    6,601,492
Increase in parent investment, net                                     1,504,395
Allocation of the effects of the spin-off
Minority interest                                   1,534,698          1,534,698
Effect of translation of foreign entities                                450,454
Deferred income taxes on the difference between
   the indexed cost and replacement cost
   valuation of fixed assets and inventories
   allocated to equity, net of inflation                                 216,276
Deficit from holding nonmonetary assets                            (     301,521)
Net income for the period                                              1,579,460
                                               ------------------------------------
Balances at September 30, 2000                   Ps.2,193,943   Ps.   66,096,257
                                               ====================================





See accompanying notes.

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                   Statements of Changes in Financial Position
                                   (Unaudited)
             (Thousands of Constant Pesos as of September 30, 2000)

                                                                         Nine Months ended September 30,
                                                              ------------------------------------------------------
                                                                                                      Millions
                                                                                                   of U.S. dollars
                                                                    1999              2000              2000
                                                              ------------------------------------------------------
                                                                  Combined        Consolidated
Operating activities:

  Net income                                                  Ps.    2,958,731  Ps.    1,579,460  $        168
  Add (deduct) items not requiring the use of resources:
    Depreciation                                                       645,666         1,313,118           139
    Amortization                                                       199,650           754,072            80
    Deferred taxes                                                                       787,545            84
    Equity in results of affiliates                                 (   48,613)          465,433            49
    Minority interest                                                ( 114,028)         (159,640)          (17)
  Changes in operating assets and liabilities:

    Accounts receivable                                               (371,944)       (1,168,128)         (124)
    Prepaid expenses                                                 ( 316,876)         (222,877)          (24)
    Inventories for sale                                              (519,042)          563,505            60
    Accounts payable and accrued liabilities                           962,247            90,779            10
    Related parties                                                    402,336          (861,080)          (91)
    Taxes payable                                                      277,202          (298,322)          (32)
                                                              ------------------------------------------------------
Resources  provided by operating activities                          4,075,329         2,843,865           302
                                                              ------------------------------------------------------

Financing activities:

    Related parties                                                    756,729        (1,874,898)         (199)
    Debt                                                               (43,812)         (317,172)          (34)
    Increase in  parent investment                                   2,139,230         8,105,887           860
                                                              ------------------------------------------------------
Resources provided by financing activities                           2,852,147         5,913,817           627
                                                              ------------------------------------------------------

Investing activities:
    Investment in telephone plant                                   (2,694,862)      (10,178,276)       (1,080)
    Investment in subsidiaries and affiliated companies            ( 1,506,755)      (11,093,342)       (1,176)
    (Investment) disposal of marketable securities                 ( 1,359,225)        4,327,628           459
                                                              ------------------------------------------------------
Resources used in investing activities                              (5,660,842)      (16,943,990)       (1,797)
                                                              ------------------------------------------------------

Net increase (decrease) in cash and short-term
   investment                                                        1,366,634       (8,186,308)           (868)
Cash and short-term investments at beginning of the
   period                                                           40,627,847        36,861,340          3,909
                                                              ------------------------------------------------------
Cash and short-term investments at end of the period          Ps.   41,994,481  Ps.   28,675,032  $       3,041
                                                              ======================================================

See accompanying notes.
                                      F-46

                  AMERICA MOVIL, S.A. DE C.V. AND SUBSIDIARIES

                    Notes to Unaudited Consolidated Financial
                  Statements (Amounts in thousands of constant
                         pesos as of September 30, 2000)

1. Description of the Business and basis of presentation

a) Description of the Business.

         America Movil was established in September 25, 2000 in a spin-off (the "Spin-off") from Telefonos de Mexico, S.A. de C.V. ("Telmex"). America Movil and its subsidiaries (collectively the "Company" or "America Movil") is the leading provider of wireless communications services in Mexico.

         America Movil has subsidiaries and joint ventures in the telecommunications sector in Guatemala, Ecuador, Argentina, Brazil, Puerto Rico, and the United States.

         As of September 30, 2000, America Movil holds equity interest in the following companies:

   Name of Company                                                                      Jurisdiction of            Percentage
   ---------------                                                                       Establishment               Owned
                                                                                         -------------               -----

   Sercotel, S.A. de C.V.                                                                Mexico                      100.0%
         Radiomovil Dipsa, S.A. de C.V. ("Telcel")                                       Mexico                      100.0
              Cellular Communications of Puerto Rico, Inc.                               Puerto Rico                  50.0
              SubDipsa Treasury L.L.C.                                                   Delaware                    100.0
              Inmobiliaria Los Cantaros, S.A. de C.V.                                    Mexico                      100.0
         TracFone Wireless, Inc.                                                         Florida                      97.4
              Comm South Companies, Inc.                                                 Texas                        97.4
         Global Central America, S.A. de C.V.                                            Mexico                       90.8
         Telecomunicaciones de Guatemala, S.A. C.V. ("Telgua")                           Guatemala                    81.3
         Techtel-LMDS Comunicaciones Interactivas, S.A. ("Techtel")                      Argentina                    60.0
         Consorcio Ecuatoriano de Telecomunicaciones, S.A. ("Conecel") Conecel           Ecuador                      60.0
         Empresas Cablevision, S.A. de C.V.                                              Mexico                       49.0
         CompUSA, Inc.                                                                   Delaware                     49.0
         ATL-Algar Telecom Leste, S.A. ("ATL")                                           Brazil                       16.5
         Inmobiliaria El Recuerdo, S.A. de C.V.                                          Mexico                      100.0
         Inmobiliaria Las Trufas, S.A. de C.V.                                           Mexico                      100.0
         FirstMark Comunicaciones Espana, S.A.                                           Spain                        17.5
         Network Access Solutions                                                        Delaware                      5.9

b) Basis of Presentation

           The accompanying unaudited consolidated financial statements are presented on the same basis of accounting as described in the audited combined financial statements of the Company as of December 31, 1998, 1999 and for the three years in the period ended December 31, 1999, and have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 2000 are not necessarily indicative of the results that may be expected for the year ended December 31, 2000.

           The combined balance sheet as of December 31, 1999 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the combined financial statements at December 31, 1999 and footnotes thereto included elsewhere in this registration statement.

2. Significant accounting policies

a) Consolidation

           The September 30, 2000, unaudited consolidated financial statements, include the accounts of America Movil and those of the subsidiaries mentioned in
Note 1. Intercompany balances and transactions were eliminated in the consolidation.

           The minority interest principally relates to the Company's foreign subsidiaries.

b) Recognition of the Effects of Inflation on the Financial Statements

           The unaudited consolidated financial statement were prepared in accordance with Bulletin B-10 ("Accounting Recognition of the Effects of Inflation on Financial Information"), as amended, as described in the audited annual combined financial statements; consequently, all financial statements presented herewith were restated to constant pesos as of September 30, 2000. The Mexican National Consumer Price Index (NCPI) as of September 30, 2000, was 327.910.

c) Convenience Translation

           United States dollar amounts as of September 30, 2000 shown in the financial statements have been included solely for the convenience of the reader and are translated from pesos with purchasing power as of September 30, 2000, as a matter of mathematical computation only, at an exchange rate of Ps. 9.4290 to U.S.$ 1.00, the September 30, 2000 exchange rate. Such translations should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate.

3. Marketable securities

           Marketable securities were held for trading purposes and included foreign government bonds and equity securities.

           During 2000, the Company disposed of these marketable securities. Net realized gains on trading securities for the nine-month period ended September 30, 2000 totaled Ps. 180,077.

4. Accounts Receivable

           Accounts receivable consist of the following:

                                                           December 31, 1999        September 30, 2000
                                                        ------------------------- -----------------------
Suscribers and interconnection

   receivables from cellular operators                  Ps.      1,131,232        Ps.      1,988,644
Retailers                                                          167,735                   703,748
Williams International ATL, Ltd.                                                             695,240
Creditable taxes                                                   259,044                   277,562
Other receivables                                                  327,344                   567,253
                                                        ------------------------- -----------------------
                                                                 1,885,355                 4,232,447
Less:
Allowance for doubtful accounts                                   (149,073)                 (311,238)
                                                        ------------------------- -----------------------
Net                                                     Ps.      1,736,282         Ps.     3,921,209
                                                        ========================= =======================

         Activity in the allowance for doubtful accounts for the nine-month periods ended September 30, 1999 and 2000 was as follows:

                                   September 30, 1999       September 30, 2000
                                ------------------------------------------------

Opening balance December 31     Ps.(       132,036)       Ps.(       149,073)
Additions:
Charge to costs and expenses       (       122,944)          (       244,519)
Deductions:
Adjustments to reserves                    140,520                    82,354
                                ------------------------------------------------
Ending balance                  Ps. (      114,460)       Ps. (      311,238)
                                ================================================

5. Plant, Property and Equipment

           Plant, property and equipment consist of the following:

                                                                          December 31,                 September 30,
                                                                              1999                          2000
                                                                  ----------------------------- -----------------------------

Telephone plant and equipment                                     Ps.          10,936,024       Ps.          21,200,394
Land and buildings                                                                103,302                       503,856
Other assets                                                                    1,508,258                     3,180,111
                                                                  ----------------------------- -----------------------------
                                                                               12,547,584                    24,884,361
Less: accumulated depreciation                                       (          3,742,253)         (          5,910,738)
                                                                  ----------------------------- -----------------------------
Net                                                                             8,805,331                    18,973,623
Construction in progress and advances
  to equipment suppliers                                                        3,205,529                     6,551,552
Inventories for use in construction of the   telephone plant
                                                                                  393,287                     1,540,386
                                                                  ----------------------------- -----------------------------
Total                                                             Ps.          12,404,147       Ps.          27,065,561
                                                                  ============================= =============================

           Included in plant, property and equipment are the following assets held under capital leases.

                                     December 31,              September 30,
                                         1999                      2000
                               -------------------------------------------------
Assets under capital leases    Ps.             120,819   Ps.           117,470
Less accumulated depreciation        (          26,874)     (           42,540)
                               -------------------------------------------------
                               Ps.              93,945   Ps.            74,930
                               =================================================

a) Depreciation expense for the nine-month periods ended September 30, 1999 and 2000 was Ps. 645,666 and Ps. 1,313,118, respectively.

b) During 2000, Telcel invested Ps. 6,960 million for the improvement of its microwave network.

c) Plant, property and equipment increased significantly due to the series of acquisitions made in the first nine months of 2000, mainly with the acquisition of Telgua and Conecel that as of September 30, 2000, had fixed assets of Ps. 5,186 million and Ps. 933 million, respectively.

6. Licenses

           As of December 31, 1999 and September 30, 2000 licenses are as follows:

                                      1999                        2000
                           --------------------------- -------------------------

Investment                 Ps.           2,558,537     Ps.           3,138,489
Accumulated amortization         (         539,580)          (         788,563)
                           --------------------------- -------------------------
Net                        Ps.           2,018,957     Ps            2,349,926
                           =========================== =========================

         Amortization expense for nine-month periods ended September 30, 1999 and 2000 was Ps. 100,912 and Ps. 138,463, respectively.

         Conecel owns licenses in Ecuador to operate its cellular network for fifteen years. Conecel paid approximately U.S.$57 million for these licenses.

         Telgua owns frequency licenses in Guatemala to operate its fixed network for fifteen years. Telgua paid approximately U.S.$8 million for these licenses.

7. Investments

         An analysis at December 31, 1999 and September 30, 2000 is as follows:

                                     December 31,             September 30,
                                         1999                      2000
                              ------------------------- ---------------------
Investments in:
           Affiliates         Ps.       3,073,211            Ps.  8,927,040
           Other                           98,928                 1,011,013
                              ------------------------- ---------------------
                              Ps.       3,172,139            Ps.  9,938,053
                              ========================= =====================

-Affiliates

         An analysis of the equity investments in affiliated companies at December 31, 1999 and September 30, 2000 is as follows:

                                               December 31,     September, 30
                                                   1999            2000
                                           -------------------------------------

CompUSA, Inc.                                                 Ps.  3,840,096
SBCI Brazil Ltda.                                                  2,199,782
SBC International Puerto Rico, Inc.        Ps.  2,385,020          2,112,576
Empresas Cablevision, S.A. de C.V.                688,191            709,247
FirstMark Comunicaciones de Espana, S.A.                              65,339
                                           -------------------------------------
    Total                                  Ps.  3,073,211     Ps.  8,927,040
                                           =====================================

a) All the acquisitions, as described in Note 18 of the audited annual combined financial statements for 1999, were recorded pursuant to the purchase method of accounting.

           The results of operations of the acquisitions made in 2000 have been included in the Company's unaudited consolidated financial statements from the month following the date of acquisition through the end of the period presented.

           The Company is not obligated to make any further payments or provide any form of additional or contingent consideration related to these acquisitions, except as described in Note 18 of the audited annual combined financial statements for 1999.

b) The following pro forma unaudited combined and consolidated financial data for the nine months ended September 30, 1999 and 2000 respectively, are based upon the historical financial statements of the Company adjusted to give effect to (i) the series of acquisitions during 2000 through September 30; (ii) certain purchase accounting adjustments related to the amortization of goodwill, a reduction in interest income for the loss of interest on the amounts expended for the above acquisitions and adjustments for depreciation of amounts allocated to adjust to fair value of the net assets of the acquired entities. The pro forma adjustments assume that the acquisitions were made at the beginning of each year and are based upon available information and certain assumptions that management believes are reasonable. The pro forma financial data does not purport to represent what the Company's operations would have actually been had such transaction in fact occurred or to predict the Company's results of operations.

                                                      Pro Forma America Movil For
                                                         the nine month periods
                                                           ended September 30,
                                                       1999                       2000
                                             -----------------------------------------------

Operating revenues:                          Ps.     19,303,189    Ps.       19,859,572
Net income                                            3,836,152                 888,268
Earnings per share (in Mexican Pesos)
                                                          0.264                   0.061

c) On November 16, 2000, the Company entered into an agreement for the establishment of Telecom Americas, Ltd. (see note 18 of the combined audited financial statements). Under this agreement, America Movil contributed cash, promissory notes and its interest in ATL and has agreed to contribute its interest in Techtel by February 14, 2001.

           At September 30, 2000 the Company's disposition of its interest in ATL is not material with respect to the Company's consolidated financial statements taken as a whole.

-Goodwill

a) An analysis of goodwill for the year ended December 31, 1999 and for the nine-month period ended September 30, 2000 is as follows:

                                            December 31,       September, 30
                                                1999                2000
                                     -------------------------------------------

Goodwill:
           Subsidiaries              Ps.  1,995,644      Ps.  8,371,777
           Affiliates                        55,066             270,810
                                     -------------------------------------------
                                          2,050,710            8,642,586
Accumulated amortization                (   192,737)        (    965,960)
                                     -------------------------------------------
                                     Ps.  1,857,973      Ps.  7,676,627
                                     ===========================================

b) Amortization expense for the nine-month periods ended September 30, 1999 and 2000 was Ps. 97,783 and Ps. 615,609, respectively.

8. Analysis of Long Term Debt

           The Company's long-term-debt consists of the following:

                                         Average           Average         Maturities        Balance at         Balance at
                                      interest rate    Interest rates      from 2000        December 31,      September 30,
                                           1999             2000*           Through             1999               2000
                                    -------------------------------------------------------------------------------------------
Banks, guaranteed by an
  affiliated company                       Libor + 1.5     Libor + 1.5        2002       Ps. 269,904       Ps. 283,792
Marconi                                    Libor + 1.5     Libor + 1.5        2001                             139,503
Banco Pichincha                                                   16.6        2002                              72,977
Citibank                                          7.79             9.7        2005            13,140         1,872,279
Other Banks                                       16.0            12.7        2004            97,683           124,658
Guatemalan Government (2)                    Libor + 3       Libor + 3        2001                           3,301,630
Suppliers' credits                                                 4.0        2003                             788,155
Financial leases                                  16.5            11.9        2004            96,056            17,800

                                                                                          ------------------------------------
Total                                                                                        476,783         6,600,794
Less: current portion of
   long-term det (1)                                                                         390,771         1,850,006
                                                                                          ------------------------------------

Long-term debt                                                                            Ps. 86,012     Ps. 4,750,788
                                                                                         =====================================

*Subject to variances in international and local rates.

           The Company's weighted average cost of borrowed funds at September 30, 2000 (including interest, fees and reimbursement of such lenders for Mexican taxes withheld) was approximately 9.42%.

(1) Includes Ps. 1,075 million of loans to subsidiaries guaranteed by Telcel and Telmex.
(2)  Guaranteed with Telgua's shares.

           An analysis of the foreign currency denominated debt at September 30, 2000 is as follows:

                                         Foreign              Exchange rate at
                                        currency             September 30, 2000            Pesos with
                                                             (pesos per unit of         purchasing power
                                      (thousands)             foreign currency)     as of September 30, 2000
                                -----------------------------------------------------------------------------
  U.S. dollar                            696,220           Ps.         9.4290       Ps.          6,564,658
  Guatemalan Quetzal                      29,933                       1.2065                       36,114
                                                                                    -------------------------
  Total                                                                             Ps.          6,600,772
                                                                                    =========================

           Long-term debt maturities at September 30, 2000 are as follows:

                    September 30, 2000           Amount
                 --------------------------------------------
                 2001                      Ps.  3,594,072
                 2002                             861,504
                 2003                             104,008
                 2004                              97,365
                 2005                              93,839
                                           ------------------
                 Total                     Ps.  4,750,788
                                           ==================


9. Related Parties

a) Following is an analysis of balances due from/to related parties as of December 31,1999 and September 30, 2000. All of the companies are considered as America Movil's affiliates, as the Company's principal owners are also directly or indirectly, shareholders of these related parties.

                                                                        1999                             2000
                                                           -------------------------------- -------------------------------
Trade receivables:
     Sanborns Hermanos, S.A. de C.V.                       Ps.                  54,753      Ps.                  25,955
     Telefonos del Noroeste, S.A. de C.V.                                       21,577                           50,647
     Telmex                                                                    238,090                          603,428
                                                           -------------------------------- -------------------------------
                                                                               314,420                          680,030
Others receivables:
     Telecomunicaciones de Guatemala,  S.A. de C.V.
                                                                               148,102

     Telecosmos de Honduras, S.A. (2)                                           14,502
     Telecosmos de El Salvador, S.A. (2)                                        10,981
     Sears                                                                                                       10,338
     Seguros Inbursa, S.A. de C.V.                                              26,903                           18,262
     Telmex                                                                                                     665,829
     Others                                                                     17,110                            9,007
                                                           -------------------------------- -------------------------------
                                                                               217,598                          703,436
                                                           -------------------------------- -------------------------------
                                                           Ps.                 532,018      Ps.               1,383,466
                                                           ================================ ===============================


Accounts payable:
     Telmex (1)                                 Ps.     36,902      Ps.    1,018
     Consorcio Red Uno, S.A. de C.V.                                       8,695
     Others                                             16,713             1,840
                                                ------------------- ----------------
                                                        53,615            11,553
 Current portion of long-term debt: Telmex
                                                       394,107           461,914
                                                ------------------- ----------------
                                                Ps.    447,722      Ps.  473,467
                                                =================== ================

Long-term debt:
Telmex                                          Ps.  2,317,967      Ps.  443,069
                                                =================== ================

(1) Borrowings through disposition of Telmex's lines of credit with the following financial institutions as: Societe Generale, Bank of America, Export Development Credit and Ericsson Telecom, during 1999.

(2)  Working capital borrowings.

           The debt due to Telmex consist of the following:

                                                           Average         Maturities
                                                          Interest          From 2000
                                                          Rate 2000         Through     December 31, 1999   September 30, 2000
                                                     ----------------------------------------------------------------------------
Debt denominated in foreign
  Currency                                                 7.84%              2001      Ps. 2,712,074      Ps. 904,983
Less current portion of long term
  Debt                                                                                    (   394,107)       ( 461,914)
                                                                                        -----------------------------------------
Long-term debt                                                                          Ps. 2,317,967      Ps. 443,069
                                                                                        =========================================

b) The Company has included in cash and short-term investments at December 31, 1999 and September 30, 2000, Ps. 18,744,122 and Ps. 18,995,894 respectively, of commercial paper issued by an affiliated party.

         Interest earned for the nine-month periods ended September 30, 1999 and 2000 was Ps. 4,532,267 and Ps. 2,141,588 respectively.

c) In the nine-month period ended September 30, 1999 and 2000 the Company had the following significant transactions mainly with Telmex:

                                                        1999            2000
                                                   -------------- ----------------
Revenue:
                                                   -------------- ----------------
   CPP interconnection fees                        Ps. 968,337    Ps. 3,515,553
                                                   -------------- ----------------
Expenses:
   Cost of sales and services:
      Payments of long distance, circuits
      and others                                   Ps. 886,399    Ps. 1,756,429
      Building and other cellular space leases          15,133         19,952
                                                   -------------- ----------------
                                                   Ps. 901,532    Ps. 1,776,381
                                                   -------------- ----------------

                                               -------------------------
      Commercial, administrative and
         general                               Ps. 11,341   Ps. 19,850
                                               -------------------------

                                               -------------------------
      Interest expense                         Ps. 46,721   Ps. 287,393
                                               -------------------------

           See Note 14 of the audited combined financial statements for a description of major transactions with the Company's affiliates.

10. Stockholders' Equity

a) The shares of America Movil were authorized and issued pursuant to the Telmex shareholders' meeting on September 25, 2000 approving the Spin-off. (see note
1a). Capital stock is represented by 14,485 million common shares with no par value, representing the fixed capital. An analysis is as follows:

                 3,266  million series AA shares
                   346  million series A shares
                10,873  million series L shares
             ---------
                14,485  total shares

b) Series AA shares, which may be subscribed only by Mexican individuals and corporate entities, must represent at all times no less than 20% of capital stock and no less than 51% of the common shares. Common series A shares, which may be freely subscribed, must account for no more than 19.6% of capital stock and no more than 49% of the common shares. Series AA and A shares combined may not represent more than 51% combined may not represent more than 51% of capital stock. The combined number of series L shares, which have limited voting rights and may be freely subscribed, and series A shares may not exceed 80% of capital stock. The Company's bylaws contemplate the possibility of the holders of series L shares exchanging such shares, in certain circumstances, for series AA shares, commencing January 1, 2001.

c) In conformity with the Mexican Corporations Act, at least 5% of the net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock issued and outstanding.

d) America Movil has not paid dividends since its establishment in September 2000. Dividends, if any, will be declared and paid in Mexican pesos.

11.        Deferred Income Taxes

           Requirements of the new Mexican accounting Bulletin D-4, "Accounting for Income Tax, Asset Tax and Employee Profit Sharing," issued by the Mexican Institute of Public Accountants, went into effect on January 1, 2000. The new bulletin modifies the rules with respect to the valuation of deferred income tax (deferred taxes). Basically, the new bulletin requires that deferred taxes be determined on virtually all temporary differences in balance sheet accounts for financial and tax reporting purposes, using the enacted income tax rate at the time the financial statements are issued. Through December 31, 1999, deferred taxes were recognized only on temporary differences that were considered to be non-recurring and that had a known turnaround time.

           The following table sets forth deferred taxes activity in the stockholders' equity for the nine-month period ended September 30, 2000 under D-4.

                                                                    Deferred income
                                                                 taxes on the deficit
                                         Cumulative effect         from restatement
                                       of accounting change     of stockholders' equity          Total
                                      -----------------------------------------------------------------------
Balance at January 1, 2000            Ps. (1,975,500)             Ps.        307,083        Ps. (1,668,417)

Deferred income taxes on the
    difference between the
    indexed cost and
    replacement cost valuation
     of fixed assets and                                                     216,276               216,276
   inventories allocated to
    equity, net of inflation

                                      -----------------------------------------------------------------------
Balance at September 30, 2000         Ps. (1,975,500)             Ps.        523,359        Ps. (1,452,141)
                                      =======================================================================


           Deferred income tax liability as of September 30, 2000 is as follows:

                                                                          Deferred income
                                                                           tax liability
                                                                        --------------------
Balance at January 1, 2000                                                  Ps. 1,668,417
Deferred income tax for the period                                                787,545
Deferred income taxes on the difference between the indexed cost and replacement cost valuation of fixed assets and inventories
    allocated to equity, net of inflation                                        (216,276)
Effects of inflation recognized in income statement                              (131,784)
                                                                      ------------------------
Balance at September 30, 2000                                               Ps. 2,107,902
                                                                      ========================

           The new bulletin does not significantly affect how employee profit sharing is accounted for.

           Had bulletin D-4 been adopted in prior years, net income for the nine-months ended September 30, 1999 would have been reduced by Ps.571 million approximately.

12. Segments

           America Movil operates primarily in one segment (cellular services), however, as mentioned in note 1 above, the Company has international telecommunications operations as of September 30, 2000, in three different geographic regions: (i) Mexico, (ii) United States and Puerto Rico and (iii) Central and South America.

      The following summary shows the most important segment information:

                                                      Nine month periods ended
                                                            September 30,

                                                     1999                    2000
                                            ------------------------------------------------
Operating revenues:

Mexico                                      Ps.          8,729,077  Ps.         15,679,073
United States                                              971,640               1,421,263
 Central and South America                                 546,729               2,049,466
                                            ------------------------------------------------
                                            Ps.         10,247,446  Ps.         19,149,802
                                            ================================================

                                                 December 31,            September 30,
                                            ------------------------------------------------
                                                     1999                    2000
Plant, property and equipment, net

Mexico                                      Ps.         11,299,145  Ps.         19,010,624
United States                                              221,352                 307,877
Central and South America                                  883,650               7,747,060
                                            ------------------------------------------------
                                            Ps.         12,404,147  Ps.         27,065,561
                                            ================================================

Goodwill, net

Mexico                                      Ps.            969,749  Ps.            959,439
United States                                              746,625                 633,778
 Central and South America                                 141,599               6,083,410
                                            ------------------------------------------------
                                            Ps.          1,857,973  Ps.          7,676,627
                                            ================================================

Licenses, net

Mexico                                      Ps.          1,744,552  Ps.          1,655,449
Central and South America                                  274,405                 694,477
                                            ------------------------------------------------
                                            Ps.          2,018,957  Ps.          2,349,926
                                            ================================================


13. Differences Between Mexican and U.S. GAAP:

           The unaudited consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"), which in certain respects differ significantly from generally accepted accounting principles in the United States ("U.S. GAAP").

           The following reconciliation to U.S. GAAP does not include the reversal of the adjustments to the financial statements for the effects of inflation required under Mexican Bulletin B-10, as amended. The application of Bulletin B-10 represents a comprehensive measure of the effect of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than financial reporting based on historical cost under both Mexican and US accounting principles.

           The principal differences between Mexican GAAP and U.S. GAAP, as they relate to the Company, are described in Note 19 to the audited financial statements and listed below, with an explanation, where appropriate, of the adjustments that affect consolidated operating income, net income, stockholders' equity and resources provided by operating and financing activities for the nine-month periods ended September 30, 1999 and 2000.

SAB-101 Revenue Recognition

           Staff Accounting Bulletin No. 101 ("SAB 101") was released on December 3, 1999, and provides the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. The Company is currently evaluating the process for full implementation of the SEC's SAB-101 "Revenue Recognition" for U.S. GAAP purposes in the fourth quarter of 2000.

Cash Flow Information

           Under Mexican GAAP, the Company presents consolidated statements of changes in financial position. The changes in the financial statement balances included in this statement constitute resources provided by and used in operating, financing and investing activities stated in constant pesos (including monetary and foreign exchange gains and losses). Under Mexican GAAP changes in trading securities are presented as investing activities, while under U.S. GAAP the cash flows from these type of securities should be disclosed as cash provided by (used in) operating activities.

           Statement of Financial Accounting Standards No.95 ("SFAS No. 95"), "Statement of Cash Flows," does not provide guidance with respect to inflation adjusted financial statements. In accordance with Mexican GAAP, the increase (decrease) in current and long-term debt due to restatement in constant pesos, including the effect of exchange differences, is presented in the statement of changes in financial position in the financing activities section. The Company has adopted the guidance issued by the AICPA SEC Regulations Committee's International Practices Task Force in its meeting held on November 24, 1998, encouraging foreign registrants that file price level adjusted financial statements to provide cash flow statements that show separately the effects of inflation on cash flows.

           If the changes in trading securities and the exchange gain or loss related to the debt were treated as components of operating activities, summarized consolidated statements of cash flows derived from information prepared in accordance with U.S. GAAP would be as follows:

                                                                   Nine months ended September 30,
                                                                      1999                   2000
                                                            -- ------------------- - ---------------------
Operating activities:
      Net income                                               Ps.     2,260,749     Ps.     1,348,057
      Depreciation and amortization                                      954,246             2,256,203
      Deferred taxes                                                     764,049             1,009,578
      Monetary effect                                                  3,537,609             1,767,636
      Equity in results of affiliates, minority
        interest and others                                           (  162,641)              305,793
      Effect of exchange rate differences on debt                        67,518                283,560
      (Investment) disposal of marketable securities                  (1,359,225)            4,327,628
      Change in operating assets and liabilities                      (  131,020)       (    2,115,281)
                                                               -------------------   ---------------------
Resources provided by operating activities                             5,931,285             9,183,174
                                                               -------------------   ---------------------
Financing activities:
      New loans and repayment of loans                                 1,141,600         (   1,915,335)


      Increase in parent investment                                    2,139,230             8,105,887
                                                               -------------------   ---------------------
Resources provided by financing activities                             3,280,830             6,190,552
                                                               -------------------   ---------------------

Resources used in investing activities                            (    4,271,514)       (   21,454,295)
                                                               -------------------   ---------------------

Effect of inflation accounting                                    (    3,573,967)       (    2,105,739)
Net increase (decrease) in cash and short term
  Investments                                                          1,366,634        (    8,186,308)

Cash and short-term investments at beginning
  of year                                                             40,627,847            36,861,340
                                                               -------------------   ---------------------
Cash and short-term investments at end of year                 Ps.    41,994,481     Ps.    28,675,032
                                                               ===================   =====================

         Cash from purchases and sales of trading securities for the first nine months of 1999 were Ps. 3,950,053 and Ps. 2,644,658, respectively and Ps. 307,130 and Ps. 4,682,357 for 2000, respectively.

Summary

           Net income, operating income and total stockholders' equity, adjusted to take into account the material differences between Mexican GAAP and U.S. GAAP, are as follows:

                                                                    Nine months ended September 30,
                                                                       1999                    2000
                                                                -------------------- -- --------------------

Net income as reported under Mexican GAAP                       Ps.    2,958,731        Ps.    1,579,460
Approximate U.S. GAAP adjustments:
Capitalized interest or net financing cost                                69,897                 182,677
Depreciation of capitalized interest                               (      26,779)          (      36,309)
Accrued vacation pay                                               (      23,436)          (      58,298)
Deferred income tax on U.S. GAAP adjustments                       (     14,689)           (      38,314)
Deferred income tax                                                (     570,679)
Deferred employee profit sharing on U.S.
  GAAP adjustments                                                 (       4,197)          (      10,947)
Deferred employee profit sharing                                   (     174,484)          (     172,772)
Difference between the restatement of
  depreciation expense based on specific
  indexation factors and on the basis of the
  NCPI                                                             (      82,151)          (     152,704)
Effects of inflation accounting on U.S. GAAP
  Adjustments.                                                           128,536                  55,264
                                                                --------------------   --------------------
Total approximate U.S. GAAP adjustments, net                       (     697,982)          (     231,403)
                                                                --------------------   --------------------
Approximate net income under U.S. GAAP                          Ps.    2,260,749        Ps.    1,348,057
                                                                ====================   ====================
Common shares outstanding as of September
  25,2000 (in millions):                                                  14,485                  14,485
Approximate net income per share under U.S.

  GAAP (in pesos):                                              Ps.       0.156         Ps.       0.093
                                                                ====================   ====================


           After giving effect to the foregoing approximate adjustments for accrued vacation pay, depreciation of capitalized interest and the difference between the restatement of depreciation expense based on specific indexation factors and on the basis of the NCPI; as well of the reclassification of the employee profit sharing expense and the deferred employee profit sharing expense, operating income under U.S. GAAP totaled Ps 1,173,258, and Ps. 2,147,525, in the first nine months of 1999 and 2000, respectively.


                                                                       December 31,               September 30,
                                                                            1999                      2000
                                                                    --------------------- --- ---------------------

Total stockholders' equity under Mexican GAAP                       Ps.     56,179,420        Ps.     66,096,257
Approximate U.S. GAAP adjustments, net of effects
  of inflation on monetary items:
Capitalized interest or net financing cost                                     409,119                   591,796
Accumulated depreciation of capitalized interest or
  net financing cost                                                   (       103,466)          (       139,776)
Accrued vacation pay                                                   (        62,846)          (       116,220)
Deferred income tax on U.S. GAAP adjustments                           (        84,982)          (       117,531)
Deferred income tax                                                    (     1,975,501)
Deferred employee profit sharing on U.S. GAAP                          (        24,281)          (        33,580)
  adjustments

Deferred employee profit sharing                                       (       675,285)          (       805,131)
Deferred taxes on the difference between the indexed
  cost and replacement cost valuation of fixed assets
  and inventories                                                              206,511           (       542,411)
Minority interest                                                      (       659,245)          (     2,193,943)
Difference between the restatement of fixed assets and
  inventories based  on  specific indexation factors and
  on the basis of the NCPI                                                     355,618                 1,537,665
                                                                    ---------------------     ---------------------
Total approximate U.S. GAAP adjustments, net                           (     2,614,358)          (     1,819,131)
                                                                    ---------------------     ---------------------

Approximate total stockholders' equity under U.S. GAAP              Ps.     53,565,062        Ps.     64,277,126
                                                                    =====================     =====================

Comprehensive income under US GAAP is comprised as follows:

                                                                  Nine-month periods ended September 30,
                                                                         1999                  2000
                                                                  -------------------- ---------------------

Approximate net income under US GAAP                              Ps.      2,260,749   Ps.        1,348,057
Other comprehensive income:
     Surplus from holding non-monetary assets                                188,609              1,033,231


    Deferred taxes adjustments                                               (10,864)             (225,565)
     Effect of translation of foreign entities                              (116,233)              450,454
                                                                  -------------------- ---------------------
Other comprehensive income                                                     61,512             1,258,120
                                                                  -------------------- ---------------------
Approximate comprehensive income under US GAAP                           Ps.2,322,261  Ps.        2,606,177
                                                                  ==================== =====================

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

                                         AMERICA MOVIL, S.A. DE C.V.



                                         By:  /s/ Daniel Hajj Aboumrad
                                              -------------------------------
                                              Name: Daniel Hajj Aboumrad
                                              Title: Chief Executive Officer

Date:  December 8, 2000

================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  ------------


                                    EXHIBITS
                                       TO
                                    FORM 20-F

                             REGISTRATION STATEMENT
                              PURSUANT TO SECTIONS
                             12(b) AND 12(g) OF THE
                             SECURITIES ACT OF 1933


                                  ------------


                           America Movil, S.A. de C.V.
             (exact name of registrant as specified in its charter)



================================================================================

                                  Exhibit Index

Exhibit                                                                 Page
Number                            Description                           No.
------                            -----------                           ---

1.1  Bylaws (estatutos sociales) of America Movil, S.A. de
     C.V. (together with an English translation).

2.1 L Share Deposit Agreement (incorporated by reference to the Registrant's registration statement on Form F-6 filed on the date hereof).

2.2 A Share Deposit Agreement (incorporated by reference to the Registrant's registration statement on Form F-6 filed on the date hereof).

3.1 Trust Agreement dated December 20, 1990 among certain shareholders of Telefonos de Mexico, S.A. de C.V., together with an English translation (incorporated by reference to the registration statement of Telefonos de Mexico, S.A. de C.V. on Form F-1 (File No. 333-39893)).

3.2  Conversion and Termination Agreement dated April 27,
     2000 among Carso Global Telecom, S.A. de C.V., SBC
     International, Inc. and France Telecom Financiere
     Internationale.

4.1 Shareholders Agreement dated November 16, 2000 and amended December 5, 2000, among Bell Canada
     International Investments Limited, AM Latin America,
     LLC, SBC International--Brazil Holding, Ltd. and
     Telecom Americas Ltd.*

8.1  Significant subsidiaries.

--------------------
* Portions of this agreement have been omitted from this registration statement pursuant to a confidential treatment request filed on the date hereof.